Exhibit 99.1

Management Discussion & Analysis and Complete Financial Statements 2Q20 www.itau.com.br/investor-relations facebook.com/Itaú @Itaú @Itaú /Itaú /bancoitau

Contents Management Executive Summary 03 Discussion & Income Statement and Balance Sheet Analysis 11 Analysis Managerial Financial Margin 12 Cost of Credit 13 Page 03 Credit Quality 15 Commissions and Fees & Result from Insurance 17 Result from Insurance, Pension Plan and Premium Bonds 19 Non-interest Expenses 20 Balance Sheet 22 Credit Portfolio 23 Funding 25 Capital, Liquidity and Market Ratios 26 Results by Business Segments 27 Results by Region - Brazil and Latin America 29 Activities Abroad 30 Additional Information 31 Itaú Unibanco Shares 32 Glossary 33 Report of Independent Auditors 35 Complete Financial Statements Page 37

Management Discussion & Analysis Management Discussion & Analysis and Complete Financial Statements

(This page was intentionally left blank) Itaú Unibanco Holding S.A. 04

Management Discussion & Analysis | Executive Summary

Managerial Income Summary

We present below the financial indicators of Itaú Unibanco determined at the end of the period.

	In R$ millions (except where indicated), end of period	2Q20	1Q20	2Q19	1H20	1H19
Results	Recurring Net Income	4,205	3,912	7,034	8,117	13,911
	Operating Revenues [1]	28,010	29,206	29,492	57,216	57,700
	Managerial Financial Margin [2]	17,776	17,805	18,451	35,581	36,119
Performance	Recurring Return on Average Equity - Annualized - Consolidated [3]	13.5%	12.8%	23.5%	13.1%	23.6%
	Recurring Return on Average Equity - Annualized - Brazil [3]	13.5%	13.0%	24.6%	13.2%	24.8%
	Recurring Return on Average Assets - Annualized [4]	0.8%	0.8%	1.7%	0.8%	1.7%
	Nonperforming Loans Ratio (90 days overdue) - Total	2.7%	3.1%	2.9%	2.7%	2.9%
	Nonperforming Loans Ratio (90 days overdue) - Brazil	3.2%	3.5%	3.5%	3.2%	3.5%
	Nonperforming Loans Ratio (90 days overdue) - Latin America	1.4%	2.0%	1.4%	1.4%	1.4%
	Coverage Ratio (Total Allowance/NPL 90 days overdue) [5]	281%	239%	208%	281%	208%
	Efficiency Ratio (IE) [6]	46.5%	44.4%	46.2%	45.4%	46.3%
Shares	Recurring Net Income per Share (R$) [7]	0.43	0.40	0.72		
	Net Income per Share (R$) [7]	0.35	0.35	0.70		
	Number of Outstanding Shares at the end of the period - in millions	9,762	9,762	9,743		
	Book Value per Share (R$)	12.94	12.66	12.91		
	Dividends and Interest on Own Capital net of Taxes [8]	745	850	6,136		
	Market Capitalization [9]	251,481	227,754	354,265		
	Market Capitalization [9] (US$ million)	45,924	43,810	92,444		
Balance Sheet	Total Assets	2,075,122	1,982,498	1,678,378		
	Total Credit Portfolio, including Financial Guarantees Provided and Corporate Securities	811,326	788,320	674,512		
	Deposits + Debentures + Securities + Borrowings and Onlending [10]	1,009,582	900,178	699,455		
	Loan Portfolio/Funding [10]	65.1%	71.1%	79.0%		
	Stockholders' Equity	126,357	123,624	125,737		
	Solvency Ratio - Prudential Conglomerate (BIS Ratio)	13.5%	13.3%	16.3%		
	Tier I Capital - BIS III	12.1%	12.0%	14.9%		
	Common Equity Tier I - BIS III	10.4%	10.3%	13.6%		
	Liquidity Coverage Ratio (LCR)	179.1%	165.5%	167.2%		
	Net Stable Funding Ratio (NSFR)	122.5%	116.8%	121.1%		
Other	Assets Under Administration	1,331,135	1,302,887	1,200,283		
	Total Number of Employees	97,440	95,288	98,446		
	Brazil	84,343	82,107	85,161		
	Abroad	13,097	13,181	13,285		
	Branches and CSBs - Client Service Branches	4,488	4,501	4,722		
	ATM - Automated Teller Machines [11]	45,809	45,701	47,505		

Note: (1) Operating Revenues are the sum of Managerial Financial Margin, Commissions and Fees and Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; (2) Detailed in Managerial Financial Margin section; (3) Annualized Return was calculated by dividing Recurring Net Income by Average Stockholders' Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the amount of dividends that has not yet been approved at shareholders' or Board meetings, proposed after the balance sheet closing date; (4) The return was calculated by dividing Recurring Net Income by Average Assets; (5) Includes the balance of allowance for financial guarantees provided; (6) For further details on the calculation methodologies, please refer to the Glossary section; (7) Calculated based on the weighted average number of outstanding shares for the period; (8) Interest on own capital. Amounts paid/provisioned, declared and reserved in stockholders' equity; (9) Total number of outstanding shares (common and non-voting shares) multiplied by the average price of the non-voting share on the last trading day in the period; (10) As detailed in the Balance Sheet section; (11) Includes ESBs (electronic service branches) and service points at third-party locations and Banco24Horas ATMs.

Itaú Unibanco Holding S.A. 05

Management Discussion & Analysis | Executive Summary

Managerial Income Statement

In this report, besides the adjustment of non-recurring events, we apply managerial criteria to present our income statement. In relation to the accounting statement, these criteria affect the breakdown of our income statement but not the net income. Among the managerial adjustments, we highlight the tax effects of the hedge of investments abroad - originally included in tax expenses (PIS and COFINS) and income tax and social contribution on net income, which are reclassified to the financial margin. The devaluation of the Real against the currencies of the countries where we have investments made the impact of the overhedge strategy of these investments relevant in this quarter.

These reclassifications enable us to carry out business analyses from the management point of view and are shown in the table below.

Accounting and Managerial Financial Statements Reconciliation | 2nd quarter of 2020

In R$ millions	Accounting	Non-recurring Events	Tax Effect of Hedge	Managerial Reclassifications	Managerial
Operating Revenues	**24,780**	**(691)**	**2,833**	**1,088**	**28,010**
Managerial Financial Margin	13,985	(749)	2,833	1,706	17,776
Financial Margin with Clients	15,511	(749)	-	1,706	16,468
Financial Margin with the Market	(1,526)	-	2,833	-	1,307
Commissions and Fees	8,825	-	-	(429)	8,396
Revenues from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,143	28	-	668	1,839
Other Operating Income	450	-	-	(450)	-
Equity in Earnings of Affiliates and Other Investments	365	19	-	(384)	-
Non-operating Income	11	11	-	(23)	-
Cost of Credit	**(6,179)**	**-**	**-**	**(1,591)**	**(7,770)**
Provision for Loan Losses	(6,899)	-	-	(662)	(7,561)
Impairment	-	-	-	(196)	(196)
Discounts Granted	-	-	-	(750)	(750)
Recovery of Loans Written Off as Losses	720	-	-	18	738
Retained Claims	**(321)**	**-**	**-**	**-**	**(321)**
Other Operating Expenses	**(17,848)**	**3,686**	**(241)**	**652**	**(13,751)**
Non-interest Expenses	(16,318)	3,553	-	655	(12,109)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,521)	133	(241)	(3)	(1,633)
Insurance Selling Expenses	(10)	-	-	-	(10)
Income before Tax and Profit Sharing	**432**	**2,995**	**2,592**	**150**	**6,168**
Income Tax and Social Contribution	**1,788**	**(921)**	**(2,592)**	**(176)**	**(1,902)**
Profit Sharing Management Members - Statutory	**(27)**	**-**	**-**	**27**	**-**
Minority Interests	**1,231**	**(1,292)**	**-**	**-**	**(61)**
Net Income	**3,424**	**782**	**-**	**-**	**4,205**

Non-Recurring Events Net of Tax Effects

In R$ millions	2Q20	1Q20	2Q19	1H20	1H19
Net Income	**3,424**	**3,401**	**6,815**	**6,825**	**13,525**
(-) Non-Recurring Events	**(782)**	**(510)**	**(219)**	**(1,292)**	**(386)**
Donation to 'Todos pela Saúde'	(834)	-	-	(834)	-
Reclassification of investment in IRB	379	-	-	379	-
Impairment of goodwill and intangible assets - Itaú Corpbanca	(19)	-	-	(19)	-
Mark to market of collateralized securities	-	(307)	-	(307)	-
Goodwill amortization	(206)	(186)	(151)	(392)	(318)
Liability Adequacy Test	-	-	(68)	-	(68)
Other	(102)	(18)	-	(120)	-
Recurring Net Income	**4,205**	**3,912**	**7,034**	**8,117**	**13,911**

Itaú Unibanco Holding S.A.

06

Management Discussion & Analysis | Executive Summary

2nd quarter of 2020 Income Statement

In R$ millions	2Q20	1Q20	Δ	2Q19	Δ	1H20	1H19	Δ
Operating Revenues	28,010	29,206	-4.1%	29,492	-5.0%	57,216	57,700	-0.8%
Managerial Financial Margin	17,776	17,805	-0.2%	18,451	-3.7%	35,581	36,119	-1.5%
Financial Margin with Clients	16,468	17,045	-3.4%	16,879	-2.4%	33,513	33,303	0.6%
Financial Margin with the Market	1,307	760	72.0%	1,572	-16.9%	2,068	2,816	-26.6%
Commissions and Fees	8,396	9,514	-11.8%	9,063	-7.4%	17,910	17,685	1.3%
Revenues from Insurance [1]	1,839	1,887	-2.5%	1,978	-7.0%	3,726	3,896	-4.4%
Cost of Credit	(7,770)	(10,087)	-23.0%	(4,044)	92.1%	(17,856)	(7,848)	127.5%
Provision for Loan Losses	(7,561)	(10,398)	-27.3%	(4,407)	71.6%	(17,959)	(8,613)	108.5%
Impairment	(196)	(89)	121.3%	(43)	359.4%	(285)	(72)	293.0%
Discounts Granted	(750)	(266)	182.0%	(390)	92.5%	(1,016)	(698)	45.6%
Recovery of Loans Written Off as Losses	738	666	10.9%	795	-7.1%	1,404	1,536	-8.6%
Retained Claims	(321)	(329)	-2.5%	(297)	8.1%	(651)	(596)	9.1%
Other Operating Expenses	(13,751)	(13,752)	0.0%	(14,432)	-4.7%	(27,503)	(28,274)	-2.7%
Non-interest Expenses	(12,109)	(12,056)	0.4%	(12,669)	-4.4%	(24,165)	(24,819)	-2.6%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,633)	(1,691)	-3.5%	(1,758)	-7.1%	(3,324)	(3,438)	-3.3%
Insurance Selling Expenses	(10)	(5)	102.1%	(6)	71.9%	(14)	(17)	-16.6%
Income before Tax and Minority Interests	6,168	5,038	22.4%	10,718	-42.5%	11,207	20,982	-46.6%
Income Tax and Social Contribution	(1,902)	(975)	95.0%	(3,408)	-44.2%	(2,877)	(6,596)	-56.4%
Minority Interests in Subsidiaries	(61)	(151)	-59.5%	(277)	-77.9%	(212)	(475)	-55.2%
Recurring Net Income	4,205	3,912	7.5%	7,034	-40.2%	8,117	13,911	-41.6%

(1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

Recurring **Net Income**

R$4.2 billion in 2Q20



R$ millions
- 40.2%
+ 7.5%
- 41.6%
7,034
3,912
4,205
13,911
8,117
2Q19
1Q20
2Q20
1H19
1H20

Financial performance:

Recurring net income reached R$4.2billion in the second quarter of 2020, up 7.5% from the previous quarter. The recurring return on average equity was 13.5%.

Despite the adverse economic scenario triggered by the COVID-19 pandemic, there were some signs of improvement during the second quarter. For that reason, our provisioning model, which is updated to reflect macroeconomic conditions, recognized lower provisions for losses during this quarter compared to the previous quarter, when the crisis began. Accordingly, our cost of credit decreased by 23.0%, and reached R$7.8 billion. Aiming to provide liquidity to our customers, we have made a reprofiling of the loan portfolio for individuals, very small and small companies totaling R$52 billion. Financial margin with clients declined driven by: (i) the lower contribution of the individuals portfolio and the higher contribution of the corporate portfolio in our credit books, (ii) change in the mix of retail banking products, with lower use of revolving credit lines and higher use of personalised credit, both due to client demand and the bank´s active management and (iii) the reduction in the interest rate on the remuneration of the working capital. These effects were partially offset by the increase in the credit volume. Margin with the market reached R$1.3 billion as a result of higher gains by the trading desk and by the foreign treasuries. Commissions and fees were down due to the impact of lower economic activity on revenue from cards (both issuer and acquirer) and the impact of depressed capital markets activity on revenue from economic advisory services, brokerage and fund management. Non-interest expenses remained stable in the quarter with the growth in Latin America as a whole being offset by the decrease in Brazil. Under this dynamics, net income before tax reached R$6.2 billion, a 22% increase in the quarter. Finally, the effective income tax and social contribution rate was 30.8%, an increase in the quarter, since the theoretical rate used for the entire quarter was 45%, whereas in the previous quarter the rate reached this level only in the last month.

In the first half of 2020, recurring net income reached R$8.1 billion, down 41.6% from the same period of the previous year. The recurring return on average equity was 13.1%. The change in the scenario from the second half of March 2020 led to an increase of 127.5% in the cost of credit, which reached R$17.9 billion. This change was captured by our expected loss provisioning model, thus generating higher provision expenses both in the Retail and Wholesale Banking segments in Brazil. Financial margin with clients remained relatively stable since negative effects of regulatory changes in overdraft rates, lower spreads and a reduction in the interest rate on our working capital were partially offset by the increase in credit volume. Margin with the market decreased by 26.6%, mainly driven by the unexpected market volatility in the first quarter of 2020. Strategic cost management and our investment in technology led to a 2.6% reduction in non-interest expenses, even with an annual inflation rate of 2.1%.

Itaú Unibanco Holding S.A.

07

Management Discussion & Analysis | Executive Summary
Itaú

Highlights in 2Q20

Financial Margin

R$17.8 billion

R$ millions



- 0.2%
- 3.7%
- 1.5%
18,451
17,805
17,776
36,119
35,581
16,879
17,045
16,468
33,303
33,513
1,572
760
1,307
2,816
2,068
2Q19
1Q20
2Q20
1H19
1H20
Financial Margin with the Market
Financial Margin with Clients

The reduction in the margin with clients in the quarter was due to (i) the lower contribution from the individuals portfolio and higher contribution from the corporate portfolio in our books, (ii) change in the mix of retail banking products, with lower use of revolving credit lines and higher use of personalised credit, both due to client demand and the bank´s active management and (iii) the reduction in the interest rate on the remuneration of the working capital. These effects were partially offset by the increase in credit volume. Higher gains by the trading desk and by the foreign treasuries led to an increase in the financial margin with the market.

Lower spreads and the impact of interest rate reductions on working capital were the main negative factors in the margin with clients compared to the first half of the previous year, in addition to the regulatory change in overdraft rates. The increase in volume more than compensated these effects.

Further details on page 12

Cost of Credit

R$7.8 billion

R$ millions



- 23.0%
+ 92.1%
+127.5%
4,044
390
43
3,612
10,087
266
89
9,732
7,770
750
196
6,823
7,848
698
72
7,077
17,856
1,016
285
16,555
2Q19
1Q20
2Q20
1H19
1H20
Discounts Granted
Impairment
Provision for Loan Losses Net of Recovery of Loans

Our expected loss provisioning model, which is updated to reflect macroeconomic conditions, recognized lower provisions this quarter than the previous quarter, when the COVID-19 crisis began. Accordingly, our cost of credit decreased due to lower provision expenses in the Retail and Wholesale Banking segments in Brazil.

Compared to the first half of the previous year, the change in the macroeconomic scenario from the second half of March generated higher provision expenses in Retail and Wholesale Banking in Brazil, and an increase in the cost of credit.

Further details on page 13

Commissions, Fees and Result from Insurance [1]

R$9.9 billion

R$ millions



- 10.5%
- 7.8%
+ 0.02%
10,738
11,067
9,904
20,967
20,971
9,063
9,514
8,396
17,685
17,910
1,675
1,553
1,508
3,282
3,061
2Q19
1Q20
2Q20
1H19
1H20
Commissions and Fees
Result from Insurance¹

The decrease in the second quarter of 2020 was driven by lower revenue from: (i) credit and debit cards, due to lower economic activity from the second half of March 2020, and lasting throughout the second quarter, (ii) economic and financial advisory services and brokerage, driven by depressed capital markets activity, and (iii) fund management driven by lower revenue from performance fees, reductions in average volume and fewer business days.

Investment banking, brokerage and fund management operations increased compared to the first half of the previous year and were partially offset by the lower revenue from acquiring and insurance activities.

Further details on pages 17-18

Non-Interest Expenses

R$12.1 billion

R$ millions



+ 0.4%
- 4.4%
- 2.6%
3.0%
2.6%
2.4%
3.0%
2.5%
12,669
12,056
12,109
24,819
24,165
2Q19
1Q20
2Q20
1H19
1H20

Costs remained stable in the quarter since the increase in Latin America was offset by the reduction in Brazil. Lower expenses in Brazil were driven by: (i) employee terminations and employees' profit sharing, and (ii) marketing and sales of cards, due to lower economic activity.

Compared to the first half of the previous year, the strategic cost management led to a 2.6% decrease in non-interest expenses, and reduction in personnel, administrative and operating expenses.

Further details on pages 20-21

Return on Equity

13.5%



24.6%
23.5%
24.6%
23.5%
25.1%
23.7%
13.0%
12.8%
13.5%
13.5%
2Q19
3Q19
4Q19
1Q20
2Q20
Annualized Recurring Return on Average Equity (quarterly) - Consolidated
Annualized Recurring Return on Average Equity (quarterly) - Brazil

Efficiency Ratio (E.R.)



47.4
47.7
47.6
47.7
47.5
46.6
45.5
45.0
45.1
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
Trailing 12-month Efficiency Ratio (%)

Further details on page 21

[1] The result from insurance operations includes the revenues from insurance, pension plan and premium bonds, net of retained claims and selling expenses.

Itaú Unibanco Holding S.A.
08

Management Discussion & Analysis | Executive Summary

Highlights in 2Q20

Credit Portfolio with Financial Guarantees Provided and Corporate Securities

In R$ billions, end of period	2Q20	1Q20	Δ	2Q19	Δ
Individuals	228.8	238.1	-3.9%	222.3	2.9%
Credit Card Loans	72.9	83.8	-13.1%	79.3	-8.1%
Personal Loans	37.3	37.4	-0.2%	32.8	13.7%
Payroll Loans [1]	50.4	50.3	0.2%	49.1	2.6%
Vehicle Loans	19.5	19.4	0.3%	17.2	13.2%
Mortgage Loans	48.8	47.2	3.5%	44.0	11.0%
Very Small, Small and Middle Market Loans [2]	107.4	104.5	2.8%	83.1	29.3%
Individuals + Very Small, Small and Middle Market Loans	336.2	342.6	-1.8%	305.4	10.1%
Corporate Loans	259.2	250.2	3.6%	203.4	27.5%
Credit Operations	175.4	171.9	2.0%	146.4	19.8%
Corporate Securities [3]	83.9	78.3	7.1%	56.9	47.3%
Total Brazil with Financial Guarantees Provided and Corporate Securities	595.5	592.8	0.5%	508.8	17.0%
Latin America	215.9	195.6	10.4%	165.7	30.2%
Argentina	10.6	10.7	-1.0%	9.7	9.5%
Chile	146.9	131.8	11.4%	110.7	32.6%
Colombia	34.0	29.8	14.0%	27.6	22.9%
Paraguay	9.6	9.3	3.1%	7.4	29.4%
Panama	1.8	1.7	10.1%	1.3	38.7%
Uruguay	12.9	12.2	6.3%	8.9	45.3%
Total with Financial Guarantees Provided and Corporate Securities	811.3	788.3	2.9%	674.5	20.3%
Total with Financial Guarantees Provided and Corporate Securities (ex-foreign exchange rate variation) [4]	811.3	810.8	0.1%	736.7	10.1%

(1) Includes operations originated by the institution and acquired operations. (2) Includes Rural Loans to Individuals. (3) Includes Debentures, Certificates of Real Estate Receivables (CRI), Commercial Paper, Rural Product Notes (CPR), Financial Bills, Investment Fund Quotas and Eurobonds. Note: The Mortgage and Rural Loan portfolios from the companies segment are allocated according to the client's size. Further details on pages 23 and 24.

NPL Ratio (%) | over 90 days

2.7% - 40 bps vs. first quarter of 2019; - 20 bps vs. second quarter of 2019



3.4 3.5 3.5 3.7 3.5 3.4 3.4 3.5 3.2
2.8 2.9 2.9 3.0 2.9 2.9 3.0 3.1 2.7
1.5 1.3 1.4 1.4 1.4 1.4 1.9 2.0 1.4
Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Jun-20
Total
Brazil[1]
Latin America[2]

The ratio of total non-performing loans over 90 days overdue decreased by 40 basis points from the previous quarter. In Brazil, the ratio for individuals and for very small, small and middle-market companies decreased from the previous quarter as a consequence of the loan portfolio reprofiling, aimed at helping our clients cope with the economic crisis. In the corporate segment, the reduction was driven by one specific client. In Latin America the decrease was mainly due to the debt restructuring of a specific client of the corporate segment in Chile.

Further details on pages 15-16

Coverage Ratio | 90 days

281% + 42 p.p. vs. first quarter of 2020; + 73 p.p. vs. second quarter of 2019



235% 221% 208% 208% 208% 229% 239% 281%
92% 90% 88% 87% 86% 97% 102% 100%
Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Jun-20
Total
Total (Expanded[3])

The reduction in the NPL over 90 days, driven by the loan portfolio reprofiling, was responsible for the increases in the total coverage ratio of 42 percentage points in the quarter and 73 percentage points for the year.

Further details on pages 15-16

NPL Ratio (%) | 15 to 90 days

1.7% - 80 bps vs. first quarter of 2020; - 70 bps vs. second quarter of 2019



Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Jun-20
Total
Brazil[1]
Latin America[2]

The ratio of total NPL 15 to 90 days overdue in Brazil and Latin America decreased compared to the previous quarter, driven by the loan portfolio reprofiling adopted to help our clients face the current crisis. Therefore, the ratio in Brazil and the total ratio reached the lowest level since the merger between Itaú and Unibanco.

Further details on pages 15-16

[1] Includes units abroad, excluding Latin America. [2] Excludes Brazil. [3] Calculated by dividing the total allowance by the balance of operations more than 90 days overdue and renegotiated operations, excluding the double counting of renegotiated operations more than 90 days overdue.

Itaú Unibanco Holding S.A. 09

Management Discussion & Analysis | Executive Summary

Customer support during the crisis

Since the beginning of the crisis, we have sought to support our customers with complete and sustainable solutions. In the second half of March 2020 we launched the 60+ initiative, which, among other measures, allowed a 60-day grace period for payments of credit contracts without delay. In mid-April 2020, we launched a more comprehensive program called Travessia.

programa **Travessia**

The program was created to help customers get through the economic crisis generated by the COVID-19 pandemic.

This unprecedent initiative aims to address indebtedness using a structured approach, providing our customers with some respite during these adverse economic times, and ensuring that they enjoy sustainable conditions over time.

The range of customized solutions on offer includes grace periods, extended loan terms and additional credit offers.

Loan portfolio reprofiling
Until June 30, 2020

	~ 1.8 million individuals	~ 200 thousand very small and small companies
Portfolio	R$38 billion	R$15 billion

Solutions offered to customers

- ✓ Grace periods of up to **120 days** to individuals and **180 days** to small and medium companies
- ✓ Extended loan terms of up to **6 years** to individuals and **5 years** to small and medium companies
- ✓ New interest rate conditions

We have created special, more flexible debt payment conditions for individuals and businesses in arrears.

Since the onset of the pandemic we have been working with the government and trade associations by engaging in joint actions to expand the solutions available to our customers and society.

We have provided financing of R$1.6 billion under our emergency line of credit to meet the payroll expenses of micro, small and mid-size companies, representing the wages of more than 660 thousand employees in recent months.

We are the first private bank to provide credit line to the National Support Program for Micro and Very Small Businesses (Pronampe). Between July 10 and 13 we disbursed the entire available volume of R$3.6 billion to around 36 thousand micro and small companies, enabling them to strengthen their businesses and minimize the impact of the COVID-19 pandemic. We have also been providing our customers with a fully digital experience by contracting the credit directly through the Itaú Empresas app on their cell phones, thereby avoiding the need for the customers to go to the bank.

Between March 16 and July 17, 2020, we granted new credits totaling R$96.8 billion (including the emergency payroll line and Pronampe) for the segments of individuals, very small, small, medium and large companies.

2020 Forecast

Due to the lack of predictability of the extent and depth of the effects of the crisis, the 2020 forecast remains suspended. Management understands that it is prudent not to disclose new forecast at this time, until it is possible to be more precise about the impacts and extent of the current situation in our operations.

10

Income Statement and Balance Sheet Analysis Management Discussion & Analysis and Complete Financial Statements

Management Discussion & Analysis | Income Statement Analysis

Itaú

Managerial Financial Margin

Highlights

- Financial margin with clients was down 3.4% in the quarter driven by the changing retail product mix, the higher contribution from the corporate loans portfolio and the impact of interest rate reductions on the remuneration of the working capital. These negative effects were partially offset by the higher volume of operations and the impact of exchange variation in Latin America (ex-Brazil).
- The 72.0% increase in the financial margin with the market in the quarter was driven by higher gains from the trading desk and foreign treasuries.

R$ millions	2Q20	1Q20	Δ	2Q19	Δ	1H20	1H19	Δ
Financial Margin with Clients	16,468	17,045	-3.4%	16,879	-2.4%	33,513	33,303	0.6%
Financial Margin with the Market	1,307	760	72.0%	1,572	-16.9%	2,068	2,816	-26.6%
Total	17,776	17,805	-0.2%	18,451	-3.7%	35,581	36,119	-1.5%

Financial Margin with Clients

Change in the Financial Margin with Clients Breakdown


R$ billions
2.1%
17.0
(1.3)
15.8
(0.6)
(0.7)
(0.04)
0.7
0.2
0.1
15.4
1.0
16.5
1
2
3
4
5
6
1
1Q20
Working Capital and other 1Q20 (1)
Spread-Sensitive Operations 1Q20
Retail Product Mix
Segment Mix
Asset Spreads
Average Asset Portfolio
Latin America (ex-Brazil)
Others (2)
Spread-Sensitive Operations 2Q20
Working Capital and other 2Q20 (1)
2Q20

(1) Includes capital allocated to business areas (except treasury) and the corporation working capital. (2) Includes the liabilities margin and structured operations from the wholesale segment.

1 **Working capital and other (- R$0.3 billion):** Negative effect of the decrease in the interest rate on the return on working capital and lower average balance due to the payment of dividends at the end of the first quarter of 2020.

2 **Retail product mix (- R$0.6 billion):** There was less use of revolving credits, such as credit card and overdraft, and unsecured personal loans, both by client demand and by the bank's active management, that led to a greater use of personalised credit.

3 **Segment mix(- R$0.7 billion):** There was a lower contribution from the individuals portfolio and higher contribution from the corporate loans portfolio.

4 **Asset spreads (- R$0.04 billion):** There was a reduction in the spread on individual loans.

5 **Average asset portfolio (+ R$0.7 billion):** The companies loan portfolios grew during the quarter.

6 **Latin America ex-Brazil (+ R$0.2 billion):** There were effects due to exchange variations in Chile and Colombia.

Annualized average rate of financial margin with clients

	2Q20			1Q20		
In R$ millions, end of period	Average Balance (1)	Financial Margin	Average Rate (p.a.)	Average Balance (1)	Financial Margin	Average Rate (p.a.)
Financial Margin with Clients	809,518	16,468	8.4%	765,350	17,045	9.2%
Spread-Sensitive Operations	725,110	15,446	8.8%	669,015	15,770	9.8%
Working Capital and Other	84,408	1,022	4.9%	96,336	1,275	5.4%
Cost of Credit		(7,770)			(10,087)	
Risk-Adjusted Financial Margin with Clients	809,518	8,699	4.3%	765,350	6,958	3.7%

(1) Average daily balance.


Consolidated
9.8%
9.8%
10.0%
10.0%
10.0%
10.0%
9.2%
8.4%
7.7%
7.6%
7.6%
7.5%
7.4%
6.7%
3.7%
4.3%
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
Brazil
12.1%
11.8%
12.1%
12.2%
12.2%
11.9%
11.1%
10.2%
9.6%
9.2%
9.2%
9.2%
9.0%
8.4%
4.1%
5.2%
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
Financial margin with clients
Risk-adjusted financial margin with clients

Itaú Unibanco Holding S.A.

12

Management Discussion & Analysis | Income Statement Analysis
Itaú

Cost of Credit

Highlights

- The decrease in the cost of credit was mainly due to the lower provision for loan losses in Brazil, driven by the lower provisions both in the Retail and Wholesale Banking segments compared to the first quarter of 2020.
- Compared to the first half of 2019, the increase in the cost of credit was due to the change in the macroeconomic scenario and the financial prospects of individuals and companies from the second half of March 2020, captured by our expected loss provisioning model, impacting the provision for loan losses.

In R$ millions	2Q20	1Q20	Δ	2Q19	Δ	1H20	1H19	Δ
Provision for Loan Losses	(7,561)	(10,398)	-27.3%	(4,407)	71.6%	(17,959)	(8,613)	108.5%
Recovery of Loans Written Off as Losses	738	666	10.9%	795	-7.1%	1,404	1,536	-8.6%
Result from Loan Losses	**(6,823)**	**(9,732)**	**-29.9%**	**(3,612)**	**88.9%**	**(16,555)**	**(7,077)**	**133.9%**
Impairment	(196)	(89)	121.3%	(43)	359.4%	(285)	(72)	293.0%
Discounts Granted	(750)	(266)	182.0%	(390)	92.5%	(1,016)	(698)	45.6%
Cost of Credit	**(7,770)**	**(10,087)**	**-23.0%**	**(4,044)**	**92.1%**	**(17,856)**	**(7,848)**	**127.5%**

The cost of credit decreased by R$2,317 million compared to the previous quarter. Our expected loss provisioning model, which is updated to reflect macroeconomic conditions, recognized lower provisions in Brazil in both the Retail and Wholesale Banking segments. On the other hand, discounts granted increased by R$484 million, mainly in the Retail Banking segment, and impairment charges on corporate securities increased by R$107 million in the Wholesale Banking segment in Brazil.

The changes in the macroeconomic scenario and the financial prospects of individuals and companies from the second half of March 2020, captured by our expected loss provisioning model, led to the increase of R$10,008 million in cost of credit in the first half of 2020 compared to the same period of the previous year. This increase was mainly due to the increase of R$8,801 million in the provision for loan losses in Brazil, both in the Retail Banking segment by R$3,840 million, and in the Wholesale Banking segment by R$4,961 million.

Cost of Credit


R$ millions
2.4% 2.1% 2.1% 2.3% 2.4% 2.6% 3.3% 5.3% 3.9%
3,601 3,263 3,415 3,804 4,044 4,495 5,811 10,087 7,770
273 285 312 308 390 300 379 266 750
1 89 269 30 43 70 230 89 196
3,326 2,889 2,834 3,466 3,612 4,126 5,202 9,732 6,823
2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20
Discounts Granted
Impairment
Result from Loan Losses
Cost of Credit
Cost of Credit / Total Risk (*) – Annualized (%)

(*) Average loan portfolio balance with financial guarantees provided and corporate securities, considering the last two quarters.

Provision for Loan Losses by Segment


R$ millions
3.4 3.0 2.9 3.1 3.2 3.5 4.2 6.8 4.7
4,271 3,904 3,796 4,206 4,407 4,922 6,145 10,398 7,561
621 514 423 489 568 638 1,252 808 795
168 412 2,441 1,845
3,482 3,688 3,726 4,021 4,210 4,461 4,481 7,149 4,922
-298 -354 -304 -371 -177
2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20
Latin America ex-Brazil
Wholesale Banking - Brazil
Retail Banking - Brazil
Provision for Loan Losses / Loan portfolio (*) – Annualized (%)

(*) Average loan portfolio balance, considering the last two quarters.

Note: Retail Banking includes loan loss provisions expenses of Corporation segment. In the business segments section, Latin America is part of Wholesale Banking.

The decrease in the provision for loan losses in Brazil was driven by the lower provisioning requirement for losses in the quarter, compared to the first quarter of 2020, when the change in the macroeconomic scenario strongly impacted our expected loss provisioning model from the second half of March 2020.

Recovery of Loans Written off as Losses


R$ millions
945 1,015 961 741 795 796 943 666 738
2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20

The increase compared to the previous quarter was due to the typical seasonality of the first quarter. In the second quarter of 2020, the sales of portfolios already written off as losses in the amount of R$123 million generated a positive impact of R$21 million on the recovery of loan losses and of R$11 million on recurring net income.

Itaú Unibanco Holding S.A. 13

Management Discussion & Analysis | Income Statement Analysis

Itaú

Loan Portfolio by Risk Level


Brazil¹
Consolidated
Total Allowance for Loan Losses (R$ million)
28,249 38,336 39,487
33,091 47,083 49,267
Loan Portfolio by Risk Level
Jun-19: 42.9% 38.1% 6.0% 4.4% 8.7%
Mar-20: 46.5% 32.9% 5.7% 6.1% 8.8%
Jun-20: 48.9% 30.9% 5.5% 5.9% 8.8%
Jun-19: 42.8% 34.8% 9.8% 5.0% 7.6%
Mar-20: 47.0% 28.1% 10.2% 6.0% 8.8%
Jun-20: 47.4% 26.8% 10.8% 6.2% 8.8%
AA
A
B
C
D-H

Allowance for Loan Losses and for Financial Guarantees Provided

Compared to the end of June 2019, the allowance for loan losses and for financial guarantees provided was up 48.9%. This increase was mainly driven by the allowance for potential losses related to the macroeconomic scenario, which reflects our expected future losses. These changes are captured by our expected loss provisioning model. In this period, the allowance for overdue operations were in line with the credit portfolio increase.


R$ millions
Jun-19: 33,091 — 5,748 1,139 26,205
Sep-19: 34,477 — 5,784 1,010 27,683
Dec-19: 39,747 — 10,023 858 28,865
Mar-20: 47,083 — 14,521 843 31,719
Jun-20: 49,267 — 16,349 981 31,937
Complementary Allowance
Allowance for Financial Guarantees Provided
Minimum Allowance

We present below the total allowance allocation by **type of risk**:

Overdue Risk: Allowances for overdue loans, as required by the Brazilian Central Bank, related to the provision required for overdue operations according to CMN Resolution No. 2,682/1999. We also present the balances of loans 100% provisioned and loans not subject to a 100% provision.

Aggravated Risk: Allowances for overdue loans with aggravated risk ratings above the minimum, and allowances for renegotiated loans. In terms of renegotiated loans, we segregated allowances over the minimum for overdue operations and allowances for non-overdue operations.

Potential Risk: Allowances for expected losses related to Retail Banking operations and allowances for potential losses related to Wholesale Banking operations, which include allowances for financial guarantees provided.

R$ millions


Allocation of Total Allowance by Type of Risk - Consolidated
Jun-20: 12,135 11,383 25,749 49,267
Mar-20: 12,978 11,471 22,634 47,083
Jun-19: 10,666 9,514 12,910 33,091
Overdue operations
Jun-19: 10,666 — 1,212 1,168 8,286
Mar-20: 12,978 — 1,915 790 10,272
Jun-20: 12,135 — 1,665 754 9,717
Provision < 100%: 739 323 33% 2,996
Fully Provisioned: 926 431 67% 6,721
Aggravated risk rating
Jun-19: 9,514 — 1,241 3,254 5,019
Mar-20: 11,471 — 1,611 3,588 6,273
Jun-20: 11,383 — 1,571 2,820 6,992
Renegotiations: 1,136 2,613 84% 5,761
Overdue: 435 208 16% 1,232
Potential Loss
Jun-19: 12,910 — 2,388 3,457 7,065
Mar-20: 22,634 — 5,222 5,962 11,450
Jun-20: 25,749 — 6,544 7,398 11,806
Retail - Brazil¹
Wholesale - Brazil¹
Latin America²

¹ Includes units abroad ex-Latin America. ² Excludes Brazil.

Itaú Unibanco Holding S.A. 14

Management Discussion & Analysis Income Statement Analysis Credit Quality Highlights • The loan portfolio reprofiling, provided to help our clients cope with the pandemic-driven economic effects, led the NPL 90 days overdue ratio (NPL 90) and the NPL 15 to 90 days overdue ratio (NPL 15-90) to the lowest level since the merger between Itaú and Unibanco. However, these indicators do not reflect the impact of the crisis on the credit quality. • In Brazil, the NPL 15-90 increased only in the corporate segment, which was more than offset by the decrease in the individuals and very small, small and middle market companies segments, driven by the loan portfolio reprofiling, and by the decrease in Latin America. Nonperforming Loans NPL Ratio (%) | 15 to 90 days R$ billions 19.7 17.3 17.5 3.6 16.4 16.6 16.1 3.2 3.3 3.0 3.1 15.5 15.9 2.8 2.9 2.8 3.1 14.6 15.1 14.4 14.7 2.9 2.7 2.7 3.0 14.3 13.8 14.3 3.2 2.6 2.7 2.6 13.4 3.2 12.3 13.0 2.9 2.3 2.5 2.5 2.4 2.5 2.7 2.8 2.7 2.7 2.6 2.7 2.5 2.6 2.5 2.5 2.6 1.9 2.3 2.3 2.3 2.3 2.4 2.4 2.4 2.1 2.1 2.4 2.3 2.2 2.3 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Jun-20 1.7 Nonperforming Loans over 90 days - Total Nonperforming Loans over 90 days - Brazil¹ 1.7 • Nonperforming loans - 90 days - Total: the 10.9% decrease Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Jun-20 compared to the previous quarter is driven by the loan portfolio Total Brazil¹ Latin America² reprofiling to help our clients cope with the effects of the pandemic. The ratio of NPL 15 to 90 days overdue decreased compared to the NPL Ratio (%) | over 90 days previous quarter due to the loan portfolio reprofiling offered both in Brazil and in Latin America as a whole. Both the total ratio and that of 4.5 4.8 Brazil reached their lowest levels since the merger between Itaú and 4.2 4.2 3.9 Unibanco. In Latin America, nonperforming loans decreased in all 3.8 3.7 3.7 3.7 3.4 3.5 3.5 3.5 3.4 3.4 3.5 3.2 countries for individuals, and in Colombia, Argentina and Paraguay 3.6 3.9 3.4 3.4 3.2 3.2 3.1 3.1 3.0 3.1 for companies. 2.8 2.9 2.9 3.0 2.9 2.9 2.7 1.4 1.5 1.6 1.5 1.3 1.4 1.4 1.4 1.4 1.1 1.2 1.2 1.3 1.2 1.9 2.0 1.4 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Jun-20 Total Brazil¹ Latin America² NPL Ratio - Brazil¹ (%) | 15 to 90 days Both the total NPL 90 days ratio and that of Brazil decreased compared to the previous quarter, reaching their lowest level since the merger between Itaú and Unibanco. The reduction in Latin America 4.2 4.2 4.0 was mainly due to the debt restructuring of a specific client in the 3.6 3.7 3.5 3.5 3.5 3.2 3.4 3.4 3.5 4.0 3.3 2.9 3.2 3.1 corporate segment in Chile. 2.4 3.6 3.5 3.3 2.4 2.3 2.2 2.4 2.1 2.7 2.9 1.7 1.9 1.5 1.7 1.6 1.6 1.6 1.4 1.0 1.0 1.9 1.7 1.0 0.6 1.5 NPL Ratio - Brazil¹ (%) | over 90 days 1.0 0.9 1.2 0.8 0.7 0.7 0.7 0.9 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Jun-20 Individuals Very Small, Small and Middle Market Companies Corporate 5.9 5.9 5.6 5.3 5.2 5.1 4.9 4.8 5.1 5.0 5.6 5.7 4.6 4.5 4.5 4.4 4.4 4.5 4.7 5.5 5.3 4.9 4.7 In Brazil, the NPL 15-90 ratio increased compared to the previous 4.4 4.1 2.7 2.4 2.3 2.3 2.3 3.6 3.3 3.0 2.0 quarter in the corporate segment due to adequately provisioned 2.8 2.7 1.6 1.6 1.8 1.8 1.8 1.4 clients that became overdue. There was no concentration on any 1.2 1.2 1.0 1.0 1.6 1.1 0.9 0.5 0.7 specific client or sector. In the individuals and very small, small and Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Jun-20 Individuals Corporate Very Small, Small and Middle Market Companies middle-market companies segments, NPL ratios decreased compared to the previous quarter, mainly driven by the loan portfolio reprofiling, In Brazil, the ratio for individuals and for very small, small and middle- reaching the lowest levels since the merger between Itaú and market companies decreased compared to the previous quarter due to Unibanco. the loan portfolio reprofiling. The ratio for very small, small and middle -market companies reached its lowest level since the merger between Itaú and Unibanco. The ratio for the corporate segment decreased compared to the previous quarter due to the renegotiation of a specific client that was already adequately provisioned. ¹ Includes units abroad ex-Latin America.² Excludes Brazil. Itaú Unibanco Holding S.A. 15

Management Discussion & Analysis | Income Statement Analysis

Coverage Ratio | 90 days


248% 235% 221% 208% 208% 208% 229% 239% 281%
95% 92% 90% 88% 87% 86% 97% 102% 100%
Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Jun-20
Total
Total (Expanded)


952% 639% 517% 338% 399% 487% 930% 638% 920%
341%
253% 235% 221% 223% 227% 215% 238% 247% 269%
220% 235% 221% 206% 205% 207% 228% 238%
169% 168% 169% 172% 172% 169% 183% 193% 212%
Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Jun-20
Total - Brazil¹
Latin America ex-Brazil
Retail Banking - Brazil
Wholesale Banking - Brazil

The 42 percentage point increase in the total coverage ratio was a result of a decrease in nonperforming loans ratios driven by the loan portfolio reprofiling and also as a result of provisions made due to the change in the macroeconomic scenario as of the second half of March, which was captured by our expected loss provisioning model.

¹ Includes units abroad ex-Latin America.

Loan Portfolio Write-Off

R$ millions


4,776 4,422 4,064 4,151 5,250 4,623 4,305 4,919 5,436
0.9% 0.8% 0.8% 0.8% 1.0% 0.8% 0.7% 0.8% 0.8%
2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20
Write-Off
Write-Off / Loan Portfolio (*)

(*) Loan portfolio average balance for the previous two quarters.

Loan portfolio write-off increased by 10.5% compared to the previous quarter, mainly driven by operations in Latin America and in the Retail Banking segment in Brazil. The ratio of written-off operations to the average balance of the loan portfolio has remained consistent with previous quarters.

NPL Creation over Credit Portfolio(*)


1.6% 1.6% 1.5% 1.5% 1.6% 1.7% 1.6% 1.7% 1.1%
0.8% 1.0% 0.8% 1.0% 0.9% 1.0% 0.9% 1.2% 0.5%
0.7% 0.5% 0.8% 0.3% 0.6% 0.7% 0.8% 0.8% 0.1%
0.4% 0.3% 0.2% 0.2% 0.3% 0.1%
-0.2% -0.3% -0.1%
2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20
Total
Retail Banking - Brazil
Wholesale Banking - Brazil
Latin America ex-Brazil

Compared to the previous quarter, the decrease was due to the decline in the portfolio of loans more than 90 days overdue in all segments.

(*) Credit portfolio of the previous quarter without financial guarantees provided and corporate securities

Renegotiated Loans Operations

By overdue period measured at the time of renegotiation

R$ billions


Brazil
24.7 26.0 25.7 28.9 32.6
26.9 28.4 28.1 31.7 35.7
2.3 2.5 2.4 2.7 3.2
1.3 2.0 2.0 1.7 1.6
7.3 7.6 7.3 7.9 9.8
4.9 5.2 5.5 6.1 7.6
1.4 1.3 1.3 1.3 1.0
9.8 9.9 9.6 11.9 12.5
Jun-19 Sep-19 Dec-19 Mar-20 Jun-20
Non-overdue
Up to 30 days overdue
31-90 days overdue
Over 90 days overdue
Written-off as a Loss
Latin America

The 12.9% increase in the renegotiated loan operations was mainly due to the loan portfolio reprofiling provided to help clients cope with the effects of the COVID-19 pandemic. This increase was mostly seen in portfolios that were over 31 days overdue at the time of renegotiation for both individuals and companies, but the ratio also increased in non-overdue portfolios. Therefore, the coverage ratio and the NPL over 90 days overdue ratio went down in the quarter.


39.2% 39.5% 39.3% 37.8% 33.7%
17.5% 16.8% 15.3% 17.0% 11.5%
Jun-19 Sep-19 Dec-19 Mar-20 Jun-20
Coverage Ratio (LLP/Portfolio)
Total of Renegotiated Loans Portfolio 90-day NPL ratio (%)

Itaú Unibanco Holding S.A. 16

Management Discussion & Analysis | Income Statement Analysis

Itaú

Commissions and Fees and Result from Insurance Operations[1]

Highlights

- The 10.5% decrease from the first quarter of 2020 was driven by the lower economic activity, which mainly impacted the revenue from credit and debit cards, and by the lower revenues from fund management, investment banking and brokerage.
- There was stabilization compared to the previous half year, with higher revenues from investment banking, brokerage and fund management offset by the lower revenues from acquiring and insurance activities.

In R$ millions	2Q20	1Q20	Δ	2Q19	Δ	1H20	1H19	Δ
Credit and Debit Cards	**2,511**	**3,023**	**-16.9%**	**3,192**	**-21.3%**	**5,535**	**6,472**	**-14.5%**
Card Issuance	1,983	2,287	-13.3%	2,228	-11.0%	4,270	4,403	-3.0%
Acquiring	528	737	-28.3%	964	-45.2%	1,265	2,069	-38.9%
Current Account Services	**1,836**	**1,960**	**-6.3%**	**1,827**	**0.5%**	**3,796**	**3,673**	**3.4%**
Asset Management	**1,298**	**1,495**	**-13.2%**	**1,270**	**2.2%**	**2,793**	**2,337**	**19.5%**
Fund Management Fees	1,144	1,319	-13.3%	1,100	4.0%	2,463	1,988	23.9%
Consórcio Administration Fees	154	176	-12.4%	171	-9.7%	330	349	-5.5%
Advisory Services and Brokerage	**779**	**927**	**-15.9%**	**611**	**27.4%**	**1,706**	**985**	**73.2%**
Credit Operations and Guarantees Provided	**503**	**623**	**-19.2%**	**661**	**-23.9%**	**1,125**	**1,260**	**-10.7%**
Collection Services	**428**	**462**	**-7.4%**	**489**	**-12.4%**	**890**	**956**	**-6.9%**
Other	**319**	**308**	**3.9%**	**277**	**15.3%**	**627**	**535**	**17.2%**
Latin America (ex-Brazil)	**721**	**717**	**0.6%**	**736**	**-2.0%**	**1,438**	**1,467**	**-2.0%**
Commissions and Fees	**8,396**	**9,514**	**-11.8%**	**9,063**	**-7.4%**	**17,910**	**17,685**	**1.3%**
Result from Insurance Operations[1]	1,508	1,553	-2.9%	1,675	-10.0%	3,061	3,282	-6.7%
Total	**9,904**	**11,067**	**-10.5%**	**10,738**	**-7.8%**	**20,971**	**20,967**	**0.0%**

[1] Revenues from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses.

Credit and Debit Cards

Credit and debit card issuing revenues decreased 13.3% in the quarter and 3.0% in the half year driven by the lower revenue from interchange fees, due to the lower level of economic activity. This negative effect was partially offset by lower expenses on the rewards program.

Acquiring revenues decreased by 28.3% in the quarter and 38.9% in the half year due to lower revenues from Merchant Discount Rates (MDR), prepayments and machine rental. These effects were driven by the lower level of economic activity and the change in the client mix, with a higher share from the corporate segment. The equipment base increased by 4.5% compared to the same period of the previous year.

In spite of the performance in the quarter, the transaction volumes of issuance and acquiring activities in June 2020 were similar to June 2019.

Card Issuance Activities

R$ millions

Transaction Volume
2Q20

R$101.3 billion
- ▼ - 21.8% (vs. 1Q20)
- ▼ - 19.8% (vs. 2Q19)

credit
- ▼ - 22.2% (vs. 1Q20)
- ▼ - 20.5% (vs. 2Q19)

debit
- ▼ - 20.6% (vs. 1Q20)
- ▼ - 17.6% (vs. 2Q19)


33.8
34.5
33.0
29.3
29.7
29.8
126,316
30,947
95,368
129,517
32,114
97,403
101,335
25,509
75,826
2Q19
1Q20
2Q20
Debit Card Transactions Volume
Credit Card Transactions Volume
Credit card accounts - does not include additional cards (millions)
Debit card accounts - does not include additional cards (millions)
Note: Debit cards include account holders only

Acquiring Activities

R$ millions

Transaction Volume
2Q20

R$102.5 billion
- ▼ - 15.9% (vs. 1Q20)
- ▼ - 10.1% (vs. 2Q19)

credit
- ▼ - 18.9% (vs. 1Q20)
- ▼ - 16.2% (vs. 2Q19)

debit
- ▼ - 10.7% (vs. 1Q20)
- ▲ + 1.2% (vs. 2Q19)


1,357
1,427
1,418
114,055
39,959
74,095
121,858
45,282
76,575
102,521
40,429
62,092
2Q19
1Q20
2Q20
Debit Card Transactions Volume
Credit Card Transactions Volume
Equipment Base (thousands)

Itaú Unibanco Holding S.A.

17

Management Discussion & Analysis | Income Statement Analysis
Itaú

Current Account Services

Revenues from current account services were down 6.3% from the previous quarter driven by the higher number of exemptions in current -account service packages to help our clients weather the crisis.

The increase in the number of current account holders and the higher volume of payment transactions, partially offset by the greater number of exemptions available for current account, led to a 3.4% increase in these revenues when compared to the first half of 2019.

Asset Management

- Fund Management

Fund management fees were down R$175 million in the quarter driven by the lower average volume of assets, lower revenues from performance fees and fewer working days.

Compared to the first half of 2019, fund management fees grew by 23.9% driven by a 10.5% increase in assets under administration and higher revenues from performance fees.

Managed Portfolio and Investment Funds


R$ billions
+10.5%
+1.8%
1,176
1,290
1,363
1,276
1,299
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20

Note: Does not include Latin America (ex-Brazil).

- *Consórcio* Administration Fees

Consórcio administration fees decreased 12.4% in the quarter and 5.5% in the half year due to the lower volume.

Loan Operations and Financial Guarantees Provided

Revenues from loan operations and financial guarantees provided decreased by 19.2% compared to the previous quarter, influenced by the lower revenue from loan operations.

Compared to the first half of 2019, these revenues were down 10.7% driven by the lower volume of loan operations and financial guarantees provided.

Collection Services

Revenues from collection services decreased by 7.4% compared to the previous quarter, due to the lower volume driven by the lower economic activity.

Compared to the first half of 2019, these revenues were down 6.9%, driven by the lower volume and the reduction in the average collection fee.

Advisory Services and Brokerage

Revenues from advisory services and brokerage decreased R$148 million compared to the last quarter, due to lower volume of operations.

Compared to the first half of 2019, these revenues increased by R$721 million due to higher levels of capital market activity in the beginning of 2020.

Fixed Income: we entered into local transactions involving debentures, promissory notes and securitization, which totaled R$3,338 million to June 2020, taking second place in the ANBIMA (Brazilian Financial and Capital Markets Association) ranking.

Equities: we undertook eight offerings in South America in the first half of 2020, which totaled US$585 million, taking second place in the Dealogic ranking.

Mergers and Acquisitions: in the first half of 2020, we provided financial advisory on 18 transactions in South America, totaling US$757 million and maintaining the leadership position in the Dealogic ranking.

Itaú Unibanco Holding S.A.
18

Management Discussion and Analysis | Insurance, Pension Plan and Premium Bonds

Result from Insurance, Pension Plan and Premium Bonds

Highlights

- The decrease in the result from insurance, pension plan and premium bonds operations in the quarter, driven by the decreases in earned premiums, mainly in credit life, life and personal accident insurance portfolios, revenues from premium bonds and revenues from services.
- Compared to the first half of 2019, the result decreased driven by the gains from liability adequacy testing carried out on the pension plan in the second quarter of 2019, lower revenues from premium bonds, lower managerial financial margin and an increase in retained claims.

Result from Insurance, Pension Plan and Premium Bonds

In R$ millions	2Q20	1Q20	Δ	2Q19	Δ	1H20	1H19	Δ
Earned Premiums	1,046	1,082	-3.4%	1,075	-2.7%	2,128	2,127	0.0%
Revenues from Pension Plan	50	64	-22.0%	117	-57.3%	115	175	-34.4%
Revenues from Premium Bonds	61	107	-42.8%	107	-42.7%	169	209	-19.4%
Managerial Financial Margin	25	(34)	-	(0)	-	(9)	93	-
Commissions and Fees	495	549	-9.8%	515	-3.8%	1,045	1,005	3.9%
Earnings of Affiliates	161	117	37.4%	164	-1.6%	279	287	-2.9%
Revenues from Insurance, Pension Plan and Premium Bonds	**1,839**	**1,887**	**-2.5%**	**1,978**	**-7.0%**	**3,726**	**3,896**	**-4.4%**
Retained Claims	(321)	(329)	-2.5%	(297)	8.1%	(651)	(596)	9.1%
Insurance Selling Expenses	(10)	(5)	102.1%	(6)	71.9%	(14)	(17)	-16.6%
Result from Insurance, Pension Plan and Premium Bonds	**1,508**	**1,553**	**-2.9%**	**1,675**	**-10.0%**	**3,061**	**3,282**	**-6.7%**
Recurring Net Income	**652**	**612**	**6.7%**	**680**	**-4.1%**	**1,264**	**1,341**	**-5.7%**

The decrease in the result from insurance, pension plan and premium bonds operations in the quarter was related to the decrease in earned premiums, mainly in the credit life, life and personal accident insurance portfolios, lower revenues from premium bonds, driven by lower contributions, and lower revenues from services, both in pension plan and in third-party insurance.

Compared to the first half of 2019, the result decreased, driven by the gains arising from the liability adequacy testing carried out in pension plan in the second quarter of 2019, by lower revenues from premium bonds, due to lower sales, by lower managerial financial margins and an increase in the retained claims for credit life, protected card and life and personal accident insurance portfolios.

Earned Premiums Breakdown


R$ millions
1,075
1,105
1,124
1,082
1,046
9.2%
9.3%
9.3%
6.6%
6.1%
17.3%
17.6%
17.3%
17.3%
16.4%
15.5%
15.6%
15.8%
16.2%
16.8%
47.0%
46.7%
46.9%
48.5%
48.9%
2Q19
3Q19
4Q19
1Q20
2Q20
Life and Personal Accidents
Credit Life
Mortgage
Protected Card
Property risk
Other

Retained Claims Breakdown


R$ millions
26.4%
28.9%
28.7%
29.2%
29.4%
297
338
330
329
321
26.1%
24.5%
25.5%
20.6%
19.2%
10.6%
11.3%
11.2%
12.4%
14.2%
13.2%
15.6%
18.6%
14.5%
43.8%
46.4%
39.9%
44.4%
47.0%
2Q19
3Q19
4Q19
1Q20
2Q20
Life and Personal Accidents
Credit Life
Mortgage
Insurance Claims/Earned Premiums
Protected Card
Property risk
Other

Technical Provisions


R$ billions
3.1
3.5
7.7
45.0
159.2
R$218.4
billion
Insurance
- 12.4% (vs. 2Q19)
Premiums Bonds
- 0.5% (vs. 2Q19)
Traditional
+ 5.7% (vs. 2Q19)
PGBL
+ 5.1% (vs. 2Q19)
VGBL
+ 2.8% (vs. 2Q19)

Pro Forma Income Statement of the Insurance Segment (Recurring Activities)

In R$ millions	2Q20	2Q19	Δ
Earned Premiums	982	1,006	-2.3%
Retained Claims	(263)	(232)	13.3%
Selling Expenses	(3)	(4)	-21.3%
Underwriting Margin	**717**	**770**	**-7.0%**
Managerial Financial Margin	20	1	-
Commissions and Fees	104	108	-3.7%
Other Income and Expenses [1]	(359)	(459)	-21.9%
Recurring Net Income	**482**	**420**	**14.8%**
Recurring Return on Allocated	**87.2%**	**108.1%**	**-20.9 p.p.**
Combined Ratio	**57.1%**	**58.3%**	**-1.2 p.p.**

[1] Includes earnings of affiliates, non-interest expenses, tax expenses for ISS, PIS and COFINS, income tax/social contribution and minority interests.

The results of recurring insurance activities, which consist of bancassurance products related to life, property, credit life and third-party insurance policies, increased by 14.8% compared to the same period of 2019. This growth was driven by the reduction in non-interest expenses and by the higher earnings of affiliates. These effects were partially offset by the reduction in earned premiums, due to the sale of the insurance company in Chile, and by the increase in retained claims, especially in life and credit life insurance portfolios due to the COVID-19 pandemic.

Itaú Unibanco Holding S.A. 19

Management Discussion & Analysis | Income Statement Analysis

Non-interest Expenses

Highlights

- Compared to the previous quarter, non-interest expenses increased by 0.4%. The increase in non-interest expenses in Latin America, driven by foreign exchange variation, was partially offset by the decrease in Brazil, mainly due to lower expenses on employee terminations and profit sharing, marketing and sales of credit cards.
- The continuous investment in technology enabled some cost efficiencies, such as the closing of physical branches and the voluntary severance program offered in the second half of 2019, which led to a reduction in expenses from the first half of 2019.

In R$ millions	2Q20	1Q20	Δ	2Q19	Δ	1H20	1H19	Δ
Personnel Expenses	**(5,135)**	**(5,181)**	**-0.9%**	**(5,545)**	**-7.4%**	**(10,316)**	**(10,846)**	**-4.9%**
Compensation, Charges and Social Benefits	(3,549)	(3,474)	2.2%	(3,517)	0.9%	(7,023)	(7,097)	-1.0%
Management and Employees' Profit Sharing [1]	(1,021)	(1,079)	-5.4%	(1,260)	-19.0%	(2,100)	(2,524)	-16.8%
Employee Terminations and Labor Claims	(550)	(607)	-9.4%	(733)	-24.9%	(1,158)	(1,144)	1.2%
Training	(15)	(21)	-27.7%	(36)	-58.2%	(35)	(80)	-55.9%
Administrative Expenses	**(4,015)**	**(4,028)**	**-0.3%**	**(4,234)**	**-5.2%**	**(8,042)**	**(8,347)**	**-3.7%**
Third-Party Services	(1,121)	(1,095)	2.3%	(1,071)	4.6%	(2,216)	(2,078)	6.6%
Data Processing and Telecommunications	(832)	(807)	3.1%	(971)	-14.3%	(1,639)	(1,928)	-15.0%
Facilities and Materials	(712)	(681)	4.6%	(760)	-6.3%	(1,393)	(1,498)	-7.0%
Depreciation and Amortization	(644)	(619)	4.0%	(544)	18.2%	(1,262)	(1,078)	17.1%
Advertising, Promotions and Publications	(200)	(236)	-15.2%	(312)	-35.9%	(436)	(573)	-23.8%
Security	(165)	(156)	6.2%	(171)	-3.4%	(321)	(346)	-7.2%
Financial System Services	(160)	(176)	-9.1%	(131)	22.0%	(337)	(282)	19.5%
Transportation and Travel	(93)	(132)	-29.5%	(148)	-36.9%	(225)	(273)	-17.5%
Other	(87)	(125)	-30.3%	(126)	-30.7%	(212)	(291)	-27.1%
Operating Expenses	**(1,037)**	**(1,195)**	**-13.2%**	**(1,179)**	**-12.0%**	**(2,232)**	**(2,260)**	**-1.3%**
Selling - Credit Cards	(536)	(720)	-25.6%	(644)	-16.8%	(1,256)	(1,259)	-0.2%
Contingencies and Other	(400)	(344)	16.3%	(437)	-8.6%	(744)	(802)	-7.3%
Claims	(102)	(131)	-22.4%	(98)	4.2%	(232)	(199)	16.6%
Other Tax Expenses [2]	**(111)**	**(98)**	**13.2%**	**(95)**	**16.6%**	**(209)**	**(179)**	**16.3%**
Latin America (ex-Brazil) [3]	**(1,812)**	**(1,554)**	**16.5%**	**(1,616)**	**12.1%**	**(3,366)**	**(3,186)**	**5.6%**
Total	**(12,109)**	**(12,056)**	**0.4%**	**(12,669)**	**-4.4%**	**(24,165)**	**(24,819)**	**-2.6%**

[1] Includes variable compensation and stock option plans. [2] Does not include ISS, PIS and Cofins. [3] Does not consider overhead allocation.

In Brazil, the reduction in non-interest expenses in the quarter is explained by: **(i)** lower personnel expenses, due to the reduced number of employee terminations, which have been suspended since the beginning of the pandemic in March, and to the lower expenses on employees' profit sharing, given the challenging macroeconomic scenario; **(ii)** lower administrative expenses, with an emphasis on the reduction in expenses on advertising, sponsorships and commercial partnerships, and on trips and transportation, due to the lower commuting frequency and the remote working arrangements made available during the pandemic; and **(iii)** lower credit cards selling expenses, related to REDE's accreditation and expenses on brands, due to the lower economic activity. Nevertheless, total non-interest expenses increased due to the foreign exchange variations on Itaú CorpBanca and the R$99 million increase in the quarter for facilities and materials to avoid COVID-19 contamination.

Compared to the first half of 2019, our expenses were positively impacted by some events. We have closed physical branches, leading to a reduction in fixed costs and in the total number of employees, which also decreased as a consequence of the voluntary severance program in the second half of 2019. In addition, there was a reduction in expenses related to employee profit sharing and to data processing and telecommunications. These effects led to a decrease of 2.6% in non-interest expenses for the period.

Number of Employees - in thousands


98.4
12.7
0.5
85.2
96.8
12.7
0.5
83.5
94.9
12.7
0.5
81.7
95.3
12.7
0.5
82.1
97.4
12.6
0.5
84.3
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20
Brazil
Abroad (ex-Latin America)
Latin America

Note: Includes the employees of companies controlled by the Bank.

97.4 thousand
employees at the end of the 2Q20

▲ **+2.3%** (2Q20/1Q20)
▼ **-1.0%** (2Q20/2Q19)

As part of our commitment to speeding up our digital transformation process, we hired more personnel for the technology area and, from the current quarter, the 1,448 employees of Zup were taken into account. This, together with our commitment to maintain jobs during the crisis, led our workforce to increase 2.3% in the quarter.

Itaú Unibanco Holding S.A. 20

Management Discussion & Analysis Income Statement Analysis Efficiency Ratio 47.1 48.8 48.7 46.3 46.2 45.5 46.5 44.0 44.4 47.4 47.7 47.6 47.7 47.5 46.6 45.5 45.0 45.1 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 Trailing 12-month Efficiency Ratio (%) Quarterly Efficiency Ratio (%) Efficiency Ratio: Branches Efficiency Ratio (%): • 12-month period: decrease of 240 basis points compared to the same period of the previous year. Cost efficiency measures enabled a 69.5 68.9 72.4 decrease of 0.6% in our non-interest expenses, whereas our 63.3 66.0 63.4 revenues increased by 4.6%. In the same period, inflation was 2.1% (IPCA). 28.6 32.4 26.6 27.5 25.6 28.1 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 Brick and Mortar Branches Digital Branches Distribution Network Points of Service | Brazil and Abroad Branches and Client Service Branches | Brazil and Abroad The number of available ATMs of Banco24Horas increased by 1.4% The search for efficiency and the higher demand for services from the same period of the previous year, driven by the agreement through digital channels led to the annual decrease of 5.3% in the with Tecban for the replacement of our external ATMs network. number of brick-and-mortar branches in Brazil. In Latin America, we have six digital branches: two in Argentina, two in Chile, one in Paraguay and one in Uruguay. 4,722 4,704 4,504 4,501 4,488 47,505 47,518 46,271 45,701 196 196 45,809 196 196 196 23,053 23,173 3,332 3,330 3,158 3,156 3,155 23,780 23,268 23,386 1,167 1,162 686 675 671 671 669 584 585 1,107 1,091 1,085 508 503 479 478 468 576 576 571 Jun-19 Sep-19 Dec-19 Mar-20 Jun-20 22,701 22,598 20,808 20,766 20,767 Branches + CSB (Latin America ex-Brazil) CSB - Brazil Brick and Mortar Branches - Brazil Digital Branches - Brazil Jun-19 Sep-19 Dec-19 Mar-20 Jun-20 (i) Includes IBBA representative offices abroad. Note: Includes Banco Itaú BBA, Banco Itaú Argentina and companies in Chile, Colombia, Panama, Paraguay and Uruguay. Brazil ESB Latin America Banco24Horas Geographical Distribution of Service Network(*) Number of Branches and Client Service Branches Note: (i) Includes Banco Itaú Argentina and banks in Chile, Colombia, Paraguay and Uruguay; (ii) North Northeast Midwest Southeast South Includes ESBs (Electronic Service Branches) and points of service in third-parties’ 107 304 288 2,700 607 establishments. (iii) Does not include points of sale. (*) In June 2020. Does not include branches and CSBs in Latin America and Itaú BBA. Itaú Unibanco Holding S.A. 21

Management Discussion & Analysis | Balance Sheet

Itaú

Balance Sheet

Highlights

- Total assets grew by 4.7% in the quarter and 23.6% in the last 12 months. In the quarter, we highlight the increase of 11.9% in interbank investments, of 6.6% in securities and derivatives and of 2.8% in the credt book.
- Deposits grew by 19.9% in the quarter and 57.0% in the last 12 months, mainly due to the increase in demand deposits, time deposits and saving deposits. Other liabilities decreased by 9.3% as a consequence of the lower foreign exchange portfolio.

Assets (In R$ millions, end of period)	2Q20	1Q20	Δ	2Q19	Δ
Current and Long-term Assets	**2,039,147**	**1,944,899**	**4.8%**	**1,644,067**	**24.0%**
Cash and cash equivalent	85,428	71,881	18.8%	59,313	44.0%
Interbank Investments	316,297	282,565	11.9%	258,710	22.3%
Securities and Derivative Financial Instruments	645,988	605,985	6.6%	473,608	36.4%
Interbank and Interbranch Accounts	127,087	107,734	18.0%	134,741	-5.7%
Loan, Lease and Other Loan Operations	657,478	639,699	2.8%	552,909	18.9%
(Allowance for Loan Losses)	(48,286)	(46,240)	4.4%	(31,952)	51.1%
Other Assets	255,155	283,276	-9.9%	196,738	29.7%
Permanent Assets	**35,975**	**37,599**	**-4.3%**	**34,312**	**4.8%**
Total Assets	**2,075,122**	**1,982,498**	**4.7%**	**1,678,378**	**23.6%**

Liabilities (In R$ millions, end of period)	2Q20	1Q20	Δ	2Q19	Δ
Current and Long-Term Liabilities	**1,934,181**	**1,843,947**	**4.9%**	**1,537,520**	**25.8%**
Deposits	727,196	606,750	19.9%	463,259	57.0%
Deposits Received under Securities Repurchase Agreements	316,954	313,540	1.1%	316,543	0.1%
Fund from Acceptances and Issue of Securities	145,140	154,146	-5.8%	125,336	15.8%
Interbank and Interbranch Accounts	51,945	52,074	-0.2%	55,243	-6.0%
Borrowings and Onlendings	95,184	94,909	0.3%	72,788	30.8%
Technical Provisions for Insurance	89,137	87,909	1.4%	35,655	150.0%
Bonds	218,386	214,565	1.8%	211,905	3.1%
Other Liabilities	290,238	320,054	-9.3%	256,790	13.0%
Deferred Income	**3,123**	**3,286**	**-5.0%**	**2,606**	**19.9%**
Minority Interest in Subsidiaries	**11,461**	**11,641**	**-1.5%**	**12,515**	**-8.4%**
Stockholders' Equity	**126,357**	**123,624**	**2.2%**	**125,737**	**0.5%**
Total Liabilities and Equity	**2,075,122**	**1,982,498**	**4.7%**	**1,678,378**	**23.6%**

Assets and liabilities denominated in foreign currencies

We have a foreign exchange risk management policy associated with our asset and liability positions, primarily intended to mitigate the impacts on fluctuations in foreign exchange rates on the consolidated results.

Brazilian tax legislation determines that gains and losses from exchange rate variations on permanent foreign investments must not be included in the tax basis. On the other hand, gains and losses arising from the financial instruments used to hedge such asset positions are affected by tax effects. Therefore, in order not to expose the net income to exchange rate variations, a liability position must be built at a higher volume than the hedged assets.

In R$ millions, end of period	2Q20	1Q20	Δ
Investments Abroad	63,532	72,730	-12.6%
Net Foreign Exchange Position (Except Investments Abroad)	(112,773)	(133,169)	-15.3%
Total	**(49,240)**	**(60,439)**	**-18.5%**
Total in US$	**(8,992)**	**(11,626)**	**-22.7%**

The net foreign exchange position includes not only the hedge positions of our investments abroad, but also directional positions in foreign currencies.

Itaú Unibanco Holding S.A.

22

Management Discussion & Analysis | Balance Sheet

Itaú

Credit Portfolio

Highlights

- The individuals loan portfolio decreased by 3.8% in the quarter, mainly driven by credit cards. In the year, the growth was 2.9%, highlighting the growth in personal loans, vehicles and mortgage loans
- The companies portfolio grew by 3.4% in the quarter, boosted by working capital and mortgage loans. Compared to the previous year, the growth was 29.2%, with significant growth in working capital, vehicles and export / import financing.

Credit Portfolio by Product

In R$ billions, end of period	2Q20	1Q20	Δ	2Q19	Δ
Individuals - Brazil (1)	**228.0**	**237.0**	**-3.8%**	**221.5**	**2.9%**
Credit Card Loans	72.9	83.8	-13.1%	79.3	-8.1%
Personal Loans	36.4	36.2	0.6%	31.9	14.2%
Payroll Loans (2)	50.4	50.3	0.2%	49.1	2.6%
Vehicle Loans	19.5	19.4	0.3%	17.2	13.2%
Mortgage Loans	48.8	47.2	3.5%	44.0	11.0%
Rural Loans	0.1	0.1	-18.5%	0.1	-32.1%
Companies - Brazil (1)	**228.7**	**221.2**	**3.4%**	**177.0**	**29.2%**
Working Capital (3)	131.4	120.6	9.0%	96.3	36.5%
BNDES/Onlending	9.7	9.8	-0.5%	13.6	-28.8%
Export / Import Financing	63.2	67.3	-6.1%	44.9	40.6%
Vehicle Loans	10.1	9.9	1.3%	6.0	66.3%
Mortgage Loans	5.0	4.6	9.2%	5.3	-5.7%
Rural Loans	9.4	9.1	2.6%	10.9	-13.9%
Latin America (4)	**200.8**	**181.5**	**10.6%**	**154.3**	**30.1%**
Total without Financial Guarantees Provided	**657.5**	**639.7**	**2.8%**	**552.9**	**18.9%**
Financial Guarantees Provided	70.0	70.3	-0.4%	64.7	8.2%
Total with Financial Guarantees Provided	**727.5**	**710.0**	**2.5%**	**617.6**	**17.8%**
Corporate Securities (5)	83.9	78.3	7.1%	56.9	47.3%
Total Risk	**811.3**	**788.3**	**2.9%**	**674.5**	**20.3%**

(1) Includes units abroad ex-Latin America. (2) Includes operations originated by the institution and acquired operations. (3) Also includes Overdraft, Receivables, Hot Money, Leasing, and other. (4) Includes Argentina, Chile, Colombia, Panama, Paraguay and Uruguay. (5) Includes Debentures, Certificates of Real Estate Receivables (CRI), Commercial Paper, Rural Product Notes (CPR), Financial Bills, Investment Fund Quotas and Eurobonds.

Credit Concentration

As of June 30, 2020

Only 15.7% of the credit risk is concentrated on the 100 largest debtors.

In R$ billions	Risk*	Risk / Total credits	Risk / Total assets
Largest debtor	7.5	1.0%	0.4%
10 Largest debtors	36.0	4.9%	1.7%
20 Largest debtors	52.6	7.2%	2.5%
50 Largest debtors	83.0	11.4%	4.0%
100 Largest debtors	114.5	15.7%	5.5%

(*) Including financial guarantees provided

Credit Portfolio without Financial Guarantees Provided by Vintage


In R$ billions
553
640
657
q = <-5
q - 4
q - 3
q - 2
q - 1
Actual quarter (q)
6.4%
7.3%
6.5%
4.7%
2Q19
1Q20
2Q20

Companies Credit Portfolio with Financial Guarantees by Business Sectors

In R$ billions, end of period

		2Q20	1Q20
▲ 12.4%	**Public Sector**	**5.6**	**5.0**
▲ 5.0%	**Private Sector**	**416.1**	**396.4**
▲ 13.9%	Real Estate	29.5	25.9
▲ 5.2%	Transportation	25.0	23.8
▲ 3.9%	Food and beverage	24.2	23.3
▼ -0.4%	Agribusiness and fertilizers	22.7	22.8
▲ 5.2%	Vehicles and auto parts	20.1	19.1
▲ 11.1%	Banks and financial institutions	18.2	16.4
▲ 3.5%	Energy and water treatment	17.3	16.7
▲ 4.8%	Petrochemical and chemical	14.7	14.0
▲ 6.2%	Infrastructure work	12.7	11.9
▲ 4.6%	Steel and metallurgy	12.0	11.5
▲ 12.8%	Mining	11.4	10.1
▲ 5.9%	Pharmaceutical and cosmetics	10.2	9.6
▲ 5.3%	Telecommunications	10.1	9.6
▲ 0.4%	Oil and gas	9.2	9.2
▲ 5.5%	Electronic and IT	8.7	8.3
▲ 7.8%	Entertainment and tourism	7.1	6.6
▼ -13.5%	Construction Material	6.5	7.5
▼ -16.6%	Capital Assets	6.3	7.6
▲ 8.9%	Footwear and clothing	6.1	5.6
▲ 5.7%	Services - Other	52.4	49.5
▲ 9.2%	Commerce - Other	28.0	25.6
▲ 1.5%	Industry - Other	12.9	12.7
▲ 3.6%	Other	50.8	49.1
▲ 5.1%	**Total**	**421.7**	**401.3**

Itaú Unibanco Holding S.A.

23

Management Discussion & Analysis | Balance Sheet

Itaú

Credit Portfolio[1] (individuals and companies) - Brazil

Loan Portfolio Mix - Individuals

	Credit cards	Payroll loans	Mortgage	Personal	Vehicles
Jun-20	32.0%	22.1%	21.4%	16.0%	8.5%
Jun-14	31.1%	17.4%	15.3%	16.4%	19.8%

Loan Portfolio Mix - Companies

	Corporate	Very small, small and middle market
Jun-20	55.5%	44.5%
Jun-14	65.4%	34.6%

Payroll loans

R$50.4 bn as of June 30, 2020

▲ + 0.2% (vs. mar-20) ▲ + 2.6% (vs. jun-19)

The payroll loans portfolio for INSS pensioners grew 3.7% compared to the same period of the previous year.

Portfolio by origination (%)
2nd Quarter of 2020


44%
56%
Branches
Itaú Consignado S.A.

Portfolio by sector (R$ billions)
2nd Quarter of 2020


6.6
3.5
40.2
INSS
Private sector
Public sector

Mortgage loans[2]

R$53.8 bn as of June 30, 2020

▲ + 4.0% (vs. mar-20) ▲ + 9.2% (vs. jun-19)

90.8% of the mortgage portfolio is **individuals**

99.8% **guaranteed** by fiduciary alienation

Originations
2nd Quarter of 2020

R$4.1 bn

▼ - 0.5% (vs. 2Q19)

82.2% of total **credit mortgage** is done by borrowers

Loan-to-value

Ratio of the amount of the financing to the value of the real estate property

Vintage (quarterly average): 63.1% | Portfolio: 38.3%

Corporate loans

R$127.0 bn as of June 30, 2020

▲ + 4.3% (vs. mar-20) ▲ + 29.4% (vs. jun-19)

In the second quarter of 2020, the origination[3] of credit increased by 50% compared to the same period of the previous year.

Credit cards

R$72.9 bn as of June 30, 2020

▼ - 13.1% (vs. mar-20) ▼ + 8.1% (vs. jun-19)


9.4%
9.7%
80.9%
10.7%
9.5%
79.8%
11.3%
10.1%
78.6%
jun-19
mar-20
jun-20
Revolving credit + overdue loans[1]
Installment with interest
Transactor[2]

(1) Includes nonperforming loans more than 1 day overdue;
(2) Includes installments without interest

Vehicles financing

R$19.5 bn as of June 30, 2020

▲ + 0.3% (vs. mar-20) ▲ + 13.2% (vs. jun-19)

Originations
2nd Quarter of 2020

R$2.1 bn

▼ - 29.5% (vs. 2Q19)

Average Term	% Average Down Payment	Average Ticket
45 months	37%	R$37.6

Loan-to-value

Vintage (quarterly average): 61.4% | Portfolio: 60.4%

Very small, small and middle market

R$101.7 bn as of June 30, 2020

▲ + 2.2% (vs. mar-20) ▲ + 28.8% (vs. jun-19)

In the second quarter of 2020, the origination[3] of credits for very small, small and middle-market companies increased 5% from the previous year.

[1] Without financial guarantees provided. [2] Includes Individuals and Companies. [3] Average origination per working day in the quarter.

Note: For further information on products, please see to our Institutional Presentation, available on our Investor Relations website.

Itaú Unibanco Holding S.A.

24

Management Discussion & Analysis Balance Sheet Credit Portfolio¹ (individuals and companies) - Brazil Loan Portfolio Mix - Individuals Loan Portfolio Mix - Companies Credit cards Payroll loans Mortgage Personal Vehicles Corporate Very small, small and middle market Jun-20 32.0% 22.1% 21.4% 8.5% 55.5% 44.5% Jun-14 31.1% 17.4% 15.3% 16.4% 19.8% 65.4% 34.6% Payroll loans Mortgage loans 2 Corporate loans R$50.4 bn as of June 30, 2020 R$53.8 bn as of June 30, 2020 R$127.0 bn as of June 30, 2020 + 0.2% (vs. mar-20) + 2.6% (vs. jun-19) + 4.0% (vs. mar-20) + 9.2% (vs. jun-19) + 4.3% (vs. mar-20) + 29.4% (vs. jun-19) The payroll loans portfolio for INSS 90.8% of the mortgage portfolio pensioners grew 3.7% compared to the is Individuals In the second quarter of 2020, the origina-year. guaranteed by tion3 of credit increased by 50% compared same period of the previous 99.8% fiduciary alienation to the same period of the previous year. Portfolio by origination (%) Originations 2nd Quarter of 2020 2nd Quarter of 2020 R$4.1 bn vs. 2Q19) Branches 82.2% of total credit mortgage Itaú Consignado S.A. is done by borrowers Portfolio by sector (R$ billions) Loan-to-value 2nd Quarter of 2020 Ratio of the amount of the financing to the value of the real estate property INSS Vintage (quarterly average) Portfolio Private sector 63.1% 38.3% Public sector Credit cards Vehicles financing Very small, small and middle market R$72.9 bn R$19.5 bn as of June 30, 2020 R$101.7 bn as of June 30, 2020 - 13.1% (vs. + 0.3% (vs. mar-20) + 13.2% (vs. jun-19) + 2.2% (vs. mar-20) + 28.8% (vs. jun-19) 9.4% 10.7% 11.3% Originations 9.7% 2nd Quarter of 2020 In the second quarter of 2020, the 9.5% 10.1% origination3 of credits for very small, small R$2.1 bn and panies increased 5% vs. 2Q19) from 80.9% 79.8% 78.6% % Average Average Term Down Payment Average Ticket 45 months 37% R$37.6 thousand Loan-to-value Vintage (quarterly average) Portfolio 61.4% 60.4% (1) Includes nonperforming loans more than 1 day overdue; (2) includes installments without interest. (1) Without financial guarantees provided. (2) Includes Individuals and Companies. (3) Average origination per working day in the quarter. Note: For further information on products, please see to our Institutional Presentation, available on our Investor Relations website. Itaú Unibanco Holding S.A. 24

Management Discussion & Analysis | Capital and Risk

Capital, Liquidity and Market ratios

Itaú Unibanco assesses the adequacy to its capital to meet the incurred risks, represented by the regulatory capital for credit, market and operational risks and by the capital necessary to cover other risks, in accordance with the rules disclosed by the Central Bank of Brazil implementing the Basel III capital requirements in Brazil.

Tier I Capital Ratio

On June 30, 2020, our Tier I Capital reached 12.1%, consisting of 10.4% Common Equity Tier I and of 1.7% Additional Tier I.


12.0%
1.7%
10.3%
Tier I
Mar-20
0.3%
Net Income and Dividends
-0.2%
Prudential Adjustments[1]
-0.1%
Credit RWA
0.1%
Market RWA
12.1%
1.7%
10.4%
Tier I
Jun-20
Common Equity Tier I (CET I)
Additional Tier I (AT1)

(1) Tax credits, goodwill and intangible assets.

Capital Ratios

Main changes in the quarter:

Referential Equity: Increase of 1.0% driven by the net income for the period partially offset by the payment of mandatory minimum dividends.

RWA: Decrease of R$2,895 million. The lower amount of market risk-weighted assets (RWA_{MINT}) was partially offset by the increase in credit risk-weighted assets (RWA_{CPAD}), driven by foreign exchange variation.

BIS ratio: The increase of 20 basis points was mainly due to the net income for the period. In June, 2020, our BIS ratio was 325 basis points above the minimum required with capital buffers (10.25%).

In R$ million, end of period	2Q20	1Q20
Common Equity Tier I	108,119	107,668
Tier I (Common Equity + Additional Capital)	126,214	124,980
Referential Equity (Tier I and Tier II)	140,650	139,218
Total Risk-weighted Assets (RWA)	1,040,622	1,043,517
Credit Risk-weighted Assets (RWA_{CPAD})	922,909	917,107
Operational Risk-weighted Assets (RWA_{OPAD})	92,476	92,476
Market Risk-weighted Assets (RWA_{MINT})	25,237	33,934
Common Equity Tier I Ratio	10.4%	10.3%
Tier I Capital Ratio	12.1%	12.0%
BIS Ratio (Referential Equity / Total Risk-weighted Assets)	13.5%	13.3%

Note: The ratios were calculated based on the Prudential information, which includes financial institutions, *consórcio* managers, payment institutions, companies that acquire operations or directly or indirectly assume credit risk and investment funds in which the conglomerate retains substantially all of the risks and benefits.

Liquidity Ratios

These ratios are calculated based on the methodology defined by the Brazilian Central Bank, which is in line with the Basel III international guidelines.

Liquidity Coverage Ratio (LCR)

In R$ millions	2Q20	1Q20
HQLA	283,267	186,705
Potential Cash Outflows	158,126	112,841
LCR (%)	179.1%	165.5%

Net Stable Funding Ratio (NSFR)

In R$ millions	Jun-20	Mar-20
Available Stable Funding	892,597	811,680
Required Stable Funding	728,795	695,135
NSFR (%)	122.5%	116.8%

For 2020, the minimum liquidity ratio indicators required by the Brazilian Central Bank is 100%.

Value at Risk - *VaR*[1]

This is one of the main market risk indicators and a statistical metric that quantifies the potential economic losses expected in normal market conditions.

In R$ millions, end of period	2Q20	1Q20
VaR by Risk Factor		
Interest Rates	388	1,642
Currency	17	60
Shares of Stock Exchange	21	26
Commodities	1	1
Diversification Effect	(230)	(966)
Total VaR	197	763
Maximum VaR in the quarter	698	763
Average VaR in the quarter	341	375
Minimum VaR in the quarter	166	258

(1) Values represented above consider a 1-day time horizon and a 99% confidence level.

Note: Further information on risk and capital management is available on the Investor Relations website at www.itau.com.br/investor-relations, in section Reports - Pillar 3 and Global Systemically Important Banks.

Itaú Unibanco Holding S.A.

26

Management Discussion and Analysis | Segment Analysis

Results by **Business Segment**

The Pro Forma financial statements of Retail Banking, Wholesale Banking and Activities with the Market + Corporation presented below are based on managerial information derived from internal models which more accurately reflect the activities of the business units.

Retail Banking

Retail banking products and services offered to both current account and non-current account holders include: personal loans, mortgage loans, payroll loans, credit cards, acquiring services, vehicle financing, insurance, pension plan and premium bond products, among others. Current account holders are segmented into: (i) Retail, (ii) Uniclass, (iii) Personnalité and (iv) Very small and small companies.

Highlights

- Decreases in the cost of credit and in non-interest expenses were partially offset by the migration towards products with tighter spreads in the financial margin and the lower revenue from card services, which led to a 0.8% increase in recurring net income.
- Compared to the second quarter of 2019, the 44.5% reduction in recurring net income was due to the lower revenues from financial margin and on card services in addition to the increase in the cost of credit.

In R$ millions	2Q20	1Q20	Δ	2Q19	Δ
Operating Revenues	**17,691**	**19,705**	**-10.2%**	**19,477**	**-9.2%**
Managerial Financial Margin	10,603	11,632	-8.8%	11,529	-8.0%
Commissions and Fees	5,448	6,301	-13.5%	6,224	-12.5%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	1,639	1,772	-7.5%	1,724	-4.9%
Cost of Credit	**(5,018)**	**(6,919)**	**-27.5%**	**(3,940)**	**27.4%**
Retained Claims	**(320)**	**(326)**	**-1.8%**	**(282)**	**13.7%**
Other Operating Expenses	**(9,575)**	**(10,101)**	**-5.2%**	**(10,289)**	**-6.9%**
Income before Tax and Minority Interests	**2,777**	**2,359**	**17.7%**	**4,966**	**-44.1%**
Income Tax and Social Contribution	**(974)**	**(547)**	**78.1%**	**(1,708)**	**-43.0%**
Minority Interests in Subsidiaries	**(28)**	**(53)**	**-46.2%**	**(60)**	**-53.1%**
Recurring Net Income	**1,774**	**1,760**	**0.8%**	**3,198**	**-44.5%**
Recurring Return on Average Allocated Capital	15.3%	15.9%	-0.6 p.p.	33.0%	-17.7 p.p.
Efficiency Ratio (ER)	51.8%	48.6%	3.2 p.p.	50.4%	1.4 p.p.

Loan Portfolio (R$ billion)



+5.9%
-2.9%
259.0
269.2
283.1
282.6
274.4
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20

Segment highlights

National Support Program for Very Small and Small Companies (Pronampe)

We are the first private bank to offer this type of credit facility. Between July 10 and 13, we have disbursed the full available amount of R$3.6 billion to approximately 36,000 very small and small companies to enable them to strengthen their business and minimize the impacts from of the Covid-19 pandemic. We also wanted to provide a fully digital experience to clients enabling them to borrow money directly through the Itaú Empresas smarthphone app, thus eliminating the need for clients to go to bricks-and-mortar branches.

Digital Transformation in the Retail Banking

Use of Digital Channels [1]

number of current account holders (in millions)



10.3
11.9
13.5
1.1
1.2
1.2
Jun-18
Jun-19
Jun-20
Individuals
Companies

[1] Internet, mobile and SMS on Retail Bank.

Share of Transactions

through digital channels*

	1H20	1H18
Credit	25%	18%
Investments	46%	41%
Payments	85%	72%

* Note: Share of digital channels in the total volume (R$) of transactions in the Retail Bank segment.

Accounts opened through the Abreconta app

Individuals accounts (in thousands)



127
205
645
2Q18
2Q19
2Q20

27

Management Discussion and Analysis | Segment Analysis

Results by **Business Segment**

Wholesale Banking

Wholesale Banking is comprised of: i) the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services, ii) the activities of our units abroad, iii) Itaú Asset Management, a specialized asset manager, and iv) the products and services offered to high net worth clients (Private Banking), middle market companies and institutional clients.

Highlights

- Net income in the Wholesale Banking segment increased by 13.6% compared to the last quarter due to the increase in the corporate portfolio and the lower provision for loan losses. These positive effects were partially offset by a reduction in the revenue from investment banking and brokerage, and by an increase in expenses in Latin America, driven by foreign exchange variations.
- Compared to the second quarter of 2019, the higher cost of credit driven by the new macroeconomic scenario was partially offset by higher revenues from financial margin.

In R$ millions	2Q20	1Q20	Δ	2Q19	Δ
Operating Revenues	**7,790**	**7,592**	**2.6%**	**7,506**	**3.8%**
Managerial Financial Margin	5,123	4,489	14.1%	4,728	8.3%
Commissions and Fees	2,551	3,047	-16.3%	2,666	-4.3%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	116	57	105.8%	113	3.3%
Cost of Credit	**(2,757)**	**(3,168)**	**-13.0%**	**(105)**	**2531.5%**
Retained Claims	**(1)**	**(3)**	**-76.8%**	**(15)**	**-95.0%**
Other Operating Expenses	**(3,999)**	**(3,613)**	**10.7%**	**(3,799)**	**5.3%**
Income before Tax and Minority Interests	**1,033**	**808**	**27.8%**	**3,587**	**-71.2%**
Income Tax and Social Contribution	**(189)**	**7**	**-2710.5%**	**(1,076)**	**-82.4%**
Minority Interests in Subsidiaries	**(19)**	**(89)**	**-79.0%**	**(202)**	**-90.7%**
Recurring Net Income	**825**	**726**	**13.6%**	**2,309**	**-64.3%**
Recurring Return on Average Allocated Capital	**5.6%**	**5.6%**	**0.0 p.p.**	**20.8%**	**-15.2 p.p.**
Efficiency Ratio (ER)	**48.9%**	**45.0%**	**3.9 p.p.**	**48.3%**	**0.6 p.p.**

Loan Portfolio (R$ billions)


+30.3%
+7.3%
293.9
306.8
299.9
357.1
383.1
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20

Assets under management - ANBIMA ranking (R$ billions)


+1.8%
- 0.6%
707.6
745.6
770.8
724.8
720.2
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20
Assets under management (Itaú Unibanco e Intrag)

Activities with the Market + Corporation

Includes: (i) results of the capital surplus, excess subordinated debt and the net balance of tax assets and liabilities; (ii) financial margin with the market; (iii) costs of Treasury operations and (iv) the equity pickup from companies not linked to any segment.

In R$ millions	2Q20	1Q20	Δ	2Q19	Δ
Operating Revenues	**2,530**	**1,909**	**32.6%**	**2,509**	**0.8%**
Managerial Financial Margin	2,050	1,684	21.7%	2,194	-6.6%
Commissions and Fees	397	166	139.0%	174	128.7%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	84	58	43.0%	141	-40.8%
Cost of Credit	**6**	**0**	-	**(0)**	-
Other Operating Expenses	**(177)**	**(38)**	**361.9%**	**(344)**	**-48.6%**
Income before Tax and Minority Interests	**2,359**	**1,871**	**26.1%**	**2,165**	**9.0%**
Income Tax and Social Contribution	**(739)**	**(436)**	**69.5%**	**(623)**	**18.5%**
Minority Interests in Subsidiaries	**(14)**	**(9)**	**51.6%**	**(15)**	**-2.0%**
Recurring Net Income	**1,606**	**1,425**	**12.7%**	**1,527**	**5.2%**
Recurring Return on Average Allocated Capital	**33.3%**	**21.7%**	**11.6 p.p.**	**16.8%**	**16.5 p.p.**
Efficiency Ratio (ER)	**3.6%**	**1.0%**	**2.6 p.p.**	**7.1%**	**-3.5 p.p.**

Itaú Unibanco Holding S.A. 28

Management Discussion & Analysis Activities Abroad We present below the income statement segregated between our operations in Brazil, which include units abroad excluding Latin America, and our operations in Latin America excluding Brazil. Our operations in Brazil¹ represent 90.1% of the recurring net income for the quarter. Brazil¹ (In R$ millions, end of period) 2Q20 1Q20 D 2Q19 D 1H20 1H19 D Operating Revenues 24,734 26,411 -6.3% 26,486 -6.6% 51,145 51,833 -1.3% Managerial Financial Margin 15,221 15,727 -3.2% 16,209 -6.1% 30,948 31,783 -2.6% Financial margin with clients 14,553 15,340 -5.1% 15,128 -3.8% 29,894 29,784 0.4% Financial margin with the Market 667 387 72.4% 1,081 -38.3% 1,054 1,999 -47.3% Commissions and Fees 7,675 8,797 -12.8% 8,328 -7.8% 16,472 16,217 1.6% Revenues from Insurance² 1,839 1,887 -2.5% 1,949 -5.7% 3,726 3,833 -2.8% Cost of Credit (7,061) (9,357) -24.5% (3,571) 97.7% (16,418) (6,923) 137.2% Provision for Loan Losses (6,766) (9,590) -29.4% (3,839) 76.3% (16,357) (7,556) 116.5% Impairment (196) (89) 121.3% (43) 359.4% (285) (72) 293.0% Discounts Granted (747) (261) 186.1% (382) 95.5% (1,008) (662) 52.4% Recovery of Loan Loans Written Off as Losses 648 583 11.2% 693 -6.4% 1,231 1,367 -10.0% Retained Claims (321) (329) -2.5% (286) 12.4% (651) (575) 13.2% Other Operating Expenses (11,806) (12,193) -3.2% (12,657) -6.7% (23,999) (24,785) -3.2% Non-interest expenses (10,241) (10,438) -1.9% (10,930) -6.3% (20,679) (21,413) -3.4% Tax Expenses and Other³ (1,565) (1,755) -10.8% (1,727) -9.4% (3,320) (3,372) -1.5% Income before Tax and Minority Interests 5,546 4,531 22.4% 9,973 -44.4% 10,078 19,550 -48.5% Income Tax and Social Contribution (1,715) (844) 103.3% (3,236) -47.0% (2,559) (6,243) -59.0% Minority Interests in Subsidiaries (42) (62) -31.4% (75) -43.1% (104) (138) -24.2% Recurring Net Income 3,788 3,626 4.5% 6,662 -43.1% 7,414 13,170 -43.7% Share 90.1% 92.7% -260 bps 94.7% -460 bps 91.3% 94.7% -330 bps Recurring Return on Average Allocated Capital 13.5% 13.0% 50 bps 24.6% -1110 bps 13.2% 24.8% -1160 bps Latin America (In R$ millions, end of period) 2Q20 1Q20 D 2Q19 D 1H20 1H19 D Operating Revenues 3,276 2,795 17.2% 3,006 9.0% 6,071 5,867 3.5% Managerial Financial Margin 2,555 2,078 23.0% 2,242 14.0% 4,633 4,336 6.8% Financial margin with clients 1,915 1,705 12.3% 1,751 9.4% 3,619 3,519 2.8% Financial margin with the Market 640 373 71.5% 491 30.4% 1,013 817 24.0% Commissions and Fees 721 717 0.6% 736 -2.0% 1,438 1,467 -2.0% Revenues from Insurance² - - - 29 - - 63 - Cost of Credit (708) (730) -2.9% (473) 49.6% (1,438) (925) 55.4% Provision for Loan Losses (795) (808) -1.5% (568) 39.9% (1,603) (1,057) 51.6% Impairment - - - - - - - - Discounts Granted (3) (5) -35.3% (8) -58.9% (8) (36) -77.8% Recovery of Loan Loans Written Off as Losses 90 83 8.5% 102 -12.2% 173 168 2.7% Retained Claims - - - (12) - - (22) -Other Operating Expenses (1,945) (1,559) 24.8% (1,775) 9.6% (3,504) (3,489) 0.4% Non-interest expenses (1,868) (1,618) 15.5% (1,739) 7.4% (3,486) (3,406) 2.4% Tax Expenses and Other³ (77) 59 -230.5% (36) 112.3% (18) (83) -78.3% Income before Tax and Minority Interests 622 507 22.8% 746 -16.5% 1,129 1,431 -21.1% Income Tax and Social Contribution (186) (132) 41.7% (172) 8.2% (318) (353) -10.0% Minority Interests in Subsidiaries (19) (89) -79.0% (202) -90.7% (108) (337) -67.9% Recurring Net Income 417 286 45.9% 372 12.3% 703 741 -5.1% Share 9.9% 7.3% 260 bps 5.3% 460 bps 8.7% 5.3% 330 bps Recurring Return on Average Allocated Capital 13.4% 10.0% 340 bps 13.1% 30 bps 11.4% 12.7% -130 bps Main foreign exchange variations compared to Brazilian Real (BRL) BRL vs. U.S. dollar Colombian peso vs. BRL Uruguayan peso vs. BRL Argentine peso vs. BRL Chilean peso vs. BRL Paraguayan guarani vs. BRL + 5.3% (2Q20 vs. 1Q20) - 12.2% (2Q20 vs. 1Q20) - 8.8% (2Q20 vs. 1Q20) + 3.8% (2Q20 vs. 1Q20) - 8.7% (2Q20 vs. 1Q20) - 1.8% (2Q20 vs. 1Q20) + 42.9% (2Q20 vs. 2Q19) - 18.3% (2Q20 vs. 2Q19) - 16.5% (2Q20 vs. 2Q19) + 16.2% (2Q20 vs. 2Q19) - 15.4%(2Q20 vs. 2Q19) - 23.3% (2Q20 vs. 2Q19) R$ 5.476 12.86 R$ 5.199 9.20 12.39 177.05 836.82 778.82 8.42 164.10 1,615 R$ 3.832 683.53 11.07 7.68 149.84 1,262 1,240 2Q19 1Q20 2Q20 2Q19 1Q20 2Q20 2Q19 1Q20 2Q20 2Q19 1Q20 2Q20 2Q19 1Q20 2Q20 2Q19 1Q20 2Q20 (1) Includes units abroad ex-Latin America. (2) Result from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (3) Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses. Note: Latin America information is presented in nominal currency. Itaú Unibanco Holding S.A. 29

Global Footprint

Itaú

Our business abroad focuses on the following activities:

① Corporate & Investment
② Asset management
③ Private Banking
④ Retail



France
England
Spain
Portugal
Germany
Switzerland
USA
Mexico
Bahamas
Cayman
Panama
Colombia
Peru
Brazil
Paraguay
Chile
Uruguay
Argentina

Countries	Uruguay [1]	Chile	Argentina	Paraguay	Colombia [2]	Latin America [3]	Other countries	Total
Employees	1,069	5,626	1,602	986	3,297	12,580	517	97,440
Branches & CSBs	26	188	84	43	127	468	-	4,488
ATMs	62	408	175	298	142	1,085	-	45,809

Note: The Global Footprint map does not include localities and regions in run-off or closing operations; (1) Does not include OCA's 33 Points of Service; (2) Includes employees in Panamá; (3) Latin America ex-Brazil (Argentina, Chile, Colombia, Paraguay and Uruguay).

Latin America

In R$ millions (in constant currency)	Itaú Corpbanca 2Q20	Itaú Corpbanca 1Q20	Itaú Corpbanca Δ	Itaú Argentina 2Q20	Itaú Argentina 1Q20	Itaú Argentina Δ	Itaú Paraguay 2Q20	Itaú Paraguay 1Q20	Itaú Paraguay Δ	Itaú Uruguay 2Q20	Itaú Uruguay 1Q20	Itaú Uruguay Δ
Operating Revenues	**1,865**	**1,955**	**-5%**	**460**	**322**	**43%**	**292**	**305**	**-4%**	**448**	**515**	**-13%**
Managerial Financial Margin	1,518	1,538	-1%	385	240	60%	213	214	-1%	248	302	-18%
Financial Margin with Clients	1,332	1,295	3%	204	217	-6%	151	179	-16%	206	255	-19%
Financial Margin with the Market	186	243	-24%	181	23	687%	61	35	74%	41	47	-12%
Commissions and Fees	347	416	-17%	75	82	-8%	79	91	-13%	200	214	-6%
Cost of Credit	**(612)**	**(672)**	**-9%**	**(12)**	**(66)**	**-82%**	**(26)**	**(37)**	**-31%**	**(56)**	**(54)**	**4%**
Provision for Loan Losses	(691)	(758)	-9%	(14)	(66)	-79%	(30)	(39)	-22%	(56)	(56)	1%
Recovery of Loans Written Off as Losses	81	91	-11%	2	1	263%	5	2	136%	1	2	-38%
Other Operating Expenses	**(1,204)**	**(1,190)**	**1%**	**(234)**	**(199)**	**18%**	**(129)**	**(136)**	**-6%**	**(279)**	**(304)**	**-8%**
Non-Interest Expenses	(1,201)	(1,187)	1%	(205)	(172)	19%	(125)	(131)	-5%	(278)	(303)	-8%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(3)	(3)	10%	(29)	(26)	12%	(4)	(6)	-27%	(1)	(1)	-
Income before Tax and Minority Interests	**48**	**92**	**-48%**	**214**	**58**	**271%**	**137**	**132**	**4%**	**112**	**157**	**-29%**
Income Tax and Social Contribution	**26**	**12**	**110%**	**(87)**	**(17)**	**407%**	**(56)**	**(50)**	**12%**	**(42)**	**(57)**	**-28%**
Minority Interests in Subsidiaries [1]	**(18)**	**(106)**	**-83%**	-	-	-	-	-	-	-	-	-
Recurring Net Income	**56**	**(1)**	**-**	**127**	**40**	**213%**	**82**	**82**	**0%**	**71**	**100**	**-29%**
Return on Average Equity - Annualized	**3.3%**	**-0.1%**	**340 bps**	**34.0%**	**10.9%**	**2,310 bps**	**24.7%**	**25.6%**	**-90 bps**	**14.8%**	**21.9%**	**-710 bps**
Efficiency Ratio	**64.5%**	**60.8%**	**370 bps**	**47.6%**	**58.3%**	**-1,070 bps**	**43.3%**	**43.6%**	**-30 bps**	**62.2%**	**58.9%**	**330 bps**

(1) Minority interests are calculated based on the accounting result of the transaction in BRGAAP.

Highlights of Latin America in constant currency, eliminating the effect of exchange rate variation and using the managerial concept.

Itaú Corpbanca

- Lower margin with the market due to exchange rate volatility, inflation and local interest rates, partially offset by sales of securities.
- Lower commissions and fees due to lower trading volumes
- Lower cost of credit due to the volatility of local exchange rates, offset by a deterioration in the credit scenario.

Itaú Argentina

- Lower margin with clients due to local interest rate reduction.
- Higher margin with the market due to gains on securities.
- Lower cost of credit due to customer downgrade in the Corporate segment in the previous quarter.
- Higher personnel expenses.

Itaú Paraguay

- Lower margin with clients due to local interest rate reductions and the macroeconomic scenario.
- Higher margin with the market due to the foreign exchange position and financial investments, offset by lower derivatives results.
- Lower cost of credit due to portfolio sales in the quarter.

Itaú Uruguay

- Lower margin with clients due to reductions in local interest rates and the macroeconomic scenario.
- Lower operating expenses, due to the decrease in the volume of card transactions and the reduction in expenses and personnel.

Itaú Unibanco Holding S.A.

30

Additional Information Management Discussion & Analysis and Complete Financial Statements

Management Discussion & Analysis Itaú Unibanco Shares Itaú Unibanco Shares Our capital stock is comprised of common Market Capitalization Market Consensus (ITUB4) shares (ITUB3) and non-voting shares $251 (ITUB4), both traded on B3 (São Paulo Stock R billion US$46 billion Exchange). Non-voting shares are also traded The market capitalization is the total number of outstanding shares as depositary receipts (ADRs) on the New (common and non-voting shares) multiplied by the average price per Buy 09 Hold 06 Sell 00 non-voting share on the last trading day in the period. York Stock Exchange (NYSE). Source: Thomson Reuters Corporate Structure Chart and Free Float Participation Egydio de Souza Moreira Salles Family Non Voting Shares Strengths of our ownership Free Float* Free Float Aranha Family 100.00% Total Brazilian Investors Foreigners in B3 in NYSE • Family controlling ownership ensuring 36.73% ON 63.27% ON 81.87% PN 18.13% PN Cia. E. Johnston de a long-term view 66.36% Total 33.64% Total 4.8 bn Participações (number of shares) • Professional management team 50.00% ON Foreigners 33.47% Total in B3 • Broad shareholder base 50.00% ON (52.95% of our shares are free floating) Itaúsa 100.00% PN IUPAR Free Float* 66.53% Total 39.21% ON 51.71% ON 7.76% ON • Strong corporate governance 0.004% PN 26.15% Total 99.59% PN 19.91% Total 52.95% Total Itaú Unibanco Holding S.A. Note: ON = Common Share; PN = Non-voting Share; (*) Excluding shares held by majority owners and treasury shares. Performance in the Capital Market (R$) (R$) (US$) ITUB4 ITUB3 ITUB Price and volume (Common Shares) (Non-voting shares) (ADR) Closing price at 06/30/2020 25.45 24.00 4.69 Maximum price in the quarter 28.70 26.72 5.88 Average price in the quarter 23.94 22.73 4.46 Minimum price in the quarter 20.01 19.50 3.48 Closing price at 03/31/2020 23.09 22.08 4.49 Closing price at 06/28/2019 36.26 31.13 9.42 Change in 2Q20 10.2% 8.7% 4.5% Change in the last 12 months -29.8% -22.9% -50.2% Average daily trading volume in 2Q20 - million 1,029.8 25.3 159.4 Average daily trading financial volume in 12 months - million 902.7 24.4 170.2 Shareholder base and indicators 06/30/20 03/31/20 06/30/19 Number of shares - million 9,804 9,804 9,804 Common shares (ON) - million 4,958 4,958 4,958 Non-voting shares (PN) - million 4,846 4,846 4,846 Treasury shares - million 41.7 41.9 60.9 Number of outstanding shares - million 9,762 9,762 9,743 Recurring Net Income per share in the quarter (R$) 0.43 0.40 0.72 Net Income per share in the quarter (R$) 0.35 0.35 0.70 Book value per share (R$) 12.94 12.66 12.91 Price/Earnings (P/E) ¹ 12.47 9.66 13.57 Price/Book value (P/B) ² 1.97 1.82 2.81 losing price of non-voting shares at end of the period/earnings per share. For calculation purposes, the retained e 12 months were included; (2) Closing price of non-voting shares at end of the period/Book value share at end of the period. Itaú Unibanco Holding S.A. 32

Management Discussion & Analysis Glossary Glossary Executive Summary Operating Revenues Dividends and Interest on Own Mix of Products The sum of Managerial Financial Margin, Capital Net of Taxes Change in the composition of credit risk Commissions and Fees and Result from Corresponds to the distribution of part of the assets between periods. Insurance, Pension Plan and Premium Bonds profits to stockholders, paid or provisioned, Operations before Retained Claims and declared and posted in Stockholders’ Equity. Average asset portfolio Selling Expenses. Includes the credit and private securities Market Capitalization portfolio net of loans more than 60 days Managerial Financial Margin Obtained by multiplying the total number of overdue, while the balances do not include The sum of the Financial Margin with outstanding shares (common and non-voting the effects of average exchange rate Clients and the Financial Margin with shares) by the average price per non-voting variations in the periods. the Market. share on the last trading day in the period. Asset spreads Recurring Return on Average Tier I Capital Ratio Spreads variation on credit risk assets Equity – Annualized The sum of the Common Equity Tier I and the between periods. Obtained by dividing the Recurring Net Additional Tier I Capital, divided by the Total Income by the Average Stockholders’ Equity. Risk Weighted Assets. Annualized average rate of financial margin The resulting amount is multiplied by the with clients number of periods in the year to derive the Cost of Credit Obtained by dividing the Financial Margin annualized rate. The calculation bases of Composed of the Result from Loan Losses, with Clients by the average daily balances of returns were adjusted by the dividends Impairment and Discounts Granted. spread-sensitive operations, working capital proposed after the balance sheet closing and others. The quotient of this division is dates, which have not yet been approved at divided by the number of calendar days in annual stockholders’ or Board meetings. the quarter and annualized (rising to 360) to obtain the annual rate. Recurring Return on Average Managerial Financial Margin Assets – Annualized Obtained by dividing the Recurring Net Income by the Average Assets. Financial margin with clients Credit Quality Consists of spread-sensitive operations, Coverage Ratio working capital and others. Spread-sensitive NPL Ratio (over 90 days) Obtained by dividing the total allowance operations include: (i) the assets margin, Calculated by dividing the balance of non-balance by the balance of operations more which is the difference between the amount performing loans over 90 days by the total than 90 days overdue. received from loan operations and corporate loan portfolio. Loans more than 90 days securities and the cost of money charged by overdue include the total balance of Efficiency Ratio treasury banking and (ii) the liabilities transactions with at least one installment Obtained by dividing the Non-Interest margin, which is the difference between the more than 90 days overdue. Expenses by the sum of Managerial Financial cost of funding and the amount received Margin, Commissions and Fees, Result of from treasury banking. The working capital NPL Creation Insurance, Pension Plan and Premium Bonds margin is the interest on working capital at The balance of loans that became overdue Operations and Tax Expenses (ISS, PIS, the SELIC interest rate. for more than 90 days in the quarter. COFINS and Other Taxes). Financial margin with the market Cost of Credit over Total Risk Recurring Net Income per Share Includes treasury banking, which manages Calculated by dividing the Cost of Credit by Calculated based on the weighted average mismatches between assets and liabilities - the average Loan Portfolio for the last two number of outstanding shares for the period Asset and Liability Management (ALM), quarters. and includes stock splits when they take terms, and interest, foreign exchange and place. other rates, and treasury trading, which manages proprietary portfolios and may assume guiding positions, in compliance with the limits established by our risk appetite. Itaú Unibanco Holding S.A. 33

Management Discussion & Analysis Glossary Results from Insurance, Pension Plan and Premium Bonds Common Equity Tier I Activities with the Market + Corporation The sum of social capital, reserves and The Activities with the Market + Corporation Underwriting Margin retained earnings, less deductions and column presents the results of the capital The sum of earned premiums, retained claims prudential adjustments. surplus, excess subordinated debt and the and selling expenses. net balance of tax assets and liabilities. It also Additional Tier I Capital shows the financial margin with the market, Combined Ratio Consists of instruments of aperpetual nature, the costs of Treasury operations, the equity The sum of retained claims, selling expenses, which meet the eligibility requirements. pickup from companies not linked to each administrative expenses, other operating segment and our interest in Porto Seguro. income and expenses, tax expenses for ISS, Tier I Capital PIS and COFINS and other taxes divided by The sum of the Common Equity Tier I and the earned premiums. Additional Tier I Capital. Our Shares Tier II Capital Credit Portfolio Consists of subordinated debt instruments Book Value per Share with defined maturity dates that meet the Calculated by dividing the Stockholders’ Loan-to-Value eligibility requirements. Equity on the last date of the period by the Ratio of the amount of financing to the value number of outstanding shares. of the real estate property. Total Capital The sum of the Tier I and Tier II Capital. Funding Total Risk Weighted Assets Consists of the sum of the portion related Loan Portfolio over Gross Funding to credit risk exposures (RWACPAD), to the Obtained by dividing Loans by Gross Funding market risk capital requirement (RWAMINT) (Funding from Clients, Funds from and to the operational risk capital Acceptance and Issuance of Securities requirement (RWAOPAD). Abroad, Borrowings and Others) at the end of the period. Currency Results by Business Includes cash, bank deposits of institutions Segment without reserve requirements, foreign currency deposits in Brazil, foreign currency Retail Banking deposits abroad, and cash and cash Consists of banking products and services equivalents in foreign currency. offered to both current account and non-current account holders. Products and services offered include: personal loans, credit cards, payroll loans, vehicle financing, Capital, Liquidity and mortgage loans, insurance, pension plan and Market Indicators premium bonds products, and acquiring services, among others. Value at Risk (VaR) Wholesale Banking A statistical metric that quantifies the Consists of the activities of Itaú BBA, the unit potential economic loss expected in normal responsible for commercial operations with market conditions. The consolidated VaR of large companies and for investment banking Itaú Unibanco is calculated based on a services, the activities of our units abroad, Historical Simulation of the bank’s total and the products and services offered to exposure to market risk, at a confidence level high-net worth clients (Private Banking) and of 99%, a historical period of 4 years (1000 to middle market companies and institutional business days) and a holding period of one clients. day. In addition, using a conservative approach, the VaR is calculated daily, whether or not volatility-weighted, and the final VaR is the most restrictive value between both methodologies. Itaú Unibanco Holding S.A. 34

(A free translation of the original in Portuguese)

Report of independent auditors on supplementary information

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.

Introduction

In connection with our audit of the financial statements of Itaú Unibanco Holding S.A. (Bank) and Itaú Unibanco Holding S.A. and its subsidiaries (Consolidated) as of June 30, 2020, on which we issued an unqualified opinion dated August 3, 2020, we performed a review of the accounting information contained in the supplementary information included in the Management Discussion and Analysis Report of Itaú Unibanco Holding S.A. and its subsidiaries for the half year ended June 30, 2020.

Scope of the Review

We conducted our review in accordance with Brazilian standards issued by the Federal Accountancy Council. Our review mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank and its subsidiaries with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and the operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis Report is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements at June 30, 2020, taken as a whole, prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

São Paulo, August 3, 2020

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Emerson Laerte da Silva
Contador CRC 1SP171089/O-3

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 60054, T: +55 (11) 3674 2000, www.pwc.com.br

Itaú Unibanco Holding S.A.

35

(This page was intentionally left blank) Itaú Unibanco Holding S.A. 36

Complete Financial Statements June 30, 2020 Itaú Unibanco Holding S.A. www.itau.com.br/investor-relations facebook.com/Itaú @Itaú @Itaú /Itaú /bancoitau

Management Report 1H20 Composition of Recurring Net Income per business in millions of Reais Credit Recurring Net Capital Surplus 963 165 & Trading Income R$ 8.1 billions 8,117 Recurring Total ROE 13.1% 6,989 Services & Insurance Efficiency Ratio % 46.5% 46.3% 45.4% Number of 434 Shareholders 1H18 1H19 1H20 in thousands 215 134 jun/18 jun/19 jun/20 Non-Interest Expenses -2.6 % R$ 24.2 billion Credit Portfolio1 in billions of Reais +20.3% 811.3 674.5 +5.1% 642.0 228.8 Individuals 222.3 195.0 107.4 Very Small, Small 83.1 and Middle Market Companies 70.5 259.2 211.0 203.4 Large Companies 165.5 165.7 215.9 Latin America jun/18 jun/19 jun/20 (1) Includes financial guarantees provided and corporate securities.

Dear reader, The Covid-19 pandemic triggered an abrupt slowdown in global economic activity global during the first half of 2020. Many governments announced fiscal expenditure packages to save jobs and businesses, while central banks provided economic support by cutting interest rates and adopting liquidity measures. The economic crisis will persist for a while and will require a lot of care with our customers, employees and society. As the largest private bank in Latin America we are a fundamental component in the struggle against Covid-19 and its social and economic effects. Since the beginning of the crisis, we have sought to support our customers with complete and sustainable solutions. In the second half of March 2020, we launched the 60+ program, which, among other measures, allowed a 60-day grace period for payments of credit contracts without delay. In mid-April 2020, we launched a more embracing program named “Travessia”. These programs aim to have a structured approach to indebtedness, providing our customers with some respite during these adverse economic times, and to ensure that they enjoy sustainable conditions over time. Customized solutions include extending loan maturities and providing additional credit at reduced rates. programa 60 ~1.8 million R$ 38 billion R$ 14 billion of people in loan portfolio reprofiling terms1 in new loans2 ~200 thousand R$ 15 billion R$ 17 billion³ micro and small businesses in loan portfolio reprofiling terms1 in new loans2 Throughout the pandemic, we have been working alongside the government and trade associations by engaging in joint actions to expand the solutions available to our customers and society. Under the emergency credit line to meet the payrolls of micro, small and mid-size companies, we have financed R$ 1.6 billion, representing the wages of more than 660 thousand employees in recent months. The National Support Program for Micro and Very Small Businesses (Pronampe): We are the first private bank to provide this credit line. Between July 10 and 13 we disbursed the entire volume available of R$ 3.6 billions to around 36 thousand micro and small companies, enabling them to strengthen their businesses and minimize the impacts of the Covid-19 pandemic. We have also been concerned with providing our customers with a fully digital experience by contracting the credit directly through Itaú Empresas app on their cell phones, thereby avoiding the need for the customers to go to the bank. We are evaluating other Brazilian government programs such as the Investment Guarantee Fund (FGI). (1) From March 16 to June 30, 2020. (2) From March 16 to July 17, 2020. (3) Considers the emergency payroll credit and the Pronampe credit line. 39

Social distancing has driven the use of digital channels. We currently have over 13.5 million private individual account holders who constantly access our digital channels. Over the last three months we have acquired over 1 million new users on our digital channels, with a special mention for the higher participation of customers over the age of 60 who have had accounts for more than 4 years. Accounts opened using the Abreconta app 645 thousands of accounts 341 276 268 205 2Q19 3Q19 4Q19 1Q20 2Q20 The number of accounts opened using the app has doubled in recent months to around 1 million accounts in the first half-year. To further encourage this change in behavior we are continuing to invest in new functionalities, strengthening our communication using digital methods and SMS and providing tutorials on how to use the functionalities of the app. During the first half of 2020 we launched around 30 new functionalities on our digital channels, worthy of note being the record time for implementing payroll financing via the internet. We have also rolled out new functionalities on the iti app to enable payments of accounts, withdrawals using the Banco 24 twenty-four-hour banking network and cell phone top-ups. Another factor has been more intense communication with our customers, providing information to assist them in navigating this crisis, including tips on how to save through our social networks, sending the Empreenda Itaú newsletter to our business clients, virtual meetings with clients, and daily communication on social networks through lives and podcasts. 40

Creating value is to obtain financial results that exceed the cost of capital to remunerate our shareholders and other stakeholders through ethical and responsible relations based on trust and transparency and focused on the sustainability of the business. We present below the key indicators comprising our results: Em R$ bilhões 1H20 1H19 Variation Income Information Operating Revenues 1 57.2 57.7 -0.8% Managerial Financial Margin 35.6 36.1 -1.5% Financial Margin with Clients 33.5 33.3 0.6% Financial Margin with the Market 2.1 2.8 -26.6% Comissions and Fees 17.9 17.7 1.3% Revenues from Insurance, Pension Plans and Premium Bonds operations 3.7 3.9 -4.4% before Retained Claims and Selling Expenses Cost of Credit (17.9) (7.8) 127.5% Non-Interest Expenses (24.2) (24.8) -2.6% Recurring Net Income 8.1 13.9 -41.6% Net Income 6.8 13.5 -49.5% Recurring Return on Annualized Average Equity2 13.1% 23.6% -1,050 bps June 30, 2020 June 30, 2019 Variation Balance Sheet Information Total Assets 2,075 1,678 23.6% Total Loan Portfolio 3 811.3 674.5 20.3% NPL Ratio (90 days) 2.7% 2.9% -20 bps Tier I Capital - BIS III 12.1% 14.9% -280 bps 1H20 1H19 Variation Shares Weighted Average Number of Outstanding Shares - in millions 9,757 9,736 0.2% Net Income per Share - Basic - R$ 0.70 1.39 -49.6% Book Value per Share R$ ( Outstanding on 06/30) 12.94 12.91 0.2% 1H20 1H19 Variation Outros (1) Fonte: Banco Central do Brasil Branches 4,488 4,722 -5.0% Physical and Client Service Branches (CSBs) 4,292 4,526 -5.2% Digital Branches 196 196 0.0% Employees - in thousands 97.4 98.4 -1.0% Brazil 84.3 85.2 -1.0% Abroad 13.1 13.3 -1.5% (1) Operating Revenues are the sum of the Managerial Financial Margin, Commissions and Fees and Revenues from Insurance, Pension Plans and Premium Bonds, before the Retained Claims and Sales Expenses; (2) The return is calculated by dividing the Recurring Net Income by the Average Stockholders’ Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate; (3) Total Loan Portfolio includes Financial Guarantees Provided and Corporate Securities. 41

Results & Capital Management The percentages of increase or decrease in this section refer to the comparison between the first half of 2020 in relation to the same period of 2019, unless otherwise indicated. In the first half of 2020, our recurring net income stood at R$ 8.1 billion, down by 41.6% over the same period of the previous year. The recurring Return on Shareholders’ Equity was 13.1%. We highlight the growth of 20.3% in the total credit portfolio. We give below the growth of the portfolios in the main segments: • 2.9% in private individuals, with a special mention for growth of 13.7% in personal loans, 13.2% in vehicles and 11.0% in real estate credit; • 29.3% in very small, small and middle market companies in Brazil; • 27.5% in large companies in Brazil; • 30.2% in our Latin America operations, affected primarily by exchange rate variance; In comparison with the first half of 2019, we saw growth of 29.3% in credit origination in Brazil, namely: • 5.3% for private individuals; • 12.8% for very small, small and middle market companies; and • 59.2% for large companies. The financial margin with clients and the financial margin with the market together comprise our managerial financial margin, which declined by 1.5% during the first half-year. Portfolio growth notwithstanding, the financial margin with clients remained stable on account of the changes in the regulations on overdraft accounts , lower spreads, a higher share of credit to large companies and the adverse impact of the reduction in the interest rate on our own working capital and liabilities margin. The high market volatility during the first half of 2020 led to a reduction of 26.6% in the financial margin with the market. Revenues from services (comissions & fees) rose by 1.3% . This growth can be attributed to the following increases in Brazil: • 23.9% in fund management because of the increase of 10.9% Acquisition of the Verbank Securities in the balance of assets under administration and higher brokerage (Paraguay) performance fees; and On by the July Central 29, 2020, Bank after of the Brazil, authorization we signed the granted • 73.2% in financial economic advisory and brokerage resulting securities contract for broker the acquisition Verbank Securities, of the Paraguayan which will be from greater activity in the capital markets. renamed Itaú Investe. Currently, we are the leading retail bank in This growth was partially offset by a reduction of 38.9% in Paraguay, and we look at consolidating our operations as a wholesale bank, attracting foreign revenues from acquiring activities on account of lower revenues investors and creating a secondary fixed income market. from the Merchant Discount Rate (MDR), prepayment of receivables and card machine rentals. The cost of credit rose by 127.5% over the same period of the previous year. This can be attributed to material changes in the macroeconomic scenario as from the second week of March 2020 which, when captured by our provisioning model for expected losses, led to higher expenses with allowances for doubtful accounts. Non-interest expenses declined by 2.6% in the first half of 2020 in comparison with the same period of 2019. This reduction is related to our strategic cost management and continuous investment in technology, which enabled us to take action such as closing branches and the voluntary redundancy program launched in the second half of 2019, resulting in lower fixed costs and headcount. 42

Another highlight of the first half of 2020 was the increase in funding. Our funding from clients rose by 46.5% in relation to June 2019, primarily because of growth in the following segments:

- 75.6% in term deposits;
- 61.9% in demand deposits; and
- 19.0% in savings deposits.

These growth figures reflect the positive flow of resources from the second fortnight of March 2020 onward, both in retail and wholesale.

The Tier 1 Capital Ratio measures the ratio of the bank's capital to the risk level of its assets. Maintaining adequate levels aims to protect the institution in case of severe stress events.

By managing our capital we aim to optimize how we invest our shareholders' resources while ensuring the bank's solidness.

We give below the main events that affected our ratio in the second quarter of 2020:


Tier1 Capital Ratio
12.0%
1.7%
10.3%
mar/20
0.3%
Net income and mandatory minimum dividends
-0.2%
Prudential Adjustments[1]
-0.1%
Credit risk RWA
0.1%
Market risk RWA
12.1%
1.7%
10.4%
jun/20
Common Equity Tier I (CET I)
Additional Tier 1 Capital (AT1)

As of June 30, 2020, our Tier 1 Capital Ratio stood at 12.1%, 385 bps above the minimum regulatory level with capital buffers (8.25%). Our Tier 1 Capital consists of 10.4% of Core Capital and 1.7% of Additional Tier 1 Capital.

Diversifying our investments is important for the liquidity of our assets and reflects our greater involvement in the Brazilian capital markets.

In the capital markets we have seen an increase in our shareholder base to 434 thousand at the end of June 2020, representing an increase of 80% in relation to the end of 2019.

The following graph shows the daily financial trading volume of our shares, which have a significant participation in market indexes in Brazil and overseas.

(1) Tax credits, goodwill and intangible assets.

43

Average Daily Trading Volume of the Shares of Itaú Unibanco (R$ millions)

Our shares continue to enjoy high liquidity in trading, both in Brazil and in the United States, with an increase of 62% in the average daily trading volume since 2018.



+62%
2,030
1,388
1,253
1,118
653
744
600
644
911
B3 (Common+Preferred)
NYSE (ADR)
2018
2019
1H20

Our shares end the semester quoted at R$ 26.21 (ITUB4 - preferred shares) and R$ 24.72 (ITUB3 - common shares). We present below the evolution of R$ 100 invested since the announcement of the merger between Itaú and Unibanco in October 2008.



447
290
264
259
255
oct-08
jun-09
feb-10
oct-10
jun-11
feb-12
oct-12
jun-13
feb-14
oct-14
jun-15
feb-16
oct-16
jun-17
feb-18
oct-18
oct-19
jun-20
ITUB4 dividend-adjusted
ITUB4 without adjustment for dividends
CDI rate
Ibovespa
US Dollar

44

We want to guarantee the health and well-being of our employees.

We have adopted a series of measures aimed at protecting our employees from the impacts of the pandemic. These measures include:

- In-person service with reduced business hours and observance of the rules on social distancing;
- Expansion of remote working: currently, 97% of the employees of our central offices, service centers and digital branches are in home offices, with more than 55 thousand skilled in remote working;
- Physical and emotional healthcare support: we are providing our employees with a remote medical guidance service under which around 6 thousand remote appointments have been made;
- Anti-flu vaccination campaign using a drive-thru system, with the participation of 50 thousand employees;
- The provision of ergonomic chairs, mouse and keyboard to improve remote working ergonomics.

We remain dedicated in our collaboration with the country and society in the struggle against Covid-19, and we will not rest until we have overcome this pandemic, side-by-side with all Brazilians.

The "Todos pela Saúde" (All for Health) program has completed its third month, and Itaú Unibanco is once again publicly reporting the results.

Of the more than R$ 1.2 billion[1] donated so far, more than R$ 1 billion have been channeled to 4 operating areas. Read about some of the key achievements over these 90 days.

Informing • R$ 94 million

Campaigns to clarify and raise awareness among the population and guide them to the correct use of protective masks.

- **175 million people** impacted by the awareness campaigns.

Protecting • R$ 347 million

to purchase protective equipment and in prevention actions.

- **330,000 healthcare professionals and 172,000 patients** benefitted from the distribution of over 50 million personal protection equipment.
- **+25,000 tests/day** The Test Center Operations begins on the 31st of July in Rio de Janeiro and on the 7th of August in the Ceará.
- **+ than 14 million masks** distributed in awareness actions to elderly people; users of public transport; community residents; indigenous population

Caring • R$ 396 million

In the construction of Reception Centers, purchase of hospital equipment and testing the population.

- Support to **50,000 elderly and minders** in over 600 institutions.
- **105,000 oximeters** serving all cities in Brazil.
- **44,000 tests** and awareness actions for truck drivers.
- **1,000 Hospital equipments** Implementation of Reception Centers in vulnerable areas.

Preparing • R$ 222 million

society for the return to normality.

- **Support** for epidemiological research and treatment of Covid-19
- **Investment** in new vacine factories of Fiocruz and Instituto Butantã

Do like several companies, entities and people have done: Join us.

Go to: todospelasaude.org

All fo Health. From Itaú for everyone.

Itaú | todos pela saúde

1. This amount includes the donation of R$ 1 billion by Itaú Unibanco, R$ 200 million from the controlling families of Itaú Unibanco and Itaúsa, and donations from 19 partner companies and private individuals.

45

The risk of a future climate crisis demands that we take a new look at the economy, as well as active participation by businesses, the government and society in the search for sustainable development Climate change arising from global warming may generate social and economic consequences with significant and long-lasting impacts. We recognize the crucial role that tropical forests play in countering climate change and we are convinced that the increase in deforestation in the Amazon is not conducive to the development of business and projects that are fundamental for Brazil. Given this scenario, in partnership with two other private banks (Bradesco and Santander), we launched an integrated plan with the aim of effectively contributing to the Amazon’s sustainable development. Such plan includes 10 measures created from three fronts of action identified as priorities for the region: environmental conservation and development of bioeconomy; investment in sustainable infrastructure; and guaranteeing basic rights of the Amazon’s region population. The plan was presented to the federal government and we are working in partnership with the other banks on detailing the next steps for each measure and in establishing the governance of the project, couting on expert advice that will assist in setting clear goals and objectives. On the same line, in July of this year we reiterated our commitment to the sustainable development agenda through a communique issued by the Brazilian business sector addressed to the Vice President of the Republic and the National Council for the Legal Amazon. In this document we have strengthened our commitment, emphasizing support for solutions focused on the following priorities: combatting illegal deforestation in the Amazon and in other Brazilian biomes; social and economic inclusion of local communities to ensure forest conservation; a minimal environmental footprint in the use of natural resources, valuing and preserving biodiversity; adoption of carbon credit trading mechanisms; channeling of financing and investments to a circular, low-carbon economy; and incentive packages conditional on a circular, low-carbon economy. Acknowledgements Our sincere thanks to our employees who, in the face of the current crisis, have answered the call and committed themselves to keeping our operations functioning, enabling us to continue producing solid results; and our thanks to our customers and shareholders for their understanding, interest and trust, which spur us on to always do our best. (Approved at the Meeting of the Board of Directors on August 3, 2020). 46

Independent Auditor – CVM Instruction No. 381 Procedures Adopted by the Company Our operating policy, including subsidiaries, when contracting non-external audit-related services from our independent auditors, is based on applicable regulations and internationally accepted principles that protect the independence of the auditors. These principles state that: (a) the auditors must not audit their own work, (b) the auditors must not hold managerial positions at their clients, and (c) the auditors must not promote their clients’ interests. In the period from January to June 2020, we did not contract from the independent auditors and their related parties, non-external audit-related services in an amount exceeding 5% of the total fees for external audit services. In accordance with CVM Instruction No. 381, we list below the other services provided and the dates on which they were contracted: • January 23, February 06 and 12 – review of the calculations and tax settlement and compliance with tax regulations; • May 27 - use of technical materials. Justification of the Independent Auditors – PricewaterhouseCoopers The non-external audit-related services described above does not affect either the independence or the objectivity in conducting external audit examinations at Itaú Unibanco and its subsidiaries. The policy for providing Itaú Unibanco with non-external audit-related services is based on principles that protect the independent auditor’s independence, all of which were observed in providing that services, including their approval by the Audit Committee. Central Bank – Circular No. 3.068/01 We declare having the financial capacity and the intention to hold until maturity the securities classified in the category “Held to Maturity”, amounting to de R$ 55.8 billion, accounting for 8.6% of total securities and derivative financial instruments in June 2020. International Financial Reporting Standards (IFRS) We are disclosing the full accounting statements in accordance with the international financial reporting standards (IFRS) on the same date as this publication, as per Official Circular CVM/SEP 01/13. The Management Report and the Full Accounting Statements of Itaú Unibanco Holding S.A. and those of its subsidiaries, for the period January to June 2020, abide by the rules established in Brazilian Company Law, the National Monetary Council (CMN), the Brazilian Central Bank (BACEN), the Brazilian Securities Exchange Commission (CVM), the National Council for Private Insurance (CNSP), the Superintendence for Private Insurance (SUSEP), the National Superintendence for Supplementary Pensions (PREVIC) and the recommendations of the International Accounting Standards Board (IASB). The information in both the Management Report and the Complete Financial Statements of Itaú Unibanco Holding S.A. presented in this material are available on the Itaú Unibanco Investor Relations (IR) website.at: www.itau.com.br/relacoes-com-investidores > Menu > Results Center > Results. 47

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS

Co-Chairmen
Pedro Moreira Salles
Roberto Egydio Setubal

Vice President
Ricardo Villela Marino

Members
Alfredo Egydio Setubal
Ana Lúcia de Mattos Barretto Villela
Fábio Colletti Barbosa
Frederico Trajano Inácio Rodrigues [1]
Gustavo Jorge Laboissière Loyola
João Moreira Salles
José Galló
Marco Ambrogio Crespi Bonomi
Pedro Luiz Bodin de Moraes

AUDIT COMMITTEE

Chairman
Gustavo Jorge Laboissière Loyola

Members
Antonio Carlos Barbosa de Oliveira
Antonio Francisco de Lima Neto
Diego Fresco Gutierrez
Luciana Pires Dias [2]
Maria Helena dos Santos Fernandes de Santana [3]
Otavio Yazbek [2]
Rogério Paulo Calderón Peres

FISCAL COUNCIL

Chairman
José Caruso Cruz Henriques

Members
Alkimar Ribeiro Moura
Eduardo Azevedo do Valle

Accountant
Arnaldo Alves dos Santos
CRC 1SP210058/O-3

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer
Candido Botelho Bracher

Senior Vice Presidents ("Diretores Gerais")
Caio Ibrahim David
Márcio de Andrade Schettini

Executive Vice-Presidents
André Sapoznik
Claudia Politanski
Milton Maluhy Filho

Executive Officers
Alexsandro Broedel Lopes [4]
Fernando Barçante Tostes Malta
Leila Cristiane Barboza Braga de Melo
Paulo Sergio Miron

Officers
Adriano Cabral Volpini
Álvaro Felipe Rizzi Rodrigues
Andre Balestrin Cestare
Emerson Macedo Bortoloto
Gilberto Frussa
José Virgilio Vita Neto
Renato Barbosa do Nascimento
Rodrigo Luís Rosa Couto
Sergio Mychkis Goldstein
Tatiana Grecco

(1) *Elected at the A/ESM of April 28, 2020, approved by the Central Bank of Brazil (BACEN) on 7/02/2020*
(2) *Elected on the Board of Directors' Meeting of April 30, 2020, approved by the Central Bank of Brazil (BACEN) on July 8, 2020; investiture under formalization procedures*
(3) *Not reinstated in the Meeting of the Board of Directors of April 30, 2020, remaining in the position until the new elected ones hold office*
(4) *Group Executive Finance Director and Head of Investor Relations*

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 | 48

ITAÚ UNIBANCO S.A.

Senior Vice President ("Diretores Gerais")
Caio Ibrahim David
Márcio de Andrade Schettini

Executive Vice-Presidents
André Sapoznik
Claudia Politanski
Milton Maluhy Filho

Executive Officers
Alexandre Grossmann Zancani
Alexsandro Broedel Lopes
André Luís Teixeira Rodrigues
Carlos Fernando Rossi Constantini
Carlos Orestes Vanzo
Carlos Rodrigo Formigari
Christian George Egan
Fernando Barçante Tostes Malta
Flávio Augusto Aguiar de Souza
Leila Cristiane Barboza Braga de Melo
Luís Eduardo Gross Siqueira Cunha
Marcos Antônio Vaz de Magalhães
Ricardo Ribeiro Mandacaru Guerra
Sergio Guillinet Fajerman

Officers
Adriana Maria dos Santos
Adriano Cabral Volpini
Adriano Maciel Pedroti
Alessandro Anastasi
Álvaro Felipe Rizzi Rodrigues
Ana Lúcia Gomes de Sá Drumond Pardo
Andre Balestrin Cestare
André Henrique Caldeira Daré
Andrea Carpes Blanco
Atilio Luiz Magila Albiero Junior
Badi Maani Shaikhzadeh
Bruno Bianchi
Bruno Machado Ferreira
Carlos Augusto Salamonde
Carlos Eduardo Mori Peyser
Carlos Henrique Donegá Aidar
Cintia Carbonieri Fleury de Camargo
Claudio César Sanches
Cláudio José Coutinho Arromatte
Cristiano Guimarães Duarte
Danilo Aleixo Caffaro (1)

(1) Elected at the A/ESM of June 22, 2020, in phase of approval by Central Bank of Brazil (BACEN)

Officers (continued)
Eduardo Cardoso Armonia
Eduardo Corsetti
Eduardo Esteban Mato Amorin
Eduardo Hiroyuki Miyaki
Eduardo Queiroz Tracanella
Emerson Savi Junqueira
Emilio Pedro Borsari Filho
Eric André Altafim
Estevão Carcioffi Lazanha
Fabiana Pascon Bastos
Fábio Napoli
Felipe de Souza Wey
Felipe Weil Wilberg
Fernando Della Torre Chagas
Fernando Julião de Souza Amaral
Fernando Kontopp de Oliveira
Flavio Ribeiro Iglesias
Francisco Vieira Cordeiro Neto
Gabriel Guedes Pinto Teixeira
Gabriela Rodrigues Ferreira
Gilberto Frussa
Guilherme Luiz Bressane Gomes
Gustavo Andres (1)
Gustavo Trovisco Lopes
João Filipe Fernandes da Costa Araujo
José de Castro Araújo Rudge Filho
José Virgilio Vita Neto
Laila Regina de Oliveira Pena de Antonio
Leandro Roberto Dominiquini
Leon Gottlieb
Lineu Carlos Ferraz de Andrade
Luis Fernando Staub
Luiz Felipe Monteiro Arcuri Trevisan
Luiz Fernando Butori Reis Santos
Luiz Severiano Ribeiro
Manoela Varanda
Márcio Luis Domingues da Silva
Marco Antonio Sudano
Marcos Alexandre Pina Cavagnoli
Mário Lúcio Gurgel Pires
Mario Magalhães Carvalho Mesquita
Matias Granata
Milena de Castilho Lefon Martins
Moisés João do Nascimento
Oderval Esteves Duarte Filho
Pedro Barros Barreto Fernandes
Renata Cristina de Oliveira
Renato Cesar Mansur
Ricardo Nuno Delgado Gonçalves
Rodnei Bernardino de Souza
Rodrigo Jorge Dantas de Oliveira
Rodrigo Luis Rosa Couto
Rodrigo Rodrigues Baia
Rogerio Vasconcelos Costa
Rubens Luiz dos Santos Henriques
Sergio Mychkis Goldstein
Tatiana Grecco
Thales Ferreira Silva
Thiago Luiz Charnet Ellero
Valéria Aparecida Marretto
Vanessa Lopes Reisner
Wagner Bettini Sanches

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 | 49

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet (Note 2a)
(In millions of Reais)

Assets	Note	06/30/2020	12/31/2019
Current assets		**1,439,875**	**1,220,457**
Cash and cash equivalents		**85,428**	**62,152**
Interbank investments	**3b and 4**	**308,070**	**196,909**
Money market		264,189	169,332
Money market – Assets Guaranteeing Technical Provisions	8b	678	1,066
Interbank deposits		43,203	26,511
Securities and derivative financial instruments	**3c, 3d and 5**	**421,598**	**363,880**
Own portfolio		161,447	85,505
Subject to repurchase commitments		1,880	35,468
Pledged in guarantee		5,594	7,893
Securities under resale agreements with free movement		3,598	3,628
Deposited with the Central Bank of Brazil		5,788	3,572
Derivative financial instruments		33,307	17,764
Assets guaranteeing technical provisions	8b	209,984	210,050
Interbank accounts		**126,678**	**135,116**
Pending settlement		36,908	43,466
Central Bank of Brazil deposits		89,744	91,248
National Housing System (SFH)		1	4
Correspondents		23	41
Interbank onlending		2	357
Interbranch accounts		**398**	**373**
Loan, lease and other credit operations	**6**	**340,580**	**313,282**
Operations with credit granting characteristics	3e	361,119	333,017
(Provision for Loan Losses)	3f	(20,539)	(19,735)
Other receivables - Sundry	**10a**	**155,447**	**146,254**
Other assets	**3g**	**1,676**	**2,491**
Assets held for sale		1,197	1,220
(Valuation allowance)		(682)	(642)
Unearned reinsurance premiums		6	6
Prepaid expenses	3g and 10c	1,155	1,907
Long term receivables		**599,273**	**481,665**
Interbank investments	**3b and 4**	**8,227**	**3,668**
Money market		86	162
Interbank deposits		8,141	3,506
Securities and derivative financial instruments	**3c, 3d and 5**	**224,390**	**181,406**
Own portfolio		101,865	93,082
Subject to repurchase commitments		26,856	34,240
Pledged in guarantee		3,256	2,771
Securities under resale agreements with free movement		32,532	16,589
Deposited with the Central Bank of Brazil		1,044	591
Derivative financial instruments		50,521	23,912
Assets guaranteeing technical provisions	8b	8,316	10,221
Interbank accounts		**13**	**9**
Pending settlement		8	9
National Housing System (SFH)		5	-
Loan, lease and other credit operations	**6**	**268,612**	**230,847**
Operations with credit granting characteristics	3e	296,359	250,000
(Provision for Loan Losses)	3f	(27,747)	(19,153)
Other receivables		**96,488**	**64,697**
Deferred tax assets	11b I	68,436	45,933
Sundry	10a	28,052	18,764
Other assets - Prepaid expenses	**3g and 10c**	**1,543**	**1,038**
Permanent assets		**35,974**	**36,591**
Investments	**3h**	**15,871**	**15,853**
Investments in associates and joint ventures		15,577	15,577
Other investments		506	485
(Allowance for losses)		(212)	(209)
Real estate	**3i and 13**	**6,390**	**6,412**
Fixed assets		4,284	4,301
Other fixed assets		15,035	14,153
(Accumulated depreciation)		(12,929)	(12,042)
Goodwill and Intangible assets	**3j, 3k and 14**	**13,713**	**14,326**
Goodwill		1,134	925
Intangible assets		27,940	25,876
(Accumulated amortization)		(15,361)	(12,475)
Total assets		**2,075,122**	**1,738,713**

The accompanying notes are an integral part of these financial statements

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 | 50

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In millions of Reais)

Liabilities and stockholders' equity	Note	06/30/2020	12/31/2019
Current liabilities		**1,144,977**	**954,996**
Deposits	**3b and 7b**	**484,406**	**334,197**
Demand deposits		118,787	82,306
Savings deposits		163,755	144,558
Interbank deposits		3,739	2,866
Time deposits		198,101	104,458
Other deposits		24	9
Deposits received under securities repurchase agreements	**3b and 7c**	**258,843**	**237,131**
Own portfolio		23,402	72,303
Third-party portfolio		207,072	148,021
Free portfolio		28,369	16,807
Funds from acceptances and issuance of securities	**3b and 7d**	**42,916**	**51,352**
Real estate, mortgage, credit and similar notes		34,414	41,567
Foreign loans through securities		7,883	9,210
Funding from structured operations certificates		619	575
Interbank accounts		**43,894**	**48,771**
Pending settlement		42,020	48,061
Correspondents		1,874	710
Interbranch accounts		**8,051**	**5,408**
Third-party funds in transit		7,767	5,294
Internal transfer of funds		284	114
Borrowing and onlending	**3b and 7e**	**75,446**	**63,796**
Borrowing		71,526	59,932
Onlending		3,920	3,864
Derivative financial instruments	**3d and 5f**	**37,192**	**18,825**
Technical provision for insurance, pension plan and premium bonds	**3m and 8a**	**2,813**	**3,068**
Other liabilities		**191,416**	**192,448**
Subordinated debt	7f	6,986	4,099
Sundry	10d	184,430	188,349
Long term liabilities		**789,204**	**638,171**
Deposits	**3b and 7b**	**242,791**	**172,863**
Interbank deposits		1,095	155
Time deposits		241,696	172,708
Deposits received under securities repurchase agreements	**3b and 7c**	**58,112**	**32,707**
Own portfolio		882	2,696
Free portfolio		57,230	30,011
Funds from acceptances and issuance of securities	**3b and 7d**	**102,224**	**92,217**
Real estate, mortgage, credit and similar notes		45,503	57,026
Foreign loans through securities		56,233	34,656
Funding from structured operations certificates		488	535
Borrowing and onlending	**3b and 7e**	**19,738**	**12,597**
Borrowing		11,964	4,813
Onlending		7,774	7,784
Derivative financial instruments	**3d and 5f**	**51,945**	**28,990**
Technical provision for insurance, pension plan and premium bonds	**3m and 8a**	**215,573**	**217,598**
Other liabilities		**98,821**	**81,199**
Subordinated debt	7f	43,399	38,711
Provision for deferred income tax and social contribution	11b II	4,512	6,294
Debt instruments eligible as capital	7f	24,453	16,652
Sundry	10d	26,457	19,542
Deferred income	**3q**	**3,123**	**2,698**
Capital		97,148	97,148
Capital reserves		1,829	1,979
Revenue reserves		31,974	36,568
Other comprehensive income	3c and 3d	(3,687)	(2,434)
(Treasury shares)		(907)	(1,274)
Total stockholders' equity of controlling shareholders	**15**	**126,357**	**131,987**
Non-controlling interests	15e	11,461	10,861
Total stockholders' equity		**137,818**	**142,848**
Total liabilities and stockholders' equity		**2,075,122**	**1,738,713**

The accompanying notes are an integral part of these financial statements

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 | 51

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Income (Note 2a)
(In millions of Reais, except for number of shares and earnings per share information)

	Note	01/01 to 06/30/2020	01/01 to 06/30/2019
Income related to financial operations		**117,428**	**73,848**
Loan, lease and other credit operations		43,480	39,307
Securities and derivative financial instruments		35,744	21,039
Financial income related to insurance, pension plan and premium bonds operations	8c	452	9,454
Foreign exchange operations		36,352	1,576
Compulsory deposits		1,400	2,472
Expenses related to financial operations		**(101,320)**	**(39,067)**
Money market		(39,304)	(26,867)
Financial expenses on technical provisions for insurance, pension plan and premium bonds	8c	(437)	(9,109)
Borrowing and onlending		(61,579)	(3,091)
Income related to financial operations before loan losses		**16,108**	**34,781**
Result of provision for loan losses	**6**	**(16,368)**	**(6,880)**
Expenses for provision for loan losses		(17,771)	(8,416)
Income related to recovery of credits written off as loss		1,403	1,536
Gross income related to financial operations		**(260)**	**27,901**
Other operating revenues (expenses)		**(8,837)**	**(7,575)**
Commissions and banking fees	10e	19,198	19,301
Result from insurance, pension plan and premium bonds operations	8c	1,733	1,740
Personnel expenses	10f	(11,700)	(11,993)
Other administrative expenses	10g	(11,048)	(10,192)
Tax expenses	3p and 11a II	(2,317)	(3,783)
Equity in earnings of associates, joint ventures and other investments		668	609
Other operating revenues		910	707
Other operating expenses	10h	(6,281)	(3,964)
Operating income		**(9,097)**	**20,326**
Non-operating income		**339**	**(1)**
Income before taxes on income and profit sharing		**(8,758)**	**20,325**
Income tax and social contribution	**3p and 11a I**	**14,446**	**(6,370)**
Due on operations for the period		(7,196)	(4,650)
Related to temporary differences		21,642	(1,720)
Profit sharing – Management Members - Statutory	**16b**	**(48)**	**(173)**
Non-controlling interests	**15e**	**1,185**	**(257)**
Net income		**6,825**	**13,525**
Earnings per share - Basic	**18**		
Common		0.70	1.39
Preferred		0.70	1.39
Earnings per share - Diluted	**18**		
Common		0.70	1.38
Preferred		0.70	1.38
Weighted average number of outstanding shares - Basic	**18**		
Common		4,958,290,359	4,958,290,359
Preferred		4,798,481,927	4,777,575,546
Weighted average number of outstanding shares - Diluted	**18**		
Common		4,958,290,359	4,958,290,359
Preferred		4,826,762,713	4,816,454,169

The accompanying notes are an integral part of these financial statements

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 | 52

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Comprehensive Income (In millions of Reais) 01/01 to 01/01 to Note 06/30/2020 06/30/2019 Consolidated net income 5,640 13,782 Financial assets at available for sale (2,096) 1,413 Change in fair value (2,914) 3,076 Tax effect 1,298 (1,287) (Gains) / losses transferred to income statement (873) (683) Tax effect 393 307 Hedge (3,647) (118) Cash flow hedge 5f V 295 (226) Change in fair value 557 (389) Tax effect (262) 163 Hedge of net investment in foreign operation 5f V (3,942) 108 Change in fair value (7,379) 184 Tax effect 3,437 (76) Remeasurements of liabilities for post-employment benefits (*) 30 (64) Remeasurements 19 52 (103) Tax effect (22) 39 Foreign exchange variation in foreign investments 4,460 (328) Total other comprehensive income (1,253) 903 Total comprehensive income 4,387 14,685 Comprehensive income attributable to the owners of the parent company 5,572 14,428 Comprehensive income attributable to non-controlling interests (1,185) 257 (*) Amounts that will not be subsequently reclassified to income. The accompanying notes are an integral part of these consolidated financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 53

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Changes in Stockholders' Equity (Note 15)
(In millions of Reais)

	Attributed to owners of the parent company											
					Other comprehensive income							
	Capital	Treasury shares	Capital reserves	Revenue reserves	Available for sale securities Adjustments [1]	Remeasurements of liabilities of post-employment benefits	Conversion adjustments of foreign investments	Gains and losses – Hedge [2]	Retained earnings	Total stockholders' equity – owners of the parent company	Total stockholders' equity – non-controlling interests	Total
Balance at 01/01/2019	**97,148**	**(1,820)**	**1,923**	**37,384**	**159**	**(1,001)**	**2,516**	**(4,552)**	**-**	**131,757**	**12,367**	**144,124**
Transactions with owners	-	495	(210)	-	-	-	-	-	-	285	114	399
Result of delivery of treasury shares	-	495	349	-	-	-	-	-	-	844	-	844
Recognition of share-based payment plans	-	-	(559)	-	-	-	-	-	-	(559)	-	(559)
(Increase) / Decrease to the owners of the parent company (Note 15)	-	-	-	-	-	-	-	-	-	-	114	114
Other	-	-	-	(56)	-	-	-	-	-	(56)	-	(56)
Dividends - declared after 2018 - R$ 1.0507 per share	-	-	-	(10,215)	-	-	-	-	-	(10,215)	-	(10,215)
Interest on capital - declared after 2018 - R$ 0.7494 per share	-	-	-	(7,285)	-	-	-	-	-	(7,285)	-	(7,285)
Unclaimed dividends	-	-	-	-	-	-	-	-	30	30	-	30
Total comprehensive income	-	-	-	-	1,413	(64)	(328)	(118)	13,525	14,428	257	14,685
Consolidated net income	-	-	-	-	-	-	-	-	13,525	13,525	257	13,782
Other comprehensive income	-	-	-	-	1,413	(64)	(328)	(118)	-	903	-	903
Appropriations:												
Legal reserve	-	-	-	676	-	-	-	-	(676)	-	-	-
Statutory reserves	-	-	-	4,336	-	-	-	-	(4,336)	-	-	-
Dividends	-	-	-	5,336	-	-	-	-	(8,543)	(3,207)	(223)	(3,430)
Balance at 06/30/2019	**97,148**	**(1,325)**	**1,713**	**30,176**	**1,572**	**(1,065)**	**2,188**	**(4,670)**	**-**	**125,737**	**12,515**	**138,252**
Change in the period	**-**	**495**	**(210)**	**(7,208)**	**1,413**	**(64)**	**(328)**	**(118)**	**-**	**(6,020)**	**148**	**(5,872)**
Balance at 01/01/2020	**97,148**	**(1,274)**	**1,979**	**36,568**	**1,262**	**(1,338)**	**1,974**	**(4,332)**	**-**	**131,987**	**10,861**	**142,848**
Transactions with owners	-	367	(150)	-	-	-	-	-	-	217	2,299	2,516
Result of delivery of treasury shares	-	367	200	-	-	-	-	-	-	567	-	567
Recognition of share-based payment plans	-	-	(350)	-	-	-	-	-	-	(350)	-	(350)
(Increase) / Decrease to the owners of the parent company (Note 15)	-	-	-	-	-	-	-	-	-	-	2,299	2,299
Other	-	-	-	(49)	-	-	-	-	-	(49)	-	(49)
Dividends - declared after 2019 - R$ 0.4832 per share	-	-	-	(4,709)	-	-	-	-	-	(4,709)	-	(4,709)
Interest on capital - declared after 2019 - R$ 0.5235 per share	-	-	-	(5,102)	-	-	-	-	-	(5,102)	-	(5,102)
Unclaimed dividends and interest on capital	-	-	-	-	-	-	-	-	36	36	-	36
Total comprehensive income	-	-	-	-	(2,096)	30	4,460	(3,647)	6,825	5,572	(1,185)	4,387
Consolidated net income	-	-	-	-	-	-	-	-	6,825	6,825	(1,185)	5,640
Other comprehensive income	-	-	-	-	(2,096)	30	4,460	(3,647)	-	(1,253)	-	(1,253)
Appropriations:												
Legal reserve	-	-	-	336	-	-	-	-	(336)	-	-	-
Statutory reserves	-	-	-	4,930	-	-	-	-	(4,930)	-	-	-
Dividends	-	-	-	-	-	-	-	-	(1,595)	(1,595)	(514)	(2,109)
Balance at 06/30/2020	**97,148**	**(907)**	**1,829**	**31,974**	**(834)**	**(1,308)**	**6,434**	**(7,979)**	**-**	**126,357**	**11,461**	**137,818**
Change in the period	**-**	**367**	**(150)**	**(4,594)**	**(2,096)**	**30**	**4,460**	**(3,647)**	**-**	**(5,630)**	**600**	**(5,030)**

(1) Includes the share in Other Comprehensive Income of Investments in Associates and Joint Ventures related to Available for sale securities

(2) Includes Cash flow hedge and hedge of net investment in foreign operation

The accompanying notes are an integral part of these consolidated financial statements

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020

54

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In millions of Reais)

	Note	01/01 to 06/30/2020	01/01 to 06/30/2019
Adjusted net income		**35,677**	**30,965**
Net income		6,825	13,525
Adjustments to net income:		28,852	17,440
Share-based payment		(277)	(404)
Adjustment to market value of securities and derivative financial instruments (assets / liabilities)		531	1,139
Effects of changes in exchange rates on cash and cash equivalents		13,703	1,208
Provision for loan losses	6c	17,771	8,416
Interest and foreign exchange income related to operations with subordinated debt		19,551	1,147
Change in technical provisions for insurance, pension plan and premium bonds	8c	4,986	6,750
Depreciation and amortization		2,480	2,222
Expense from update / charges on the provision for civil, labor, tax claims and legal obligations	9b	417	585
Provision for civil, labor, tax claims and legal obligations	9b	1,486	846
Interest income related to deposits in guarantee	9b	(190)	(101)
Deferred taxes (excluding hedge tax effects)		(4,380)	1,576
Equity in earnings of associates, joint ventures and other investments		(668)	(609)
Income from foreign exchange and income related to available for sale securities		(17,309)	(3,861)
Income from foreign exchange and income related to held to maturity securities		(7,940)	(1,115)
Income from sale of available for sale financial assets		(873)	(639)
Income from sale of investments, assets held for sale and fixed assets		(68)	47
Income from non-controlling interests	15e	(1,185)	257
Other		817	(24)
Change in assets and liabilities		**33,628**	**(50,151)**
(Increase) / decrease in assets		**(229,017)**	**(44,596)**
Interbank investments		(115,720)	(17,706)
Securities and derivative financial instruments (assets / liabilities)		(19,150)	4,206
Compulsory deposits with the Central Bank of Brazil		1,504	2,296
Interbank and interbranch accounts (assets / liabilities)		4,671	4,117
Loan, lease and other credit operations		(82,968)	(30,198)
Other receivables and other assets		(17,354)	(7,313)
(Decrease) / increase in liabilities		**262,645**	**(5,555)**
Deposits		220,137	(165)
Deposits received under securities repurchase agreements		47,117	(26,693)
Funds from acceptances and issuance of securities		1,571	13,770
Borrowing and onlending		18,791	4,841
Technical provision for insurance, pension plan and premium bonds		(7,117)	1,699
Other liabilities		(13,849)	3,885
Deferred income		425	(19)
Payment of income tax and social contribution		(4,430)	(2,873)
Net cash provided by / (used in) operating activities		**69,305**	**(19,186)**
Dividends / Interest on capital received from associates and joint ventures		256	461
Funds received from sale of available for sale securities		8,257	10,870
Funds received from redemption of held to maturity securities		1,680	3,222
(Purchase) / Disposal of assets held for sale		215	156
Disposal of investments		(8)	81
Disposal of fixed assets		245	63
Termination of intangible asset agreements		1	55
(Purchase) of available for sale securities		(27,699)	(18,769)
(Purchase) of held to maturity securities		(558)	(73)
(Purchase) of investments		(41)	(10)
(Purchase) of fixed assets	13	(671)	(770)
(Purchase) of intangible assets	14	(1,873)	(1,199)
Net cash provided by / (used in) investing activities		**(20,196)**	**(5,913)**
Subordinated debt obligations raisings		3,149	3,050
Subordinated debt obligations redemptions		(7,324)	(1,541)
Change in non-controlling interests		2,261	117
Income from delivery of treasury shares	15a	494	689
Dividends and interest on capital paid to non-controlling interests		(476)	(226)
Dividends and interest on capital paid		(10,234)	(17,371)
Net cash provided by / (used in) financing activities		**(12,130)**	**(15,282)**
Net increase / (decrease) in cash and cash equivalents		**36,979**	**(40,381)**
Cash and cash equivalents at the beginning of the period		62,152	100,902
Effects of changes in exchange rates on cash and cash equivalents		(13,703)	(1,208)
Cash and cash equivalents at the end of the period	3a	85,428	59,313
Cash		43,368	33,242
Interbank deposits		4,544	7,260
Securities purchased under agreements to resell - Collateral held		37,516	18,811

The accompanying notes are an integral part of these financial statements

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 | 55

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Added Value (In millions of Reais) 01/01 to 01/01 to Note 06/30/2020 06/30/2019 Income 140,502 88,715 Financial operations 134,690 73,848 Commissions and Banking Fees 10e 19,198 19,301 Result from insurance, pension plan and premium bonds operations 1,733 1,740 Result from loan losses 6 (16,368) (6,880) Other 1,249 706 Expenses (107,601) (43,382) Financial operations (101,320) (39,067) Other (6,281) (3,964) Inputs purchased from third parties (8,416) (7,738) Materials, energy and others 10g (188) (169) Third-party services 10g (2,420) (2,245) Other (5,808) (5,323) Data processing and telecommunications 10g (1,877) (2,152) Advertising, promotions and publication 10g (488) (620) Installations (855) (925) Transportation 10g (182) (181) Security 10g (355) (382) Travel expenses 10g (65) (120) Other (1,986) (943) Gross added value 24,485 37,595 Depreciation and amortization 10g (1,942) (1,734) Net added value produced by the company 22,543 36,212 Added value received through transfer - Results of equity method 668 609 Total added value to be distributed 23,211 36,821 Distribution of added value 23,211 36,821 Personnel 10,492 10,883 Compensation 8,021 8,364 Benefits 2,090 2,029 FGTS – government severance pay fund 381 490 Taxes, fees and contributions 6,389 11,435 Federal 5,640 10,717 Municipal 749 718 Return on third parties’ capital - Rent 690 721 Return on capital 5,640 13,782 Dividends and interest on capital 1,595 8,543 Retained earnings attributable to controlling shareholders 5,230 4,982 Retained earnings / (loss) attributable to non-controlling shareholders (1,185) 257 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 56

ITAÚ UNIBANCO HOLDING S.A.
Balance Sheet
(In millions of Reais)

Assets	Note	06/30/2020	12/31/2019
Current assets		**11,292**	**26,358**
Cash and cash equivalents		**123**	**6,736**
Interbank investments - Interbank deposits	3b and 4	**8,836**	**5,470**
Securities and derivative financial instruments - Own portfolio	3c, 3d and 5	**656**	**8,782**
Other receivables		**1,639**	**5,347**
Income receivable		187	3,563
Sundry		1,452	1,784
Other assets – Prepaid expenses	3g	**38**	**23**
Long term receivables		**62,537**	**42,217**
Interbank investments – Interbank deposits	3b and 4	**58,079**	**38,887**
Securities and derivative financial instruments	3c, 3d and 5	**7**	**6**
Other receivables		**4,451**	**3,324**
Deferred tax assets	11b I	1,937	304
Deposits in guarantee for contingent, provisions and legal obligations		77	63
Sundry		2,437	2,957
Permanent assets		**126,159**	**113,772**
Investments - Investments in subsidiaries	3h and 12	**126,159**	**113,772**
Total assets		**199,988**	**182,347**
Liabilities and stockholders' equity			
Current liabilities		**9,365**	**5,096**
Other liabilities		**9,365**	**5,096**
Social and statutory		1,181	803
Tax and social security obligations	3n and 3p	402	185
Subordinated debt	7f	7,015	4,082
Sundry		767	26
Long term liabilities		**64,207**	**45,007**
Funds from acceptances and issuance of securities	3b and 7d	**8,322**	**-**
Other liabilities		**55,885**	**45,007**
Tax and social security obligations	3n and 3p	16	16
Subordinated debt	7f	30,977	27,878
Provisions civil and labor		-	256
Provision for deferred income tax and social contribution	11b II	214	205
Debt instruments eligible as capital	7f	24,453	16,652
Sundry		225	-
Stockholders' equity	15	**126,416**	**132,244**
Capital		97,148	97,148
Capital reserves		1,829	1,979
Revenue reserves		30,191	34,846
Other comprehensive income	3c and 3d	(1,845)	(455)
(Treasury shares)		(907)	(1,274)
Total liabilities and stockholders' equity		**199,988**	**182,347**

The accompanying notes are an integral part of these financial statements

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 | 57

ITAÚ UNIBANCO HOLDING S.A. Statement of Income (In millions of Reais, except for number of shares and earnings per share information) 01/01 to 01/01 to Note 06/30/2020 06/30/2019 Income related to financial operations 2,401 2,389 Securities and derivative financial instruments 0 2,401 2,389 Expenses related to financial operations 0 (1,683) (1,094) Money market (1,683) (1,094) Gross income related to financial operations 718 1,295 Other operating revenues (expenses) 0 4,318 11,936 Personnel expenses 0 (61) (67) Other administrative expenses 0 (974) (72) Tax expenses 11a II (137) (203) Equity in earnings of subsidiaries 12 5,504 12,294 Other operating revenues (expenses) 0 (14) (16) Operating income 0 5,036 13,231 Non-operating income 0 224 - Income before taxes on income and profit sharing 0 5,260 13,231 Income tax and social contribution 3p 1,461 287 Due on operations for the period (163) (278) Related to temporary differences 1,624 565 Profit sharing – Management Members - Statutory (6) (13) Net income 6,715 13,505 Earnings per share - Basic Common 0.69 1.39 Preferred 0.69 1.39 Earnings per share - Diluted Common 0.69 1.38 Preferred 0.69 1.38 Weighted average number of outstanding shares - Basic Common 4,958,290,359 4,958,290,359 Preferred 4,798,481,927 4,777,575,546 Weighted average number of outstanding shares - Diluted Common 4,958,290,359 4,958,290,359 Preferred 4,826,762,713 4,816,454,169 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 58

ITAÚ UNIBANCO HOLDING S.A. Statement of Comprehensive Income (In millions of Reais) 01/01 to 01/01 to 06/30/2020 06/30/2019 Net income 6,715 13,505 Financial assets at available for sale (2,096) 1,413 Associates / Subsidiaries (2,096) 1,413 Hedge (3,801) (209) Cash flow hedge 296 (224) Associates / Subsidiaries 296 (224) Hedge of net investment in foreign operation (4,097) 15 Change in fair value (4,848) -Tax effect 2,305 -Associates / Subsidiaries (1,554) 15 Remeasurements of liabilities for post-employment benefits 30 (64) Associates / Subsidiaries 30 (64) Foreign exchange variation in foreign investments 4,477 (328) Change in fair value 1,592 (191) Associates / Subsidiaries 2,885 (137) Total other comprehensive income (1,390) 812 Total comprehensive income 5,325 14,317 The accompanying notes are an integral part of these consolidated financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 59

ITAÚ UNIBANCO HOLDING S.A.

Statement of Changes in Stockholders' Equity (Note 15)

(In millions of Reais)

	Capital	Treasury shares	Capital reserves	Revenue reserves	Other comprehensive income				Retained earnings	Total
					Available for sale securities Adjustments	Remeasurements of liabilities of post-employment benefits	Conversion adjustments of foreign investments	Gains and losses – Hedge [1]		
Balance at 01/01/2019	**97,148**	**(1,820)**	**1,923**	**35,380**	**159**	**(1,001)**	**1,623**	**(1,549)**	**-**	**131,863**
Transactions with owners	-	495	(210)	-	-	-	-	-	-	285
Result of delivery of treasury shares	-	495	349	-	-	-	-	-	-	844
Recognition of share-based payment plans	-	-	(559)	-	-	-	-	-	-	(559)
Dividends - declared after 2018 - R$ 1.0507 per share	-	-	-	(10,215)	-	-	-	-	-	(10,215)
Interest on capital - declared after 2018 - R$ 0.7494 per share	-	-	-	(7,285)	-	-	-	-	-	(7,285)
Unclaimed dividends and Interest on capital	-	-	-	-	-	-	-	-	30	30
Total comprehensive income	-	-	-	-	1,413	(64)	(328)	(209)	13,505	14,317
Net income	-	-	-	-	-	-	-	-	13,505	13,505
Other comprehensive income	-	-	-	-	-	-	(191)	-	-	(191)
Portion of other comprehensive income from investments in associates and subsidiaries	-	-	-	-	1,413	(64)	(137)	(209)	-	1,003
Appropriations:										
Legal reserve	-	-	-	675	-	-	-	-	(675)	-
Statutory reserves	-	-	-	4,317	-	-	-	-	(4,317)	-
Dividends	-	-	-	5,336	-	-	-	-	(8,543)	(3,207)
Balance at 06/30/2019	**97,148**	**(1,325)**	**1,713**	**28,208**	**1,572**	**(1,065)**	**1,295**	**(1,758)**	**-**	**125,788**
Change in the period	**-**	**495**	**(210)**	**(7,172)**	**1,413**	**(64)**	**(328)**	**(209)**	**-**	**(6,075)**
Balance at 01/01/2020	**97,148**	**(1,274)**	**1,979**	**34,846**	**1,262**	**(1,338)**	**1,082**	**(1,461)**	**-**	**132,244**
Transactions with owners	-	367	(150)	-	-	-	-	-	-	217
Result of delivery of treasury shares	-	367	200	-	-	-	-	-	-	567
Recognition of share-based payment plans	-	-	(350)	-	-	-	-	-	-	(350)
Dividends - declared after 2019 - R$ 0.4832 per share	-	-	-	(4,709)	-	-	-	-	-	(4,709)
Interest on capital - declared after 2019 - R$ 0.5235 per share	-	-	-	(5,102)	-	-	-	-	-	(5,102)
Unclaimed dividends and Interest on capital	-	-	-	-	-	-	-	-	36	36
Total comprehensive income	-	-	-	-	(2,096)	30	4,477	(3,801)	6,715	5,325
Net income	-	-	-	-	-	-	-	-	6,715	6,715
Other comprehensive income	-	-	-	-	-	-	1,592	(2,543)	-	(951)
Portion of other comprehensive income from investments in associates and subsidiaries	-	-	-	-	(2,096)	30	2,885	(1,258)	-	(439)
Appropriations:										
Legal reserve	-	-	-	336	-	-	-	-	(336)	-
Statutory reserves	-	-	-	4,820	-	-	-	-	(4,820)	-
Dividends	-	-	-	-	-	-	-	-	(1,595)	(1,595)
Balance at 06/30/2020	**97,148**	**(907)**	**1,829**	**30,191**	**(834)**	**(1,308)**	**5,559**	**(5,262)**	**-**	**126,416**
Change in the period	**-**	**367**	**(150)**	**(4,655)**	**(2,096)**	**30**	**4,477**	**(3,801)**	**-**	**(5,828)**

(1) Includes Cash flow hedge and hedge of net investment in foreign operation.

The accompanying notes are an integral part of these consolidated financial statements

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020

60

ITAÚ UNIBANCO HOLDING S.A. Statement of Cash Flows (In millions of Reais) 01/01 to 01/01 to Note 06/30/2020 06/30/2019 Adjusted net income 17,104 (2,300) Net income 6,715 13,505 Adjustments to net income: 10,389 (15,805) Share-based payment (277) (404) Interest and foreign exchange expense related to operations with subordinated debt 17,766 773 Deferred taxes (1,624) (565) Equity in earnings of subsidiaries 12 (5,504) (12,294) Amortization of goodwill 23 23 Effects of changes in exchange rates on cash and cash equivalents 5 (3,338) Change in assets and liabilities (5,566) 10,355 (Increase) / decrease in interbank investments (22,558) 27,054 (Increase) / decrease in securities and derivative financial instruments 8,125 6,010 (Increase) / decrease in other receivables and other assets 367 250 Increase / (decrease) in deposits - (22,459) Increase / (decrease) in funds from acceptances and issuance of securities 8,322 (5) Increase / (decrease) in other liabilities 189 (482) Payment of income tax and social contribution (11) (13) Net cash provided by / (used in) operating activities 11,538 8,055 Dividends and interest on capital received 4,826 3,151 (Purchase) / disposal of investments (9,299) - Net cash provided by / (used in) investing activities (4,473) 3,151 Subordinated debt obligations raisings 3,149 3,050 Subordinated debt obligations redemptions (7,082) (1,086) Income from delivery of treasury shares 494 689 Dividends and interest on capital paid (10,234) (17,371) Net cash provided by / (used in) financing activities (13,673) (14,718) Net increase / (decrease) in cash and cash equivalents (6,608) (3,512) Cash and cash equivalents at the beginning of the period 6,736 3,647 Effects of changes in exchange rates on cash and cash equivalents (5) 3,338 Cash and cash equivalents at the end of the period 3a 123 3,473 Cash 44 18 Securities purchased under agreements to resell - Collateral held 79 3,455 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 61

ITAÚ UNIBANCO HOLDING S.A. Statement of Added Value (In millions of Reais) 01/01 to 01/01 to Note 06/30/2020 06/30/2019 Income 4,238 2,857 Financial operations 2,401 2,389 Other 1,837 468 Expenses (1,701) (1,108) Financial operations (1,683) (1,094) Other (18) (14) Inputs purchased from third parties (971) (72) Third-party services (19) (18) Advertising, promotions and publication (7) (30) Expenses for financial system services (31) (14) Other (914) (10) Gross added value 1,566 1,677 Deprecitation and amortization (23) (23) Net added value produced by the company 1,543 1,654 Added value received through transfer - Results of equity method 12 5,504 12,294 Total added value to be distributed 7,047 13,948 Distribution of added value 7,047 13,948 Personnel 48 57 Compensation 46 55 Benefits 2 2 Taxes, fees and contributions - Federal 281 386 Return on third parties’ capital - Rent 3 -Return on capital 6,715 13,505 Dividends and interest on capital 1,595 8,543 Retained earnings for the period 5,120 4,962 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 62

ITAÚ UNIBANCO HOLDING S.A. Notes to the Financial Statements At 06/30/2020 and 12/31/2019 for balance sheet accounts From 01/01 to 06/30 of 2020 and 2019 for income statement accounts (In millions of Reais) Note 1 - Operations Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares. These individual and consolidated financial statements were approved by the Board of Directors on August 03, 2020. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 63

Note 2 – Presentation of the Consolidated Financial Statements a) Presentation The financial statements of ITAÚ UNIBANCO HOLDING and its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with the Brazilian Corporate Law, as amended by Laws 11,638, of December 28, 2007, and 11,941, of May 27, 2009, and with instructions issued by the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities Commission (CVM), the National Council of Private Insurance (CNSP), the Superintendence of Private Insurance (SUSEP) and the National Superintendence of Supplementary Pensions (PREVIC), which include the use of accounting estimates for setting up provisions and valuing financial assets. The information contained in the financial statements and accompanying notes is consistent with the management accounts. The information in the financial statements and accompanying notes evidence all relevant information inherent in the financial statements, and only them, which are consistent with information used by management in its administration. As required by the sole paragraph of article 7 of BACEN Circular 3,068, of November 8, 2001, securities classified as held for trading (Note 3c) are shown in the Consolidated Balance Sheet under Current Assets, regardless of their maturity dates. The presentation of the Statements of Value Added is required by the Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to publicly-held companies: This Statement was prepared in accordance with the criteria established by Technical Pronouncement CPC 09 – Statement of Value Added. Leases are shown at present value in the Consolidated Balance Sheet. The related income and expenses, representing the financial results of these operations, are grouped together under Loan, Lease and Other Credit Operations in the Consolidated Statement of Income. Advances on exchange contracts have been reclassified from Other Liabilities – Foreign Exchange Portfolio to Loan Operations. Foreign exchange income consists of exchange rate differences on balance sheet accounts denominated in foreign currencies. b) Consolidation The consolidated financial statements of ITAÚ UNIBANCO HOLDING relate to transactions carried out by its branches and subsidiaries in Brazil and abroad, the operations of the companies and investment funds which it controls. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated. Subsidiaries are all those in which ITAÚ UNIBANCO HOLDING’s involvement exposes it or entitles it to variable returns and can affect these returns through its influence on the entity. The existence of control is assessed continuously. Subsidiaries are consolidated from the date control is established to the date on which it ceases to exist. The consolidated financial statements are prepared using consistent accounting policies. In ITAÚ UNIBANCO HOLDING, goodwill recorded in subsidiaries is amortized on the basis of anticipated future profitability and appraisal reports, or upon realization of the investment, according to the rules and guidance of CMN and BACEN. The difference in Net Income and Shareholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 15d) results substantially from the adoption of different criteria for the amortization of goodwill originating from acquisitions of investments, for recognizing transactions with minority shareholders where there is no change in control (Note 3I) and for recognizing exchange differences, prior to January 1, 2017, on foreign investments and hedging these investments, which are denominated in currencies other than the functional currency of the parent company, net of the corresponding tax effects. The effects of foreign exchange differences on foreign investments are classified under the heading Income on Securities and Derivatives Financial Instruments in the Consolidated Statement of Income for subsidiaries with the same functional currency as the parent company, and in Other Comprehensive Income for subsidiaries with a different functional currency. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 64

The consolidated financial statements cover ITAÚ UNIBANCO HOLDING and its direct and indirect subsidiaries. We list below the main companies which together represent over 95% of total consolidated assets:

	Functional currency [1]	Country of Incorporation	Activity	Interest in voting capital %		Interest in total capital %	
				06/30/2020	12/31/2019	06/30/2020	12/31/2019
In Brazil							
Banco Itaú BBA S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização	Real	Brazil	Premium Bonds	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil	Real	Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Real	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itauseg Seguradora S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Corretora de Valores S.A.	Real	Brazil	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.	Real	Brazil	Pension Plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Real	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A.	Real	Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Foreign							
Itaú CorpBanca Colombia S.A.	Colombian Peso	Colombia	Financial institution	33.22%	33.22%	33.22%	33.22%
Banco Itaú (Suisse) S.A.	Swiss Franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A.	Argentine Peso	Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.	Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.	Uruguayan peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank Ltd.	Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc	US Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.	Real	United States	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú CorpBanca [2]	Chilean Peso	Chile	Financial institution	38.14%	38.14%	38.14%	38.14%

(1) All overseas offices of ITAÚ UNIBANCO HOLDING CONSOLIDATED have the same functional currency as the parent company, except for CorpBanca New York Branch, which uses the US Dollar.

(2) ITAÚ UNIBANCO HOLDING controls ITAÚ CORPBANCA due to the shareholders' agreement.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 | 65

c) Business development Recovery do Brasil Consultoria S.A. On December 31, 2015, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary Itaú Unibanco S.A. (ITAÚ UNIBANCO), entered into an agreement for purchase and sale and other covenants with Banco BTG Pactual S.A. (BTG) and with Misben S.A. for acquisition of 89.08% of interest in capital of Recovery do Brasil Consultoria S.A. (RECOVERY), corresponding to total interest of RECOVERY’s parties, for the amount of R$ 735. On July 7, 2016 an additional interest of 6.92% was acquired from International Finance Corporation, for the amount of R$ 59, then holding 96% of its capital. On May 26, 2020, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary ITAÚ UNIBANCO, acquired from International Finance Corporation an additional interest of 4% for the amount of R$ 20.7, then holding 100% of capital of Recovery do Brasil Consultoria S.A. The effective acquisition and financial settlement occurred on May 28, 2020. Acquisition of Zup I.T. Serviços em Tecnologia e Inovação Ltda. On October 31, 2019, ITAÚ UNIBANCO HOLDING entered into a purchase and sale agreement of 100% of the capital of Zup I.T. Serviços em Tecnologia e Inovação Ltda. (ZUP). The purchase will be carried out in three phases over four years. In the first phase, ITAÚ UNIBANCO HOLDING acquired 52.96% of ZUP’s total voting capital for approximately R$ 293, then holding the company’s control. In the third year, after the operation is closed, ITAÚ UNIBANCO HOLDING will acquire an additional 19.6% interest; in the fourth year, the remaining interest, so as to achieve 100% of ZUP’s capital. Effective acquisitions and financial settlements occurred on March 31, 2020, after obtaining the regulatory authorizations required. Acquisition of non-controlling interest in Pravaler S.A. On December 27, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, increased its ownership interest in Pravaler S.A. (PRAVALER), acquiring 43.07% of total capital social (corresponding to 75.71% of preferred shares and 28.65% of common shares) for the amount of R$ 330.9. PRAVALER, with head office in São Paulo, is the manager of the largest private college loan program in Brazil, and it will continue operating independently from ITAÚ UNIBANCO HOLDING. PRAVALER is classified as an associate measured under the equity method. Effective acquisitions and financial settlements occurred on the same date, after obtaining the regulatory authorizations required. Acquisition of non-controlling interest in XP Inc. On May 11, 2017, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into an agreement for purchase and sale of shares with XP Controle Participações S.A. (XP CONTROLE), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (SELLERS), for acquisition of 49.9% of total capital (of which 30.1% of common shares) of XP Investimentos S.A. (XP HOLDING), through capital contribution in the amount of R$ 600 and acquisition of shares issued by XP HOLDING held by the SELLERS in the amount of R$ 5,700, and such amounts were restated pursuant to contractual provision, totaling R$ 6,650 (FIRST ACQUISITION). A portion of this amount was withheld as a guarantee for possible future obligations of XP CONTROLE, for a 10-year period, and possible remaining balance will be paid to XP CONTROLE at the end of this term. In addition to the FIRST ACQUISITION, the agreement sets forth only one additional acquisition in 2022, subject to future BACEN’s approval. Should it be approved, it will enable ITAÚ UNIBANCO to hold up to 62.4% of XP HOLDING’s total capital (equivalent to 40.0% of common shares) based on a multiple of income (19 times) of XP HOLDING, therefore being clear that the control over XP Group will remain unchanged, with XP CONTROLE’s shareholders. ITAÚ UNIBANCO will act as minority partner. Effective acquisitions and financial settlements occurred on August 31, 2018, after the satisfaction of certain contractual conditions and obtainment of regulatory and government authorizations required. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 66

On November 29, 2019, there was a corporate reorganization of XP HOLDING, in which the shareholders subscribed their respective shares of the holding company XP Inc. (“XP INC”), keeping the same percentages in total capital. After the initial public offering held on December 11, 2019 at Nasdaq in New York, the ownership interest of ITAÚ UNIBANCO HOLDING changed from 49.9% to 46.05%, giving rise to a R$ 1,991 result in the primary subscription of XP Inc. Acquisition of non-controlling interest in Ticket Serviços S.A. On September 4, 2018, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into a strategic partnership with Edenred Participações S.A. (EDENRED) in the benefits market for workers covered mainly by PAT, the Workers’ Meals Program. EDENRED is the parent company of Ticket Serviços S.A. (TICKET) in Brazil. The strategic partnership enables ITAÚ UNIBANCO to add the benefits issued by TICKET to its current range of products and services for customers in the wholesale, medium, micro and small company segments. In addition, ITAÚ UNIBANCO made a minority investment of 11% in TICKET, through a capital increase with contribution of (i) cash, equivalent to said interest in the company’s equity value, and (ii) right to exclusive distribution of Ticket Restaurante, Ticket Alimentação, Ticket Cultura and Ticket Transporte products to the ITAÚ UNIBANCO legal entities base during the partnership term. TICKET will continue distributing its products through other commercial agreements and will continue under EDENRED’s control and management. Effective acquisitions and financial settlements occurred on August 30, 2019, after obtaining the regulatory authorizations required. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 67

Note 3 – Significant accounting policies a) Cash and cash equivalents - it is defined as cash, current accounts with banks and financial investments with maturity equal to or shorter than 90 days. b) Interbank investments, Remunerated restricted Credits held at the Central Bank of Brazil (BACEN), Remunerated deposits, deposits received under securities repurchase agreements, funds from acceptances and issuance of securities, borrowing and onlending, subordinated debt and other receivables and payables – Operations with fixed interest and charges are booked at present value. Operations with floating interest and charges are booked at the adjusted principal amount. Operations subject to foreign exchange variation are booked at the corresponding amount in local currency. Liabilities are presented net of the transaction costs incurred, if significant, calculated pro rata on a daily basis. c) Securities - Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet as required by BACEN Circular 3,068, of November 08, 2001. Securities are classified into the following categories: · Trading securities – Securities acquired to be actively and frequently traded. They are measured at fair value, with a counter-entry to the results for the period; · Available for sale securities – Securities that can be negotiated but are not acquired for the purposes of active and frequent trading. They are measured at fair value, with a counter-entry to a specific account in stockholders’ equity; · Held to maturity securities – Securities, other than non-redeemable shares, which the bank has the financial capacity and intends, or is required, to hold in the portfolio to maturity. They are recorded at the cost of acquisition, or at fair value, whenever these are transferred from another category. Securities are adjusted up to maturity date, but are not measured at fair value. Gains and losses on available for sale securities, when realized, are recognized on the trade date in the statement of income, with a counter-entry to a specific account in stockholders’ equity. Decreases in the fair value of available for sale and held to maturity securities below to cost, resulting from causes not considered to be temporary, are recorded in the results as realized losses. d) Derivative financial instruments - These are classified on the date of their acquisition, according to whether or not management intends to use them for hedging, according to BACEN Circular 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at a customer’s request, for the bank’s own account, or which do not comply with the hedging criteria (mainly derivatives used to manage overall risk exposure), are stated at fair value, including realized and unrealized gains and losses, which are recorded directly in the statement of income. Derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, where changes in fair value are closely related to those of the items being protected at the beginning and throughout the duration of the contract, and which are considered to be effective in reducing the risk exposure in question, are classified as hedges of the following types: · Market Risk Hedge – Financial assets and liabilities, as well as their related financial instruments, are booked at fair value, plus realized and unrealized gains and losses, which are recorded directly in the statement of income; · Cash Flow Hedge - The effective portion of a hedge of financial assets and liabilities, and the related financial instruments, are booked at fair value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion is recorded directly in the statement of income; · Hedge of Net Investments in Foreign Operations - Accounted for similarly to a cash flow hedge, i.e. the portion of gains or losses on a hedging instrument that is determined to be an effective hedge is recognized in stockholders’ equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 68

e) Loans, leases and other credit operations (operations with lending characteristics) – These transactions are recorded at present value and calculated pro rata on a daily basis in line with variations in a defined indexer and interest rate, and are adjusted up to the 60th day of arrears in the financial companies, according to the expectation of payment. After the 60th day, income is recognized only on actual receipt of payments. Credit card operations include receivables arising from purchases made by cardholders. Funds corresponding to these amounts to be paid to the credit card companies are shown as liabilities, under the heading Interbank Accounts – Receipts and Payments Pending Settlement. f) Provision for loan losses - The balance of the provision for loan losses is recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses in accordance with the rules determined by CMN Resolution nº. 2,682 of December 21, 1999, which include the following: · Provisions are recorded from the date on which loans are granted, based on the customer’s risk rating and on a periodic quality assessment of customers and business sectors, and not only in the event of default; · Exclusively in the case of default, losses are written off 360 days after the credits have matured, or after 540 days for operations with maturities longer than 36 months. g) Other assets – They are comprised of Assets Held for Sale, relating to real estate, vehicles and other assets available for sale (owned but deactivated, received as payment in kind or resulting from execution of guarantees). These assets are adjusted to fair value by setting up a provision in accordance with current regulations. This heading also covers Unearned Reinsurance Premiums (Note 3m) and Prepaid Expenses, corresponding to disbursements which will produce benefits in future years. h) Investments – Include goodwill identified in the acquisition of associates and joint ventures, net of any accumulated impairment loss. They are initially recognized at acquisition cost and are subsequently accounted for under the equity method. · Associates: are companies over which ITAÚ UNIBANCO HOLDING CONSOLIDATED has significant influence, but which it does not control. · Joint Ventures: ITAÚ UNIBANCO HOLDING CONSOLIDATED has joint venture whereby the parties that have joint control of the arrangement have rights to the net assets. i) Fixed assets - Are booked at their acquisition cost less accumulated depreciation and adjusted for impairment, if applicable. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of these assets. Such rates and other details are presented in Note 13. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period. ITAÚ UNIBANCO HOLDING CONSOLIDATED reviews its assets in order to identify indications of impairment in their recoverable amounts. The recoverable amount of an asset is defined as the higher of its fair value less the cost to sell and its value in use. For valuation purposes, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. j) Goodwill – Corresponds to the amount paid in excess in the acquisition of investments and it is amortized based on the expected future profitability or on its realization. It is semiannually submitted to the asset impairment test with the adoption of an approach that involves the identification of cash-generating units (CGU) and the estimate of its fair value less the cost to sell and/or its value in use. To determine this estimate, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts the discounted cash flow methodology for a period of 5 years, macroeconomic assumptions, growth rate and discount rate. The units or cash flow generating units are identified at the lowest level in which goodwill is monitored for internal Management purposes. Goodwill is allocated to cash flow generating units for purposes of testing the recoverable amount. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 69

The breakdown of intangible assets is described in Note 14. k) Intangible assets – Composed of: (i) Goodwill paid upon acquisition of a company, transferred to intangible assets due to merger of the acquired company’s equity into the acquirer company; (ii) Right-of-use, as well as rights on the acquisition of payrolls and association agreements, amortized according to agreement terms or as economic benefits flow to the company; and (iii) Software amortized over five years and customer portfolios amortized within ten years. Intangible assets with definite useful lives are amortized using the straight-line method over their estimated useful lives and those with indefinite useful lives are tested on a semiannually basis to identify possible impairment losses. l) Capital Transactions with Non-Controlling Stockholders - Changes in an interest in a subsidiary not giving rise to loss of control are accounted for as capital transactions, and any difference between the amount paid and the amount corresponding to the non-controlling stockholders is directly recognized in Consolidated Stockholders’ Equity. m) Insurance, pension plan and premium bonds operations – Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING CONSOLIDATED to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of actuarial liability is subject to various uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on past experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review the actuarial liability. The resulting adjustments, when necessary, are recognized in the statement of income for the corresponding period. Insurance contracts establish, for one of the parties, upon payment (premium) by the other party, the obligation to pay the latter a certain amount in the event of a claim. Insurance risk is defined as a future and uncertain event, of a sudden and unforeseeable nature, independent of the insured’s will, which may cause economic loss when it occurs. Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire. Insurance premiums, coinsurance accepted and selling expenses are accounted for upon issue of the insurance policy or in accordance with term of the insurance, through the establishment and reversal of a provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from pension contributions, gross revenue from premium bonds certificates and the respective technical provisions are recognized upon receipt. Private pension plans Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) provide a guarantee, at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts. Insurance premiums Insurance premiums are recognized upon issue of an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 70

If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes a provision, sufficient to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days. Reinsurance In the ordinary course of business, ITAÚ UNIBANCO HOLDING CONSOLIDATED reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that determine to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance. Acquisition Costs Acquisition costs include direct and indirect costs related to the origination of insurance. These costs are recorded directly in result as incurred, expect for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. over the term corresponding to the insurance contract. Insurance Contract Liabilities Reserves for claims are established based on past experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. A provision for premium shortfalls is recognized if the estimated amount of shortfalls exceeds deferred acquisition costs. Liability Adequacy Test ITAÚ UNIBANCO HOLDING CONSOLIDATED tests liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any shortfall identified will immediately be accounted for in income for the period. The assumptions used to conduct the liability adequacy test are detailed in Note 8. n) Contingent Assets and Liabilities and Legal Obligations, Tax and Social Security Proceedings – these are potential rights and obligations arising from past events for which realization depends on uncertain future events. They are measured using best estimates through the use of models and criteria which allow for adequate measurement even if there is uncertainty as to the ultimate timing and amount, and the criteria are detailed in Note 9. These contingencies are evaluated based on Management’s best estimates, and are classified as: · Probable: in which liabilities are recognized in the Consolidated Balance Sheet under Other Liabilities; · Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded; · Remote: which require neither a provision nor disclosure. Contingent assets are not recognized in the Consolidated Balance Sheet, except when Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED considers that realization is practically certain. In general they correspond to lawsuits with favorable sentences in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability. The amount of deposits in guarantee is adjusted in compliance with current legislation. Contingencies guaranteed by indemnity clauses in privatization processes and others, and with liquidity are recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results. Legal Obligations, Tax and Social Security Proceedings Represented by amounts payable for tax liabilities, the legality or constitutionality of which are subject to judicial challenge, recognized for the full amount under discussion. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 71

o) Provision for Financial Guarantees Issued – Recognized based on the expected loss model, in an amount sufficient to cover any probable losses over the whole guarantee period. p) Income Tax and Social Contribution – There are two components of the provision for income tax and social contribution: current and deferred. The current component is approximately the total of taxes to be paid or recovered during the reporting period. Deferred income tax and social contribution, represented by deferred tax assets and liabilities, is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. Deferred tax assets are only recognized when it is probable that future taxable income will be available for offsetting. The income tax and social contribution expense is recognized in the Consolidated statement of income under Income Tax and Social Contribution, except when it refers to items directly recognized in Stockholders’ Equity, such as tax on marking available for sale financial assets to fair value, post-employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income together with the recognition of the gain/loss originally deferred. Changes in tax legislation and rates are recognized in the Consolidated statement of income under Income tax and social contribution in the period in which they are enacted. Interest and fines are recognized in the consolidated statement of income under Other administrative expenses. Tax rates, as well as their calculation bases, are detailed in Note 11. q) Deferred income – this refers to: (i) interest received in advance on which there is no prospect of demand for payment and which depends only on the passage of time to be appropriated to effective income, and (ii) the negative goodwill on acquisition of investments, which has not been absorbed in the consolidation process. r) Post-employments benefits Pension plans - defined benefit plans The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to a defined benefit plan corresponds to the present value of the defined benefit obligations at the balance sheet date less the fair value of the plan assets. The defined benefit obligations are calculated annually by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments at the rate for Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities. Pension plans - defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING CONSOLIDATED, through pension plan funds, are recognized as expenses when due. Other post-employment benefit obligations These obligations are assessed annually by independent, qualified actuaries, and the costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in stockholders’ equity in the period in which they occur. s) Foreign currency translation I - Functional and presentation currency The Financial Statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in associates, ITAÚ UNIBANCO HOLDING CONSOLIDATED defines the functional currency as the currency of the primary economic environment in which the entity operates. II - Foreign Currency Operations Foreign currency operations are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the Consolidated Statement of Income, unless they are related to cash flow hedges and hedge of net investments in foreign operations, which are recognized in Stockholders’ Equity. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 72

Note 4 - Interbank investments

	06/30/2020						12/31/2019	
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	%	Total	%
Money market – Securities purchased under agreements to resell	**99,847**	**201,590**	**268**	**86**	**301,791**	**84.2**	**196,720**	**84.6**
Collateral held [(1)]	7,742	41,600	-	57	49,399	13.8	35,341	15.2
Collateral repledge	82,172	142,218	268	29	224,687	62.7	142,134	61.1
Assets received as collateral with right to sell or repledge	1,028	381	-	-	1,409	0.4	6,645	2.9
Assets received as collateral without right to sell or repledge	81,144	141,837	268	29	223,278	62.3	135,489	58.2
Short position	9,933	17,772	-	-	27,705	7.7	19,245	8.3
Money market – Assets guaranteeing technical provisions - SUSEP (Note 8b)	**678**	**-**	**-**	**-**	**678**	**0.2**	**1,066**	**0.5**
Interbank deposits	**37,343**	**6,446**	**3,958**	**8,141**	**55,888**	**15.6**	**34,576**	**14.9**
Total [(2)(3)]	**137,868**	**208,036**	**4,226**	**8,227**	**358,357**	**100.0**	**232,362**	**100.0**
% per maturity date	38.5	58.0	1.2	2.3	100.0			
Total – 12/31/2019	**45,312**	**180,093**	**3,289**	**3,668**	**232,362**			
% per maturity date	19.5	77.5	1.4	1.6	100.0			

(1) Includes R$ 14,336 (R$ 8,544 at 12/31/2019) related to Money market - Securities purchased under agreements to resell with right to sell or repledge, in which securities are restricted to guarantee transactions at the B3 S.A. - Brasil, Bolsa, Balcão (B3) and Central Bank of Brazil;

(2) Includes a securities valuation allowance in the amount of R$ (7) (R$ (6) at 12/31/2019);

(3) Comprises Interbank investments with maturity equal to or less than 90 days, which are presented in the heading Cash and Cash Equivalents in the balance sheet.

In ITAÚ UNIBANCO HOLDING the portfolio is composed of Money Market – Collateral held, which are presented in the heading Cash and Cash Equivalents in the balance sheet, amounting to R$ 79 (R$ 6,724 at 12/31/2019), with maturity up to 30 days, Interbank Deposits with no amount on this date (R$ 5,470 at 12/31/2019 with maturity from 31 to 180 days), R$ 8,836 with maturity from 181 to 365 days and R$ 58,079 (R$ 38,887 at 12/31/2019) over 365 days.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 73

Note 5 – Securities and derivative financial instruments (assets and liabilities)

See below the composition by Securities and Derivatives financial instruments type, maturity and portfolio already adjusted to their respective fair values.

a) Summary per maturity

	06/30/2020											12/31/2019
	Cost	Adjustment to fair value reflected in: Income	Adjustment to fair value reflected in: Stockholders' equity	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Government securities - Brazil	**203,607**	**1,593**	**2,626**	**207,826**	**32.2**	**9,713**	**4,720**	**1,325**	**31,847**	**15,486**	**144,735**	**172,451**
Financial treasury bills	32,824	-	-	32,824	5.1	-	1,510	-	8,857	3,533	18,924	32,345
National treasury bills	36,310	87	518	36,915	5.7	8,508	-	633	4,832	11,352	11,590	40,351
National treasury notes	74,537	1,531	1,926	77,994	12.1	11	3,198	55	7,179	245	67,306	65,201
National treasury / securitization	142	-	41	183	0.0	-	-	-	-	-	183	192
Brazilian external debt bonds	59,794	(25)	141	59,910	9.3	1,194	12	637	10,979	356	46,732	34,362
Government securities - abroad	**57,988**	**42**	**158**	**58,188**	**9.0**	**17,028**	**6,265**	**6,549**	**9,101**	**7,363**	**11,882**	**39,110**
Germany	31	-	-	31	0.0	-	-	31	-	-	-	23
Argentina	1,731	23	-	1,754	0.3	1,318	320	43	10	40	23	317
Chile	26,249	2	133	26,384	4.1	12,972	491	836	935	745	10,405	12,320
Colombia	5,565	18	53	5,636	0.9	73	734	175	1,312	2,893	449	4,621
Korea	2,863	-	17	2,880	0.4	376	501	654	956	393	-	3,427
Spain	4,980	-	80	5,060	0.8	864	-	666	1,670	1,860	-	4,984
United States	3,821	(2)	-	3,819	0.6	934	1,474	301	-	685	425	2,978
Italy	251	-	-	251	0.0	-	-	124	127	-	-	329
Mexico	8,334	-	37	8,371	1.3	270	2,111	3,429	2,546	-	15	7,609
Paraguay	2,989	-	(166)	2,823	0.4	-	604	125	1,175	595	324	1,783
Peru	14	1	-	15	0.0	-	-	-	-	-	15	9
Uruguay	1,160	-	4	1,164	0.2	221	30	165	370	152	226	710
Corporate securities	**97,085**	**(735)**	**(2,583)**	**93,767**	**14.5**	**11,097**	**3,362**	**3,908**	**9,251**	**10,348**	**55,801**	**87,519**
Shares	6,301	(778)	3	5,526	0.9	5,526	-	-	-	-	-	5,975
Rural product note	6,023	-	(129)	5,894	0.9	140	225	922	1,326	623	2,658	5,420
Bank deposit certificates	591	-	3	594	0.1	121	134	46	223	66	4	2,880
Real estate receivables certificates	6,288	(2)	(65)	6,221	1.0	-	-	4	-	408	5,809	7,291
Fund quotas	**4,168**	**81**	**-**	**4,249**	**0.6**	**4,249**	**-**	**-**	**-**	**-**	**-**	**4,231**
Credit rights	1,506	-	-	1,506	0.2	1,506	-	-	-	-	-	2,863
Fixed income	1,309	-	-	1,309	0.2	1,309	-	-	-	-	-	1,054
Variable income	1,353	81	-	1,434	0.2	1,434	-	-	-	-	-	314
Debentures	50,720	(12)	(2,258)	48,450	7.5	53	2,119	836	2,186	4,082	39,174	47,316
Eurobonds and other	7,920	(25)	20	7,915	1.2	623	293	137	1,090	835	4,937	5,742
Financial bills	2,057	-	(7)	2,050	0.3	-	263	466	493	602	226	2,440
Promissory notes	11,046	-	(113)	10,933	1.7	1	76	1,492	3,774	3,701	1,889	4,994
Other	1,971	1	(37)	1,935	0.3	384	252	5	159	31	1,104	1,230
PGBL / VGBL fund quotas (1)	**202,379**	**-**	**-**	**202,379**	**31.3**	**202,379**	**-**	**-**	**-**	**-**	**-**	**204,530**
Subtotal - securities	**561,059**	**900**	**201**	**562,160**	**87.0**	**240,217**	**14,347**	**11,782**	**50,199**	**33,197**	**212,418**	**503,610**
Trading securities	316,104	900	-	317,004	49.1	215,757	5,812	2,393	21,296	10,622	61,124	303,994
Available for sale securities	189,106	-	201	189,307	29.3	19,619	8,255	9,282	19,785	22,165	110,201	163,510
Held to maturity securities (2)	55,849	-	-	55,849	8.6	4,841	280	107	9,118	410	41,093	36,106
Derivative financial instruments	**40,890**	**42,938**	**-**	**83,828**	**13.0**	**9,264**	**5,633**	**5,862**	**12,548**	**8,430**	**42,091**	**41,676**
Total securities and derivative financial instruments (assets)	**601,949**	**43,838**	**201**	**645,988**	**100.0**	**249,481**	**19,980**	**17,644**	**62,747**	**41,627**	**254,509**	**545,286**
Derivative financial instruments (liabilities)	**(45,948)**	**(43,189)**	**-**	**(89,137)**	**-**	**(9,263)**	**(5,855)**	**(5,031)**	**(17,043)**	**(9,212)**	**(42,733)**	**(47,815)**

(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer's responsibility, are recorded as securities – trading securities, with a counterparty to liabilities in Pension Plan Technical Provisions account (Note 8a);

(2) Unrecorded adjustment to fair value in the amount of R$ 2,559 (R$ 3,109 at 12/31/2019), according to Note 5e.

During the period, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognized impairment of R$ (220) (R$ (395) from 01/01 to 06/30/2019) of Financial Assets Available for Sale. The income related to securities and derivative financial instruments totaled R$ 410 (R$ 409 from 01/01 to 06/30/2019).

In the period, the result of Derivative Financial Instruments as well as Adjustment to Fair Value of Securities (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 22d).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 | 74

b) Summary by portfolio 06/30/2020 Restricted to Derivative Assets guaranteeing Own portfolio Repurchase Pledged financial technical provisions Total Free portfolio (*) Central Bank agreements guarantees instruments (Note 8b) Government securities - Brazil 153,073 15 34,497 1,021 6,832 - 12,388 207,826 Financial treasury bills 28,772 15 1 577 1,557 - 1,902 32,824 National treasury bills 36,903 - 12 - - - - 36,915 National treasury notes 62,165 - - 68 5,275 - 10,486 77,994 National treasury / Securitization 183 - - - - - - 183 Brazilian external debt bonds 25,050 - 34,484 376 - - - 59,910 Government securities - abroad 51,634 218 607 5,729 - - - 58,188 Germany 31 - - - - - - 31 Argentina 1,534 - - 220 - - - 1,754 Chile 26,104 218 - 62 - - - 26,384 Colombia 4,865 - 607 164 - - - 5,636 Korea 1,754 - - 1,126 - - - 2,880 Spain 2,123 - - 2,937 - - - 5,060 United States 3,277 - - 542 - - - 3,819 Italy 251 - - - - - - 251 Mexico 7,741 - - 630 - - - 8,371 Paraguay 2,809 - - 14 - - - 2,823 Peru 15 - - - - - - 15 Uruguay 1,130 - - 34 - - - 1,164 Corporate securities 58,605 28,503 1,026 2,100 - - 3,533 93,767 Shares 5,510 - - 11 - - 5 5,526 Rural product note 5,894 - - - - - - 5,894 Bank deposit certificates 341 - - 1 - - 252 594 Real estate receivables certificates 6,221 - - - - - - 6,221 Fund quotas 3,909 - - 126 - - 214 4,249 Credit rights 1,440 - - - - - 66 1,506 Fixed income 1,035 - - 126 - - 148 1,309 Variable income 1,434 - - - - - - 1,434 Debentures 16,624 28,503 - 1,932 - - 1,391 48,450 Eurobonds and other 6,859 - 1,026 30 - - - 7,915 Financial bills 517 - - - - - 1,533 2,050 Promissory notes 10,933 - - - - - - 10,933 Other 1,797 - - - - - 138 1,935 PGBL / VGBL fund quotas - - - - - - 202,379 202,379 Subtotal - securities 263,312 28,736 36,130 8,850 6,832 - 218,300 562,160 Trading securities 98,323 233 3,006 1,417 5,788 - 208,237 317,004 Available for sale securities 130,560 28,503 15,583 7,428 1,044 - 6,189 189,307 Held to maturity securities 34,429 - 17,541 5 - - 3,874 55,849 Derivative financial instruments - - - - - 83,828 - 83,828 Total securities and derivative financial instruments (assets) 263,312 28,736 36,130 8,850 6,832 83,828 218,300 645,988 Total securities and derivative financial instruments (assets) – 12/31/2019 178,587 69,708 20,217 10,664 4,163 41,676 220,271 545,286 (*) Represent securities deposited with Contingent Liabilities (Note 9e), Stock Exchanges and the Clearing Houses. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 75

c) Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and fair value and by maturity term.

	06/30/2020										12/31/2019
	Cost	Adjustment to fair value (in income)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Government securities - Brazil	**93,315**	**1,593**	**94,908**	**29.8**	**5,283**	**4,618**	**1,207**	**18,956**	**8,121**	**56,723**	**83,371**
Financial treasury bills	32,806	-	32,806	10.3	-	1,510	-	8,856	3,533	18,907	32,096
National treasury bills	15,693	87	15,780	5.0	4,078	-	515	3,016	3,987	4,184	17,628
National treasury notes	37,365	1,531	38,896	12.2	11	3,096	55	3,523	245	31,966	29,936
Brazilian external debt bonds	7,451	(25)	7,426	2.3	1,194	12	637	3,561	356	1,666	3,711
Government securities - abroad	**6,366**	**42**	**6,408**	**2.1**	**1,758**	**712**	**637**	**518**	**1,858**	**925**	**1,576**
Argentina	1,731	23	1,754	0.6	1,318	320	43	10	40	23	317
Chile	634	2	636	0.2	60	6	117	18	51	384	488
Colombia	1,423	18	1,441	0.5	-	-	-	337	1,058	46	409
United States	1,934	(2)	1,932	0.6	165	356	301	-	685	425	141
Italy	251		251	0.1	-	-	124	127	-	-	-
Mexico	15	-	15	0.0	-	-	-	-	-	15	58
Paraguay	3	-	3	0.0	-	-	-	-	-	3	2
Peru	14	1	15	0.0	-	-	-	-	-	15	9
Uruguay	361	-	361	0.1	215	30	52	26	24	14	152
Corporate securities	**14,044**	**(735)**	**13,309**	**4.3**	**6,337**	**482**	**549**	**1,822**	**643**	**3,476**	**14,517**
Shares	2,534	(778)	1,756	0.6	1,756	-	-	-	-	-	3,299
Bank deposit certificates	502	-	502	0.2	101	131	44	219	7	-	454
Real estate receivables certificates	87	(2)	85	0.0	-	-	-	-	1	84	396
Fund quotas	**3,886**	**81**	**3,967**	**1.3**	**3,967**	-	-	-	-	-	**4,000**
Credit rights	1,506	-	1,506	0.5	1,506	-	-	-	-	-	2,864
Fixed income	1,027	-	1,027	0.3	1,027	-	-	-	-	-	822
Variable income	1,353	81	1,434	0.5	1,434	-	-	-	-	-	314
Debentures	2,236	(12)	2,224	0.7	-	81	66	391	241	1,445	2,071
Eurobonds and other	2,863	(25)	2,838	0.9	513	1	2	654	27	1,641	2,082
Financial bills	1,714	-	1,714	0.5	-	263	432	454	339	226	2,101
Other	222	1	223	0.1	-	6	5	104	28	80	114
PGBL / VGBL fund quotas	**202,379**	-	**202,379**	**63.8**	**202,379**	-	-	-	-	-	**204,530**
Total	**316,104**	**900**	**317,004**	**100.0**	**215,757**	**5,812**	**2,393**	**21,296**	**10,622**	**61,124**	**303,994**
% per maturity date					68.1	1.8	0.8	6.7	3.4	19.2	
Total – 12/31/2019	**303,430**	**563**	**303,994**	**100.0**	**219,504**	**1,680**	**2,065**	**8,574**	**16,729**	**55,442**	
% per maturity date					72.2	0.6	0.7	2.8	5.5	18.2	

At 06/30/2020, ITAÚ UNIBANCO HOLDING's portfolio comprises National Treasury Notes in the amount of R$ 656 with maturity over 365 days (R$ 8,782 at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 | 76

d) Available for sale securities

See below the composition of the portfolio of available for sale securities by type, stated at cost and fair value and by maturity term.

	06/30/2020										12/31/2019
	Cost	Adjustments to fair value (in stockholders' equity)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Government securities - Brazil	**60,578**	**2,626**	**63,204**	**33.5**	**46**	**68**	**118**	**4,006**	**7,365**	**51,601**	**59,150**
Financial treasury bills	18	-	18	0.0	-	-	-	1	-	17	249
National treasury bills	16,233	518	16,751	8.8	46	-	118	1,816	7,365	7,406	18,517
National treasury notes	29,794	1,926	31,720	16.9	-	68	-	1,653	-	29,999	28,095
National treasury / Securitization	142	41	183	0.1	-	-	-	-	-	183	192
Brazilian external debt bonds	14,391	141	14,532	7.7	-	-	-	536	-	13,996	12,097
Government securities - abroad	**51,247**	**158**	**51,405**	**27.2**	**15,197**	**5,553**	**5,809**	**8,405**	**5,505**	**10,936**	**37,184**
Germany	31	-	31	0.0	-	-	31	-	-	-	23
Chile	25,615	133	25,748	13.6	12,912	485	719	917	694	10,021	11,832
Colombia	3,788	53	3,841	2.1	-	734	72	797	1,835	403	3,877
Korea	2,863	17	2,880	1.5	376	501	654	956	393	-	3,427
Spain	4,980	80	5,060	2.7	864	-	666	1,670	1,860	-	4,984
United States	1,887	-	1,887	1.0	769	1,118	-	-	-	-	2,837
Italy	-	-	-	0.0	-	-	-	-	-	-	329
Mexico	8,319	37	8,356	4.4	270	2,111	3,429	2,546	-	-	7,552
Paraguay	2,986	(166)	2,820	1.5	-	604	125	1,175	595	321	1,781
Uruguay	778	4	782	0.4	6	-	113	344	128	191	542
Corporate securities (*)	**77,281**	**(2,583)**	**74,698**	**39.3**	**4,376**	**2,634**	**3,355**	**7,374**	**9,295**	**47,664**	**67,176**
Shares	3,767	3	3,770	2.0	3,770	-	-	-	-	-	2,676
Rural product note	6,023	(129)	5,894	3.1	140	225	922	1,326	623	2,658	5,420
Bank deposit certificates	89	3	92	0.0	20	3	2	4	59	4	2,426
Real estate receivables certificates	1,135	(65)	1,070	0.6	-	-	-	-	-	1,070	1,243
Fund quotas of fixed income	282	-	282	0.1	282	-	-	-	-	-	231
Debentures	48,478	(2,258)	46,220	24.3	53	2,038	770	1,795	3,841	37,723	45,239
Eurobonds and other	5,057	20	5,077	2.7	110	292	135	436	808	3,296	3,660
Financial bills	343	(7)	336	0.2	-	-	34	39	263	-	339
Promissory notes	11,046	(113)	10,933	5.8	1	76	1,492	3,774	3,701	1,889	4,994
Other	1,061	(37)	1,024	0.5	-	-	-	-	-	1,024	948
Total (*)	**189,106**	**201**	**189,307**	**100.0**	**19,619**	**8,255**	**9,282**	**19,785**	**22,165**	**110,201**	**163,510**
% per maturity date					10.4	4.4	4.9	10.5	11.7	58.1	
Total – 12/31/2019	**159,881**	**3,629**	**163,510**	**100.0**	**6,485**	**4,174**	**13,095**	**13,594**	**27,511**	**98,651**	
% per maturity date					4.0	2.6	8.0	8.3	16.8	60.3	

(*) In order to reflect the current risk management strategy, in the period ended at 06/30/2020, ITAÚ UNIBANCO HOLDING CONSOLIDATED changed the classification of R$ 326 of Trading securities for Available for sale securities

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020

77

e) Held to maturity securities

See below the composition of the portfolio of held to maturity securities by type, stated at cost and by maturity term. An added/(reduced) value of R$ 121 (R$ (229) at 12/31/2019) is included in the carrying value, not considered in results.

	06/30/2020									12/31/2019	
	Cost	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value	Cost	Fair value
Government securities - Brazil	**49,714**	**89.1**	**4,384**	**34**	**-**	**8,885**	**-**	**36,411**	**52,510**	**29,929**	**32,937**
National treasury bills	4,384	7.8	4,384	-	-	-	-	-	4,385	4,206	4,289
National treasury notes	7,378	13.2	-	34	-	2,003	-	5,341	9,050	7,170	8,854
Brazilian external debt bonds	37,952	68.1	-	-	-	6,882	-	31,070	39,075	18,553	19,794
Government securities - abroad	**375**	**0.6**	**73**	**-**	**103**	**178**	**-**	**21**	**382**	**351**	**352**
Colombia	354	0.6	73	-	103	178	-	-	348	335	327
Uruguay	21	-	-	-	-	-	-	21	34	16	25
Corporate securities	**5,760**	**10.3**	**384**	**246**	**4**	**55**	**410**	**4,661**	**5,516**	**5,826**	**5,926**
Real estate receivables certificates	5,066	9.1	-	-	4	-	407	4,655	4,822	5,652	5,752
Debentures	6	-	-	-	-	-	-	6	6	6	6
Other	688	1.2	384	246	-	55	3	-	688	168	168
Total (*)	**55,849**	**100.0**	**4,841**	**280**	**107**	**9,118**	**410**	**41,093**	**58,408**	**36,106**	**39,215**
% per maturity date			8.7	0.5	0.2	16.4	0.7	73.5			
Total – 12/31/2019	**36,106**	**100.0**	**82**	**41**	**221**	**4,430**	**6,530**	**24,802**			
% per maturity date			0.2	0.1	0.6	12.4	18.1	68.6			

(*) In order to reflect the current risk management strategy, in the period ended at 06/30/2020, ITAÚ UNIBANCO HOLDING CONSOLIDATED changed the classification of Government Securities – Brazil, being R$ 2,178 from Trading Securities and R$ 9,715 from Available for Sale Securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020

78

f) Derivative financial instruments ITAÚ UNIBANCO HOLDING CONSOLIDATED trades in derivative financial instruments with various counterparties to manage its overall exposure and to assist its customers in managing their own exposure. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) at a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative. ITAÚ UNIBANCO HOLDING CONSOLIDATED buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios’ risk. CDS (Credit Default Swap) is a credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs. TRS (Total Return Swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING CONSOLIDATED was R$ 18,519 (R$ 12,315 at 12/31/2019) and was basically comprised of government securities. Further information on internal controls and parameters used to manage risks may be found in Note 21 - Risk, Capital Management and Fixed Asset Limits. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 79

I - Derivatives Summary

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, fair value and maturity date.

	06/30/2020										12/31/2019
	Cost	Adjustments to fair value (in income / stockholders' equity)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Assets											
Swaps – adjustment receivable	17,193	36,665	53,858	64.3	333	823	1,010	5,680	5,373	40,639	26,458
Option agreements	8,156	5,913	14,069	16.8	3,853	2,011	2,089	3,730	1,874	512	8,418
Forwards (onshore)	3,107	(1)	3,106	3.7	1,996	392	269	437	12	-	2,012
Credit derivatives	(135)	257	122	0.1	-	-	4	2	20	96	167
NDF - Non Deliverable Forward	12,326	(227)	12,099	14.4	2,961	2,403	2,490	2,693	1,130	422	4,446
Other Derivative Financial Instruments	243	331	574	0.7	121	4	-	6	21	422	175
Total	**40,890**	**42,938**	**83,828**	**100.0**	**9,264**	**5,633**	**5,862**	**12,548**	**8,430**	**42,091**	**41,676**
% per maturity date					11.1	6.7	7.0	15.0	10.1	50.1	
Total – 12/31/2019	**19,710**	**21,966**	**41,676**	**100.0**	**6,942**	**5,589**	**2,184**	**3,049**	**5,361**	**18,551**	
% per maturity date					16.7	13.4	5.2	7.3	12.9	44.5	

	06/30/2020										12/31/2019
	Cost	Adjustments to fair value (in income / stockholders' equity)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Liabilities											
Swaps – adjustment payable	(24,723)	(37,796)	(62,519)	70.1	(1,038)	(1,348)	(1,087)	(10,793)	(6,750)	(41,503)	(32,927)
Option agreements	(9,589)	(5,377)	(14,966)	16.8	(4,366)	(2,539)	(2,129)	(3,475)	(1,832)	(625)	(9,033)
Forwards (onshore)	(1,910)	-	(1,910)	2.1	(1,910)	-	-	-	-	-	(754)
Credit derivatives	(232)	(96)	(328)	0.4	-	-	-	(2)	(31)	(295)	(40)
NDF - Non Deliverable Forward	(9,473)	117	(9,356)	10.5	(1,945)	(1,966)	(1,814)	(2,761)	(590)	(280)	(4,971)
Other Derivative Financial Instruments	(21)	(37)	(58)	0.1	(4)	(2)	(1)	(12)	(9)	(30)	(90)
Total	**(45,948)**	**(43,189)**	**(89,137)**	**100.0**	**(9,263)**	**(5,855)**	**(5,031)**	**(17,043)**	**(9,212)**	**(42,733)**	**(47,815)**
% per maturity date					10.4	6.6	5.6	19.1	10.3	48.0	
Total – 12/31/2019	**(24,844)**	**(22,971)**	**(47,815)**	**100.0**	**(6,630)**	**(7,161)**	**(1,940)**	**(3,094)**	**(9,456)**	**(19,534)**	
% per maturity date					13.9	15.0	4.0	6.5	19.8	40.8	

The result of derivative financial instruments in the period totaled R$ (4,478) (R$ (250) from 01/01 to 06/30/2019).
In ITAÚ UNIBANCO HOLDING, fair values related to the Derivatives contract positions, involving Shares, in asset position totaled R$ 7 (R$ 6 at 12/31/2019), with maturity over 365 days.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 80

II - Derivatives by index and Risk Fator Balance sheet account Adjustment to fair value Off-balance sheet / receivable / (received) (in income / stockholders’ Fair value Notional amount (payable) / paid equity) 06/30/2020 12/31/2019 06/30/2020 06/30/2020 06/30/2020 12/31/2019 Future contracts 733,620 664,884 - - - -Purchase commitments 233,701 325,468 - - - - Shares 3,282 1,084 - - - - Commodities 402 76 - - - - Interest 194,581 301,898 - - - - Foreign currency 35,436 22,410 - - - - Commitments to sell 499,919 339,416 - - - - Shares 4,752 1,163 - - - - Commodities 1,793 1,049 - - - - Interest 466,147 308,824 - - - - Foreign currency 27,227 28,380 - - - - Swap contracts (7,530) (1,131) (8,661) (6,469) Asset position 1,359,526 1,094,378 17,193 36,665 53,858 26,458 Commodities 33 574 - - - 9 Interest 1,337,907 1,075,534 12,941 34,727 47,668 24,409 Foreign currency 21,586 18,270 4,252 1,938 6,190 2,040 Liability position 1,359,526 1,094,378 (24,723) (37,796) (62,519) (32,927) Shares 30 49 (3) (1) (4) (9) Commodities - 855 - - - (12) Interest 1,336,654 1,068,660 (18,297) (37,600) (55,897) (31,238) Foreign currency 22,842 24,814 (6,423) (195) (6,618) (1,668) Option contracts 1,858,262 1,724,465 (1,433) 536 (897) (615) Purchase commitments - long position 136,982 245,802 5,313 4,183 9,496 6,147 Shares 14,812 11,491 402 552 954 784 Commodities 432 268 12 8 20 17 Interest 67,757 188,110 338 (272) 66 83 Foreign currency 53,981 45,933 4,561 3,895 8,456 5,263 Commitments to sell - long position 805,331 626,187 2,843 1,730 4,573 2,271 Shares 16,977 12,294 608 831 1,439 356 Commodities 187 228 7 (2) 5 3 Interest 736,003 568,442 992 1,637 2,629 1,400 Foreign currency 52,164 45,223 1,236 (736) 500 512 Purchase commitments - short position 116,575 176,985 (6,752) (3,920) (10,672) (6,662) Shares 12,266 10,594 (289) (547) (836) (634) Commodities 433 235 (10) (3) (13) (18) Interest 54,574 129,647 (358) 230 (128) (52) Foreign currency 49,302 36,509 (6,095) (3,600) (9,695) (5,958) Commitments to sell - short position 799,374 675,491 (2,837) (1,457) (4,294) (2,371) Shares 15,243 11,152 (500) (788) (1,288) (306) Commodities 244 485 (7) 2 (5) (11) Interest 735,602 621,405 (928) (1,623) (2,551) (1,316) Foreign currency 48,285 42,449 (1,402) 952 (450) (738) Forward operations (onshore) 14,762 5,134 1,197 (1) 1,196 1,258 Purchases receivable 1,105 668 1,105 (7) 1,098 640 Shares 618 488 618 (7) 611 481 Interest 487 160 487 - 487 159 Foreign currency - 20 - - - - Purchases payable obligations - 660 (487) - (487) (160) Interest - - (487) - (487) (160) Foreign currency - 660 - - - - Sales receivable 2,068 1,653 2,002 6 2,008 1,372 Shares 590 786 579 6 585 779 Interest - - 1,423 - 1,423 593 Foreign currency 1,478 867 - - - - Sales deliverable obligations 11,589 2,153 (1,423) - (1,423) (594) Interest 1,423 592 (1,423) - (1,423) (593) Foreign currency 10,166 1,561 - - - (1) Credit derivatives 16,349 12,739 (367) 161 (206) 127 Asset position 8,766 9,878 (135) 257 122 167 Shares 1,600 2,307 (62) 128 66 134 Commodities 3 27 - - - 2 Interest 7,163 7,423 (73) 129 56 27 Foreign currency - 121 - - - 4 Liability position 7,583 2,861 (232) (96) (328) (40) Shares 2,455 719 (76) (61) (137) (20) Commodities 20 2 (1) (2) (3) - Interest 5,108 2,140 (155) (33) (188) (20) NDF - Non Deliverable Forward 356,072 295,508 2,853 (110) 2,743 (525) Asset position 193,019 138,772 12,326 (227) 12,099 4,446 Commodities 869 570 77 (2) 75 33 Foreign currency 192,150 138,202 12,249 (225) 12,024 4,413 Liability position 163,053 156,736 (9,473) 117 (9,356) (4,971) Commodities 1,001 316 (141) 9 (132) (11) Foreign currency 162,052 156,420 (9,332) 108 (9,224) (4,960) Other derivative financial instruments 7,400 6,783 222 294 516 85 Asset position 6,516 5,541 243 331 574 175 Shares 383 84 - 19 19 2 Interest 6,131 5,456 243 191 434 169 Foreign currency 2 1 - 121 121 4 Liability position 884 1,242 (21) (37) (58) (90) Shares 719 784 (16) (17) (33) (54) Interest 165 458 (5) (20) (25) (18) Foreign currency - - - - - (18) Asset 40,890 42,938 83,828 41,676 Liability (45,948) (43,189) (89,137) (47,815) Total (5,058) (251) (5,309) (6,139) Derivatives contracts mature as follows (in days) Off-balance sheet / notional amount 0 - 30 31 - 180 181 - 365 Over 365 days 06/30/2020 12/31/2019 Future contracts 228,231 254,038 140,678 110,673 733,620 664,884 Swap contracts 19,534 127,083 350,056 862,853 1,359,526 1,094,378 Option contracts 742,902 135,069 825,480 154,811 1,858,262 1,724,465 Forwards (onshore) 3,475 10,399 876 12 14,762 5,134 Credit derivatives - 6,207 895 9,247 16,349 12,739 NDF - Non Deliverable Forward 112,002 155,800 68,965 19,305 356,072 295,508 Other derivative financial instruments 120 299 790 6,191 7,400 6,783 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 81

III - Derivatives by notional amount See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties. 06/30/2020 Other NDF - Non Future Swap Option Forwards Credit derivative Deliverable contracts contracts contracts (onshore) derivatives financial Forward instruments B3 539,681 15,712 1,645,563 12,853 - 61,650 -Over-the-counter market 193,939 1,343,814 212,699 1,909 16,349 294,422 7,400 Financial institutions 191,690 1,099,861 169,189 1,909 16,349 173,497 5,594 Companies 2,249 225,764 42,608 - - 119,653 1,806 Individuals - 18,189 902 - - 1,272 - Total 733,620 1,359,526 1,858,262 14,762 16,349 356,072 7,400 Total – 12/31/2019 664,884 1,094,378 1,724,465 5,134 12,739 295,508 6,783 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 82

IV - Credit derivatives See below the composition of the Credit Derivatives portfolio stated at their notional amounts, and their effect on the calculation of Required Reference Equity. 06/30/2020 12/31/2019 Notional amount Notional amount of credit Notional amount of Notional amount of credit of credit protection purchased with Net position credit protection protection purchased with Net position protection sold identical underlying amount sold identical underlying amount CDS (9,373) 1,753 (7,620) (6,283) 2,295 (3,988) TRS (5,223) - (5,223) (4,161) - (4,161) Total (14,596) 1,753 (12,843) (10,444) 2,295 (8,149) The effect of the risk received on the reference equity (Note 21c) was R$ 86 (R$ 57 at 12/31/2019). During the period, there were no credit events relating to the taxable events provided for in the agreements. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 83

V - Hedge accounting

I) Cash flow - the purpose of this hedge of ITAÚ UNIBANCO HOLDING CONSOLIDATED is to hedge cash flows of interest receipt and payment (CDB / Syndicated Loans / Assets Transactions / Funding and agreements to resell) and exposures to future exchange rate (anticipated transactions and unrecognized firm commitments) related to its variable interest rate risk (CDI / LIBOR / UF* / TPM* / Selic), and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI CETIP Over, LIBOR / UF*/ TPM* / Selic and foreign exchange rate.
*UF - (Chilean Unit of Account) / TPM (Monetary Policy Rate).

Strategies	06/30/2020					
	Hedge Item				Hedge Instruments	
	Book value		Variation in the amounts recognized in Stockholders' Equity (*)	Cash flow hedge reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Interest rate risk						
Hedge of deposits and securities purchased under agreements to resell	-	101,351	(3,161)	(3,446)	102,870	(3,163)
Hedge of assets transactions	5,788	-	185	185	5,972	185
Hedge of asset-backed securities under repurchase agreements	29,372	-	1,143	1,143	31,153	1,143
Hedge of assets denominated in UF	8,766	-	99	99	8,667	101
Hedge of funding	-	4,947	(145)	(142)	4,802	(145)
Hedge of loan operations	304	-	17	17	287	19
Variable costs risks						
Hedge of highly probable forecast transactions	16,434	-	(116)	(116)	16,435	(115)
Foreign exchange risk						
Hedge of highly probable forecast transactions	391	-	29	173	391	29
Total	**61,055**	**106,298**	**(1,949)**	**(2,087)**	**170,577**	**(1,946)**

Strategies	12/31/2019					
	Hedge Item				Hedge Instruments	
	Book value		Variation in the amounts recognized in Stockholders' Equity (*)	Cash flow hedge reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Interest rate risk						
Hedge of deposits and securities purchased under agreements to resell	-	24,068	(2,830)	(3,395)	25,026	(2,836)
Hedge of assets transactions	5,564	-	91	91	5,656	91
Hedge of asset-backed securities under repurchase agreements	30,896	-	520	520	32,130	523
Hedge of assets denominated in UF	12,588	-	6	6	12,582	5
Hedge of funding	-	4,617	(27)	(22)	4,590	(27)
Hedge of loan operations	269	-	12	12	257	14
Foreign exchange risk						
Hedge of highly probable forecast transactions	32,200	-	16	16	32,009	16
Variable costs risks						
Hedge of highly probable forecast transactions	294	-	(11)	179	294	(11)
Total	**81,811**	**28,685**	**(2,223)**	**(2,593)**	**112,544**	**(2,225)**

(*) Recorded under heading Other comprehensive income.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020

84

Hedge Instruments	06/30/2020						
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in value recognized in Stockholders' Equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve into income
		Assets	Liabilities				
Interest rate risk [3]							
Futures	139,995	82	-	(1,835)	(1,833)	(2)	(281)
Swap	13,756	4,947	9,074	(25)	(30)	5	-
Foreign exchange risk [4]							
Futures	16,826	7	277	(86)	(86)	-	-
Total	**170,577**	**5,036**	**9,351**	**(1,946)**	**(1,949)**	**3**	**(281)**

Hedge Instruments	12/31/2019						
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in value recognized in Stockholders' Equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve into income
		Assets	Liabilities				
Interest rate risk [3]							
Futures	62,812	-	14	(2,222)	(2,219)	(3)	(870)
Swap	17,429	4,617	12,858	(8)	(9)	1	-
Foreign exchange risk [4]							
Futures	32,303	-	156	5	5	-	-
Total	**112,544**	**4,617**	**13,028**	**(2,225)**	**(2,223)**	**(2)**	**(870)**

(1) Recorded under heading Derivative financial instruments;

(2) Recorded under heading Other comprehensive income;

(3) DI Futures negotiated on B3 and interest rate swap negotiated on Chicago Mercantile Exchange;

(4) DDI Futures contracts and Dollar Purchase Options negotiated on B3.

The gains or losses related to the accounting hedge of cash flows that ITAÚ UNIBANCO HOLDING CONSOLIDATED expect to recognize in results in the following 12 months, totaling R$ (1,419) (R$(1,285) at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 | 85

II) Market risk – The hedging strategies against market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED consist of hedge of exposure to variation in market risk, in interest receipts, which are attributable to changes in interest rates relating to recognized assets and liabilities.

Strategies	06/30/2020						
	Hedge Item					Hedge Instruments	
	Book value		Fair value adjustments		Variation in value recognized in income (*)	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	8,993	-	9,401	-	408	8,993	(415)
Hedge of funding	-	9,708	-	11,255	(1,547)	9,708	1,539
Hedge of available for sale securities	21,963	-	22,818	-	855	22,814	(852)
Total	**30,956**	**9,708**	**32,219**	**11,255**	**(284)**	**41,515**	**272**

Strategies	12/31/2019						
	Hedge Item					Hedge Instruments	
	Book value		Fair value adjustments		Variation in value recognized in income (*)	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	7,386	-	7,642	-	256	7,386	(264)
Hedge of funding	-	7,436	-	8,195	(759)	7,436	775
Hedge of available for sale securities	17,633	-	18,456	-	823	18,492	(816)
Total	**25,019**	**7,436**	**26,098**	**8,195**	**320**	**33,314**	**(305)**

(*) Recorded under heading Results from Securities and Derivative Financial Instruments.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 | 86

Hedge Instruments	06/30/2020				
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swap	21,777	2,423	-	945	(14)
Other Derivatives	19,738	-	19,108	(673)	2
Total [2]	**41,515**	**2,423**	**19,108**	**272**	**(12)**

Hedge Instruments	12/31/2019				
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swap	15,202	766	443	390	8
Other Derivatives	18,112	-	17,343	(695)	7
Total [2]	**33,314**	**766**	**17,786**	**(305)**	**15**

(1) Recorded under heading Derivative Financial Instruments;

(2) In the period, the amount of R$ 435 is no longer qualified as hedge, with effect on result of R$ (38) (R$ 900 at 12/31/2019, with effect on result of R$ (28) from 01/01 to 12/31/2019).

To protect against market risk variation upon receipt and payment of interest, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses interest rate swap contracts. Hedge items refer to prefixed assets and liabilities denominated in Chilean Unit of Account – UF, fixed rate and denominated in Euros and US dollars, issued by subsidiaries in Chile, London and Colombia, respectively.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 | 87

III) Hedge of net investment in foreign operations – ITAÚ UNIBANCO HOLDING CONSOLIDATED's strategies for net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of foreign operations, compared to the functional currency of the head office.

Strategies	06/30/2020					
	Hedge item				Hedge Instruments	
	Book value		Variation in value recognized in Stockholders' Equity (*)	Foreign currency convertion reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations	17,345	-	(12,557)	(12,557)	27,295	(12,607)
Total	**17,345**	**-**	**(12,557)**	**(12,557)**	**27,295**	**(12,607)**

Strategies	12/31/2019					
	Hedge item				Hedge Instruments	
	Book value		Variation in value recognized in Stockholders' Equity (*)	Foreign currency convertion reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations	14,396	-	(5,032)	(5,032)	16,947	(5,082)
Total	**14,396**	**-**	**(5,032)**	**(5,032)**	**16,947**	**(5,082)**

(*) Recorded under heading Other comprehensive income.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 | 88

06/30/2020 Variation in the Variation in the Book value (1) Hedge Amount reclassified amounts amount Hedge Instruments ineffectiveness from foreign Notional amount used to calculate recognized in recognized in currency hedge Stockholders’ Assets Liabilities (2) income convertion reserve ineffectiveness Equity Interest rate risk (3) Futures 46,836 11 - (17,898) (17,840) (58) -Forward (4,239) 4,247 - 173 167 6 -NDF - Non Deliverable Forward (15,192) 386 - 4,840 4,836 4 -Financial Assets (110) 110 - 278 280 (2) - Total 27,295 4,754 - (12,607) (12,557) (50) - 12/31/2019 Variation in the Variation in the Book value (1) Hedge Amount reclassified amounts amount Hedge Instruments ineffectiveness from foreign Notional amount used to calculate recognized in recognized in currency hedge Stockholders’ Assets Liabilities (2) income convertion reserve ineffectiveness Equity Interest rate risk (3) Futures 32,966 228 - (9,279) (9,221) (58) - Forward (2,990) 2,977 - 367 361 6 - NDF - Non Deliverable Forward (11,525) 260 - 3,561 3,557 4 - Financial Assets (1,504) 1,523 - 269 271 (2) - Total 16,947 4,988 - (5,082) (5,032) (50) - (1) Recorded under heading Derivative financial instruments; (2) Recorded under heading Other comprehensive income; (3) DDI Future negotiated on B3 and Financial Assets and Forward contracts or NDF contracts entered into by our subsidiaries abroad. Receipts (payments) of interest flows are expected to occur and will affect the statement of income upon the total or partial disposal of investments. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 89

IV) We present below the maturity terms of cash flow hedge, market risk hedge strategies and Hedge of net investment in foreign operations:

	06/30/2020							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	67,913	19,568	9,068	1,577	4,200	544	-	**102,870**
Hedge of highly probable forecast transactions	16,826	-	-	-	-	-	-	**16,826**
Hedge of assets transactions	1,912	4,060	-	-	-	-	-	**5,972**
Hedge of assets denominated in UF	8,599	68	-	-	-	-	-	**8,667**
Hedge of funding (Cash flow)	2,278	-	-	2,048	200	276	-	**4,802**
Hedge of loan operations (Cash flow)	27	227	33	-	-	-	-	**287**
Hedge of loan operations (Market risk)	1,087	2,162	2,013	1,379	628	1,354	370	**8,993**
Hedge of funding (Market risk)	-	331	1,044	-	580	5,436	2,317	**9,708**
Hedge of available for sale securities	6,352	683	1,590	-	3,598	8,743	1,848	**22,814**
Hedge of asset-backed securities under repurchase agreements	12,535	10,409	7,429	-	780	-	-	**31,153**
Hedge of net investment in foreign operations (*)	27,295	-	-	-	-	-	-	**27,295**
Total	**144,824**	**37,508**	**21,177**	**5,004**	**9,986**	**16,353**	**4,535**	**239,387**

	12/31/2019							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	6,005	4,412	1,627	8,464	-	4,518	-	**25,026**
Hedge of highly probable forecast transactions	32,303	-	-	-	-	-	-	**32,303**
Hedge of assets transactions	-	3,671	1,985	-	-	-	-	**5,656**
Hedge of assets denominated in UF	9,628	2,954	-	-	-	-	-	**12,582**
Hedge of funding (Cash flow)	2,562	-	-	1,646	161	221	-	**4,590**
Hedge of loan operations (Cash flow)	27	156	74	-	-	-	-	**257**
Hedge of loan operations (Market risk)	381	2,490	1,248	993	623	1,111	540	**7,386**
Hedge of funding (Market risk)	299	152	375	423	129	4,220	1,838	**7,436**
Hedge of available for sale securities	4,723	2,362	933	1,097	2,400	3,651	3,326	**18,492**
Hedge of asset-backed securities under repurchase agreements	6,225	18,739	812	5,621	-	733	-	**32,130**
Hedge of net investment in foreign operations (*)	16,947	-	-	-	-	-	-	**16,947**
Total	**79,100**	**34,936**	**7,054**	**18,244**	**3,313**	**14,454**	**5,704**	**162,805**

(*) Classified as current, since instruments are frequently renewed.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 | 90

g) Sensitivity analysis (trading and banking portfolios)

In compliance with CVM Instruction 475, ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out a sensitivity analysis for each market risk factor considered significant. The biggest losses arising, by risk factor, in each scenario, were stated together with their impact on the results, net of tax effects, providing an overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED's exposure under exceptional scenarios.

The sensitivity analyses of the banking and the trading portfolio shown in this report are a static evaluation of the portfolio exposure and, therefore, do not take into account management's quick response capacity (treasury and control areas), which triggers risk mitigating measures whenever a situation of loss or high risk is identified, thus minimizing the possibility of significant losses. In addition, the study's sole purpose is to show the exposure to risk and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Trading portfolio	Exposures	06/30/2020 (*)		
Risk factors	Risk of variations in:	Scenarios		
		I	II	III
Fixed Interest Rate	Fixed Interest Rates in Reais	0.1	(3.7)	(5.8)
Currency Coupon	Foreign Exchange Coupon Rates	0.2	(19.5)	(35.2)
Foreign Currency	Foreign Exchange Rates	0.2	(91.3)	(80.7)
Price Indices	Inflation Coupon Rates	(0.6)	(34.2)	(65.9)
TR	TR Coupon Rates	-	-	-
Equities	Prices of Equities	(0.3)	27.4	56.7
Other	Exposures that do not fall under the definitions above	-	(1.8)	(5.4)
Total		**(0.4)**	**(123.1)**	**(136.3)**

(*) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	06/30/2020 (*)		
Risk factors	Risk of variations in:	Scenarios		
		I	II	III
Fixed Interest Rate	Fixed Interest Rates in Reais	(5.2)	(429.4)	(845.9)
Currency Coupon	Foreign Exchange Coupon Rates	(7.0)	(257.5)	(495.6)
Foreign Currency	Foreign Exchange Rates	5.4	(141.7)	(229.8)
Price Indices	Inflation Coupon Rates	(4.2)	(280.5)	(508.8)
TR	TR Coupon Rates	0.5	(68.5)	(168.1)
Equities	Prices of Equities	0.4	12.1	24.5
Other	Exposures that do not fall under the definitions above	(0.1)	(2.0)	(8.1)
Total		**(10.2)**	**(1,167.5)**	**(2,231.8)**

(*) Amounts net of tax effects.

The following scenarios are used to measure these sensitivities:

- **Scenario I:** Addition of 1 base point in fixed interest rates, currency coupon, inflation and interest rate index, and 1 percentage point in currency and share prices;

- **Scenario II:** Shocks of 25 percent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor;

- **Scenario III:** Shocks of 50 percent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor.

Derivative financial instruments contracted by ITAÚ UNIBANCO HOLDING CONSOLIDATED are shown in the item Derivative financial instruments in this note.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 | 91

Note 6 - Loan, lease and other credit operations

a) Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

Risk levels	06/30/2020										12/31/2019
	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	305,954	105,640	64,347	36,892	16,881	6,757	4,747	7,770	10,730	559,718	470,500
Loans and discounted trade receivables	141,598	80,337	48,075	29,338	14,631	4,451	3,610	4,815	9,604	336,459	279,821
Financing	81,113	14,443	11,637	5,606	1,454	1,890	447	2,208	576	119,374	99,176
Farming financing	7,979	600	708	85	15	8	26	11	6	9,438	9,613
Real estate financing	75,264	10,260	3,927	1,863	781	408	664	736	544	94,447	81,890
Lease operations	652	4,032	2,871	788	155	85	148	116	106	8,953	7,452
Credit card operations	308	65,815	3,374	2,735	1,438	980	1,109	833	4,106	80,698	98,430
Advance on exchange contracts (1)	4,753	382	622	223	162	15	46	3	-	6,206	4,531
Other sundry receivables (2)	57	324	9	47	215	5	766	40	440	1,903	2,104
Total operations with credit granting characteristics	311,724	176,193	71,223	40,685	18,851	7,842	6,816	8,762	15,382	657,478	583,017
Financial guarantees provided (3)										69,988	66,720
Total with Financial guarantees provided	311,724	176,193	71,223	40,685	18,851	7,842	6,816	8,762	15,382	727,466	649,737
Total operations with credit granting characteristics at 12/31/2019	260,095	182,650	56,511	35,108	13,668	6,676	5,630	8,436	14,243	583,017	

(1) Includes advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a).

(2) Includes securities and credits receivable, debtors for purchase of assets and Endorsements and sureties honored.

(3) Recorded in Offsetting accounts.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 | 92

II – By maturity and risk level

	06/30/2020										12/31/2019
	AA	A	B	C	D	E	F	G	H	Total	Total
	Overdue Operations (1)(2)										
Falling due installments	-	-	1,371	1,291	1,093	1,075	1,258	1,323	3,328	10,739	12,917
01 to 30	-	-	105	54	47	48	57	55	196	562	612
31 to 60	-	-	52	47	41	37	43	67	164	451	576
61 to 90	-	-	51	46	42	43	99	44	163	488	587
91 to 180	-	-	133	124	113	132	115	118	436	1,171	1,461
181 to 365	-	-	216	217	184	158	267	275	667	1,984	2,343
Over 365 days	-	-	814	803	666	657	677	764	1,702	6,083	7,338
Overdue installments	-	-	1,034	1,065	1,396	1,392	1,780	1,850	7,867	16,384	15,643
01 to 14	-	-	3	19	14	15	20	20	71	162	224
15 to 30	-	-	904	102	97	76	93	72	162	1,506	1,499
31 to 60	-	-	127	795	186	176	147	114	257	1,802	2,001
61 to 90	-	-	-	92	953	185	333	293	331	2,187	1,851
91 to 180	-	-	-	57	146	868	1,105	1,205	1,236	4,617	4,475
181 to 365	-	-	-	-	-	72	82	146	5,573	5,873	5,426
Over 365 days	-	-	-	-	-	-	-	-	237	237	167
Subtotal (a)	-	-	2,405	2,356	2,489	2,467	3,038	3,173	11,195	27,123	28,560
Subtotal 12/31/2019	-	-	2,766	2,961	2,579	2,439	3,571	3,163	11,081	28,560	
	Non-overdue operations										
Falling due installments	310,635	174,854	68,434	37,769	16,230	5,215	3,707	5,557	4,149	626,550	551,214
01 to 30	23,241	34,576	7,900	4,698	1,254	477	588	468	451	73,653	82,347
31 to 60	23,425	16,489	4,122	2,088	490	201	105	164	212	47,296	49,820
61 to 90	16,486	12,129	3,911	2,232	396	341	114	284	187	36,080	30,944
91 to 180	32,609	23,176	8,538	4,674	1,029	410	277	655	432	71,800	69,105
181 to 365	54,815	26,242	12,090	6,003	6,047	615	492	399	742	107,445	76,336
Over 365 days	160,059	62,242	31,873	18,074	7,014	3,171	2,131	3,587	2,125	290,276	242,662
Overdue up to 14 days	1,089	1,339	384	560	132	160	71	32	38	3,805	3,243
Subtotal (b)	311,724	176,193	68,818	38,329	16,362	5,375	3,778	5,589	4,187	630,355	554,457
Subtotal - 12/31/2019	260,095	182,650	53,745	32,147	11,089	4,237	2,059	5,273	3,162	554,457	
Total Portfolio (a + b)	311,724	176,193	71,223	40,685	18,851	7,842	6,816	8,762	15,382	657,478	583,017
Existing allowance	(1,836)	(1,576)	(2,151)	(4,035)	(6,802)	(3,349)	(4,393)	(8,762)	(15,382)	(49,267)	(39,747)
Minimum	-	(879)	(710)	(1,211)	(1,867)	(2,351)	(3,403)	(6,134)	(15,382)	(31,937)	(28,865)
Financial Guarantees Provided (3)	-	-	-	-	-	-	-	-	-	(981)	(859)
Additional (4)	(1,836)	(697)	(1,441)	(2,824)	(4,935)	(998)	(990)	(2,628)	-	(16,349)	(10,023)
Total Portfolio at 12/31/2019	260,095	182,650	56,511	35,108	13,668	6,676	5,630	8,436	14,243	583,017	
Existing allowance at 12/31/2019	(165)	(994)	(1,527)	(3,504)	(3,387)	(2,994)	(3,693)	(8,381)	(14,243)	(39,747)	
Minimum	-	(913)	(565)	(1,053)	(1,367)	(2,003)	(2,815)	(5,906)	(14,243)	(28,865)	
Financial Guarantees Provided (3)	-	-	-	-	-	-	-	-	-	(859)	
Additional (4)	(165)	(81)	(962)	(2,451)	(2,020)	(991)	(878)	(2,475)	-	(10,023)	

(1) Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptcy.

(2) The balance of non-accrual operations amounts to R$ 20,978 (R$ 20,818 at 12/31/2019);

(3) Provision for financial guarantees provided, recorded in Other liabilities - Sundry, in the Consolidated Balance Sheet.

(4) Related to expected and potential loss.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020

93

III – By business sector

	06/30/2020	%	12/31/2019	%
Public Sector	**3,950**	**0.6%**	**1,190**	**0.2%**
Petrochemical and chemical	2,399	0.3%	199	0.0%
State and local governments	1,000	0.2%	682	0.1%
Sundry	551	0.1%	309	0.1%
Private sector	**653,528**	**99.4%**	**581,827**	**99.8%**
Companies	**348,631**	**53.0%**	**281,111**	**48.2%**
Sugar and alcohol	4,473	0.7%	3,963	0.7%
Agribusiness and fertilizers	21,907	3.3%	18,067	3.1%
Food and beverage	20,411	3.1%	16,814	2.9%
Banks and other financial institutions	14,332	2.2%	10,635	1.8%
Capital assets	4,789	0.7%	5,062	0.9%
Pulp and paper	1,632	0.2%	1,693	0.3%
Publishing and printing	1,379	0.2%	1,196	0.2%
Electronic and IT	6,639	1.0%	5,311	0.9%
Packaging	3,391	0.5%	2,565	0.4%
Energy and sewage	7,836	1.2%	7,279	1.2%
Education	2,877	0.4%	2,214	0.4%
Pharmaceuticals and cosmetics	7,853	1.2%	6,319	1.1%
Real estate agents	27,619	4.2%	21,265	3.6%
Entertainment and tourism	6,605	1.0%	5,297	0.9%
Wood and furniture	4,469	0.7%	3,341	0.6%
Construction materials	5,118	0.8%	4,854	0.8%
Steel and metallurgy	11,020	1.7%	8,764	1.5%
Media	506	0.1%	717	0.1%
Mining	6,945	1.1%	4,603	0.8%
Infrastructure work	9,919	1.5%	8,468	1.4%
Oil and gas (*)	7,535	1.1%	5,990	1.0%
Petrochemical and chemical	12,385	1.9%	9,699	1.7%
Health care	4,586	0.7%	3,419	0.6%
Insurance, reinsurance and pension plans	59	0.0%	13	0.0%
Telecommucations	2,931	0.4%	2,749	0.5%
Third sector	684	0.1%	1,732	0.3%
Tradings	2,613	0.4%	1,842	0.3%
Transportation	23,376	3.6%	19,159	3.3%
Domestic appliances	2,557	0.4%	2,396	0.4%
Vehicles and autoparts	17,269	2.6%	12,599	2.2%
Clothing and shoes	5,956	0.9%	4,412	0.8%
Commerce - sundry	25,552	3.9%	20,373	3.5%
Industry - sundry	12,577	1.9%	9,148	1.6%
Sundry services	47,198	7.2%	38,729	6.6%
Sundry	13,633	2.1%	10,424	1.8%
Individuals	**304,897**	**46.4%**	**300,716**	**51.6%**
Credit cards	79,250	12.1%	96,663	16.6%
Mortgage loans	85,088	12.9%	73,952	12.7%
Consumer loans / checking account	120,920	18.4%	110,470	18.9%
Vehicles	19,639	3.0%	19,631	3.4%
Grand total	**657,478**	**100.0%**	**583,017**	**100.0%**

(*) Comprises trade of fuel.

IV - Financial guarantees provided by type

	06/30/2020		12/31/2019	
Type of guarantees	**Portfolio**	**Provision**	**Portfolio**	**Provision**
Endorsements or sureties pledged in legal and administrative tax proceedings	28,733	(236)	29,460	(236)
Sundry bank guarantees	25,550	(532)	24,275	(511)
Other financial guarantees provided	10,221	(176)	7,819	(71)
Tied to the distribution of marketable securities by Public Offering	975	(1)	-	-
Restricted to bids, auctions, service provision or execution of works	2,953	(27)	3,636	(26)
Restricted to international trade of goods	658	(7)	948	(13)
Restricted to supply of goods	898	(2)	582	(2)
Total	**69,988**	**(981)**	**66,720**	**(859)**

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 | 94

b) Credit concentration

Loan, lease and other credit operations (*)	06/30/2020		12/31/2019	
	Risk	% of total	Risk	% of total
Largest debtor	7,549	1.0	5,389	0.8
10 largest debtors	35,980	4.9	29,340	4.5
20 largest debtors	52,567	7.2	44,712	6.9
50 largest debtors	83,012	11.4	71,975	11.1
100 largest debtors	114,474	15.7	97,705	15.1

(*) Amounts include financial guarantees provided.

Loan, lease and other credit operations and securities of companies and financial institutions (*)	06/30/2020		12/31/2019	
	Risk	% of total	Risk	% of total
Largest debtor	11,120	1.2	6,509	0.8
10 largest debtors	66,332	7.4	49,106	6.3
20 largest debtors	100,704	11.2	76,529	9.9
50 largest debtors	161,170	17.9	126,915	16.4
100 largest debtors	212,593	23.6	169,379	21.9

(*) Amounts include financial guarantees provided.

c) Changes in the provision for loan losses and Provision for Financial Guarantees Provided

	06/30/2020	12/31/2019
Opening balance - 01/01	**(39,747)**	**(34,261)**
Net increase for the period	(17,771)	(23,896)
Minimum	(11,323)	(20,252)
Financial Guarantees Provided	(122)	277
Additional (1)	(6,326)	(3,921)
Write-Off	10,355	18,328
Other, mainly foreign exchange	(2,104)	82
Closing balance (2)	**(49,267)**	**(39,747)**
Minimum (3)	(31,937)	(28,865)
Financial Guarantees Provided (4)	(981)	(859)
Additional	(16,349)	(10,023)
Existing provision	**(49,267)**	**(39,747)**
Provision delay	(12,135)	(11,523)
Provision aggravated	(11,383)	(10,828)
Provision potential	(25,749)	(17,396)

(1) At 06/30/2020 the increase in the Provision for Expected Loan Loss – Supplementary is related to the change in the macroeconomic scenario as from the second half of March 2020 and that impacted our provisioning model for expected loss (Note 22d);

(2) The provision for loan losses regarding the lease portfolio amounts to: R$ (375) (R$ (273) at 12/31/2019);

(3) At 12/31/2019 comprises R$ (272) related to change in models, and the impact is offset by Additional Provision;

(4) Provision for financial guarantees provided, recorded in Other liabilities - Sundry, in the Consolidated Balance Sheet.

At 06/30/2020, the balance of the provision regarding the loan portfolio is equivalent to 7.5% (6.8% at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 | 95

d) Renegotiation of credits

	06/30/2020			12/31/2019		
	Portfolio [(1)]	Provision for Loan Losses	%	Portfolio [(1)]	Provision for Loan Losses	%
Total renegotiated loans	35,737	(12,036)	33.7%	28,051	(11,018)	39.3%
(-) Renegotiated loans overdue up to 30 days [(2)]	(13,990)	2,179	15.6%	(11,266)	3,053	27.1%
Renegotiated loans overdue over 30 days [(2)]	21,747	(9,857)	45.3%	16,785	(7,965)	47.5%

(1) The amounts related to renegotiated loans up to 30 days of the Lease Portfolio are: R$ 112 (R$ 98 at 12/31/2019);
(2) Delays determined upon renegotiation.

e) Restricted operations on assets

See below the information related to the restricted operations involving assets, in accordance with CMN Resolution nº. 2,921, of January 17, 2002.

	06/30/2020			12/31/2019	01/01 to 06/30/2020	01/01 to 06/30/2019
	0 - 30	Over 365 days	Total	Total	Income (expenses)	Income (expenses)
Restricted operations on assets						
Loan operations	-	7,041	7,041	8,734	2,091	83
Liabilities - restricted operations on assets						
Foreign borrowing through securities	-	7,041	7,041	8,739	(2,083)	(54)
Net revenue from restricted operations					**8**	**29**

At 06/30/2020 and 12/31/2019 there were no balances in default.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 | 96

f) Operations of sale or transfers and acquisition of financial assets

ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out operations of sale or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus these credits are still recorded in the Consolidated Balance Sheet and are represented as follows:

Nature of operation	06/30/2020				12/31/2019			
	Assets		Liabilities [1]		Assets		Liabilities [1]	
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage Loan	459	472	457	470	1,244	1,282	1,243	1,281
Working capital	1,074	1,075	1,092	1,093	1,211	1,213	1,207	1,208
Other [2]	-	-	-	-	-	-	1	1
Total	**1,533**	**1,547**	**1,549**	**1,563**	**2,455**	**2,495**	**2,451**	**2,490**

(1) Under Other liabilities Sundry;

(2) Assignment of operations that had already been written down to losses.

From 01/01 to 06/30/2020 operations of transfers of financial assets with no retention of risks and benefits generated impact on the result of R$ 91, net of the Provision for Loan Losses (R$ 53 from 01/01 to 06/30/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 | 97

Note 7 – Funding, borrowing and onlending

a) Summary

	06/30/2020					12/31/2019
	0-30	31-180	181-365	Over 365 days	Total	Total
Deposits	333,470	55,615	95,321	242,791	727,197	507,060
Deposits received under securities repurchase agreements	247,104	2,281	9,458	58,112	316,955	269,838
Funds from acceptances and issuance of securities	7,382	15,027	20,507	102,224	145,140	143,569
Borrowing and onlending	13,764	40,677	21,005	19,738	95,184	76,393
Subordinated debt	-	-	6,986	67,852	74,838	59,462
Total	**601,720**	**113,600**	**153,277**	**490,717**	**1,359,314**	**1,056,322**
% per maturity date	44.3	8.4	11.3	36.0	**100.0**	
Total – 12/31/2019	**514,333**	**105,622**	**70,620**	**365,747**	**1,056,322**	
% per maturity date	48.7	10.0	6.7	34.6	**100.0**	

b) Deposits

	06/30/2020					12/31/2019
	0-30	31-180	181-365	Over 365 days	Total	Total
Remunerated deposits	**214,659**	**55,615**	**95,321**	**242,791**	**608,386**	**424,745**
Time deposits	48,940	55,189	93,972	241,696	439,797	277,166
Savings accounts	163,755	-	-	-	163,755	144,558
Interbank	1,964	426	1,349	1,095	4,834	3,021
Non-remunerated deposits	**118,811**	**-**	**-**	**-**	**118,811**	**82,315**
Demand deposits	118,787	-	-	-	118,787	82,306
Other deposits	24	-	-	-	24	9
Total	**333,470**	**55,615**	**95,321**	**242,791**	**727,197**	**507,060**
% per maturity data	45.9	7.6	13.1	33.4	**100.0**	
Total – 12/31/2019	**272,447**	**38,873**	**22,877**	**172,863**	**507,060**	
% per maturity date	53.7	7.7	4.5	34.1	**100.0**	

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020

98

c) Deposits received under securities repurchase agreements 06/30/2020 12/31/2019 Over 365 0 - 30 31 - 180 181 - 365 Total Total days Own portfolio 20,413 1,058 1,931 882 24,284 74,999 Government securities 8 7 - - 15 51,509 Corporate Securities 20,215 - - - 20,215 17,665 Own issue 190 961 1,664 577 3,392 5,258 Foreign - 90 267 305 662 567 Third-party portfolio 207,072 - - - 207,072 148,021 Free portfolio 19,619 1,223 7,527 57,230 85,599 46,818 Total 247,104 2,281 9,458 58,112 316,955 269,838 % per maturity date 78.0 0.7 3.0 18.3 100.0 Total – 12/31/2019 231,310 4,121 1,700 32,707 269,838 % per maturity date 85.8 1.5 0.6 12.1 100.0 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 99

d) Funds from acceptances and issuance of securities

	06/30/2020					12/31/2019
	0-30	31-180	181-365	Over 365 days	Total	Total
Real estate, mortgage, credit and similar notes	**3,835**	**13,113**	**17,466**	**45,503**	**79,917**	**98,593**
Financial bills	2,543	3,394	12,235	30,882	49,054	65,433
Real estate credit bills	92	1,510	281	1,083	2,966	7,635
Rural credit bills	1,200	8,209	4,950	6,082	20,441	21,205
Guaranteed real estate bills	-	-	-	7,456	7,456	4,320
Securities obligations abroad	**3,504**	**1,586**	**2,793**	**56,233**	**64,116**	**43,866**
Brazil risk note programme	68	177	89	13,481	13,815	5,352
Structure note issued	139	1,030	1,382	4,472	7,023	5,253
Bonds	3,174	-	1,134	27,466	31,774	24,762
Fixed rate notes	-	-	-	7,069	7,069	5,192
Eurobonds	38	-	2	17	57	116
Mortgage notes	68	-	2	161	231	212
Other	17	379	184	3,567	4,147	2,979
Funding from structured operations certificates (*)	**43**	**328**	**248**	**488**	**1,107**	**1,110**
Total	**7,382**	**15,027**	**20,507**	**102,224**	**145,140**	**143,569**
% per maturity date	5.1	10.4	14.1	70.4	**100.0**	
Total – 12/31/2019	**4,294**	**31,401**	**15,657**	**92,217**	**143,569**	
% per maturity date	3.0	21.9	10.9	64.2	**100.0**	

(*) At 06/30/2020, the fair value of the funding from structured operations certificates issued is R$ 1,170 (R$ 1,204 at 12/31/2019).

ITAÚ UNIBANCO HOLDING's portfolio is composed of Brazil Risk Note Programme in the amount of R$ 8,322, with maturity over 365 days (with no amount at 12/31/2019).

Guaranteed Real Estate Notes

Guaranteed Real Estate Bills (LIGs) are registered, transferrable and free trade credit securities, that are guaranteed by asset portfolio of the issuer itself, submitted to the fiduciary system.

The "Instrument of LIG Issue", which details the conditions of LIG transactions, is available on the website www.itau.com.br/relacoes-com-investidores, section Menu / Relatórios / Letra Imobiliária Garantida (LIG).

I – Breakdown of Asset Portfolio

The asset portfolio linked to LIGs corresponds to 0.41% of ITAÚ UNIBANCO HOLDING CONSOLIDATED's total assets. Its composition is presented in the table below. Further details are available in the Statement of Asset Portfolio – SAP, in section Menu / Relatórios / Letra Imobiliária Garantida (LIG).

	06/30/2020	12/31/2019
Real estate loans	8,434	5,002
Government securities - Brazil	36	287
Total asset portfolio	**8,470**	**5,289**
Total adjusted asset portfolio	**8,470**	**5,275**
Liabilities for issue of LIGs	**7,456**	**4,320**
Remuneration of the Fiduciary Agent	**1**	**-**

II - Requirements of asset portfolio

	06/30/2020	12/31/2019
Breakdown	**99.6%**	**94.8%**
Sufficiency		
Notional amount	113.6%	122.1%
Present value under stress	116.0%	124.7%
Weighted average term		
Of the asset portfolio	133.3 monthly	118.5 monthly
Of outstandings LIGs	45.2 monthly	32.4 monthly
Liquidity		
Net assets	36	287

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 | 100

e) Borrowing and onlending 06/30/2020 12/31/2019 0-30 31-180 181-365 Over 365 days Total Total Borrowing 13,430 38,991 19,105 11,964 83,490 64,745 In Brazil 1,288 427 2 - 1,717 2,301 Foreign (*) 12,142 38,564 19,103 11,964 81,773 62,444 Onlending - In Brazil – official institutions 334 1,686 1,900 7,774 11,694 11,648 BNDES 104 869 1,035 4,169 6,177 5,091 FINAME 125 714 846 3,132 4,817 5,727 Other 105 103 19 473 700 830 Total 13,764 40,677 21,005 19,738 95,184 76,393 % per maturity date 14.5 42.7 22.1 20.7 100.0 Total – 12/31/2019 6,280 27,130 30,386 12,597 76,393 % per maturity date 8.2 35.5 39.8 16.5 100.0 (*) Foreign borrowing are basically represented by foreign exchange trade transactions relating to export pre-financing and import financing. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 101

f) Subordinated debt, including perpetual debts

	06/30/2020					12/31/2019
	0-30	31-180	181-365	Over 365	Total	Total
Financial bills	-	-	-	5,217	5,217	5,089
Euronotes	-	-	6,987	30,885	37,872	31,952
(-) Transaction costs incurred (Note 3b)	-	-	(1)	(25)	(26)	(26)
Bonds	-	-	-	7,322	7,322	5,795
Debt instruments eligible as capital	-	-	-	24,453	24,453	16,652
Grand total	**-**	**-**	**6,986**	**67,852**	**74,838**	**59,462**
% per maturity date	0.0	0.0	9.3	90.7	**100.0**	
Total – 12/31/2019	**2**	**4,097**	**-**	**55,363**	**59,462**	
% per maturity date	0.0	6.9	0.0	93.1	**100.0**	

In ITAÚ UNIBANCO HOLDING, the portfolio is composed of Subordinated Euronotes with no amount on this date (R$ 4,082 at 12/31/19 with maturity from 31 to 180 days), R$ 7,015 with maturity from 181 to 365 days, R$ 30,977 (R$ 27,878 at 12/31/2019) with maturity over 365 days, totaling R$ 37,992 (R$ 31,960 at 12/31/2019), and Debt Instruments Eligible as Capital in the amount of R$ 24,453 (R$ 16,652 at 12/31/2019) over 365 days.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 | 102

Description

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	06/30/2020	12/31/2019
Subordinated financial bills - BRL (*)						
	1	2012	2020	111% of CDI	-	2
	20	2012	2020	IPCA + 6% to 6.17%	-	49
	6	2011	2021	109.25% to 110.5% of CDI	14	14
	2,307	2012	2022	IPCA + 5.15% to 5.83%	5,170	4,994
	20			IGPM + 4.63%	33	30
				Total	**5,217**	**5,089**
Subordinated euronotes - USD (*)						
	1,000	2010	2020	6.2%	-	4,048
	1,000		2021	5.75%	5,646	4,153
	750	2011	2021	5.75% to 6.2%	4,090	3,033
	550	2012	2021	6.2%	3,012	2,217
	2,625		2022	5.5% to 5.65%	14,634	10,775
	1,870		2023	5.13%	10,283	7,578
	20	2017		6.12%	75	81
	10	2018		6.5%	44	41
	10	2019	2029	4.5%	35	-
	10	2020	Perpetual	4.6%	27	-
				Total	**37,846**	**31,926**
Subordinated bonds - CLP	27,776	1997	2022	7.45% to 8.30%	83	78
	177,560	2008	2033	3.50% to 4.92%	1,373	1,099
	97,962	2009	2035	4.75%	1,024	814
	1,060,250	2010	2032	4.35%	100	79
	1,060,250		2035	3.90% to 3.96%	230	182
	1,060,250		2036	4.48%	1,094	868
	1,060,250		2038	3.9%	797	632
	1,060,250		2040	4.15% to 4.29%	613	487
	1,060,250		2042	4.45%	299	237
	46,625	2014	2034	3.8%	390	309
				Total	**6,003**	**4,785**
Subordinated bonds - COP	104,000	2013	2023	IPC + 2%	154	132
	146,000		2028	IPC + 2%	217	182
	689,272	2014	2024	LIB	948	696
				Total	**1,319**	**1,010**
Debt instruments eligible as capital - USD						
	1,230	2017	Perpetual	6.12%	6,757	4,974
	740	2018	Perpetual	6.5%	4,127	3,038
	740	2019	2029	4.5%	4,073	3,038
	690	2020	Perpetual	4.6%	3,839	-
				Total	**18,796**	**11,050**
Debt instruments eligible as capital - BRL						
	2,125	2019	Perpetual	114% of SELIC	2,311	2,265
	925			SELIC + 1.17% to 1.19%	948	989
	50		2028	CDI + 0.72%	51	50
	2,280		2029	CDI + 0.75%	2,347	2,298
				Total	**5,657**	**5,602**
Total					**74,838**	**59,462**

(*) Reference Equity on June 30, 2020 includes subordinated debts approved by BACEN prior to Resolution 4,192, of March 1, 2013, in the amount of R$ 42,580 (R$ 36,627 at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 | 103

Note 8 - Insurance, private pension plan and premium bonds operations In ITAÚ UNIBANCO HOLDING CONSOLIDATED, insurance premiums, coinsurance accepted and selling expenses are accounted for on the issue of the insurance policy or over the life of the insurance cover, through the recognition or reversal of provision for unearned premiums and deferred selling expenses. Interest arising from insurance premiums paid in installments is accounted for as incurred. Revenues from pension contributions, gross revenue from premium bonds and the respective technical provisions are recognized upon receipt. Technical provisions are aimed at reducing the risks involved in insurance contracts, private pension plans and premium bonds, and are recognized according to the technical notes approved by SUSEP. I - Insurance and private pension plan: · Provision for unearned premiums (PPNG) – this provision is recognized, based on insurance premiums, to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis; · Provision for unsettled claims (PSL) - this provision is recognized to cover expected amounts for reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and past-due income, all gross of reinsurance operations and net of coinsurance operations, when applicable. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement; · Provision for claims incurred and not reported (IBNR) - this provision is recognized for the coverage of expected amounts for settlement of claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations; · Mathematical provisions for benefits to be granted (PMBAC) - recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred; · Mathematical provisions for granted benefits (PMBC) - recognized for the coverage of commitments to pay indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred; · Provision for financial surplus (PEF) - it is recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product; · Supplemental Coverage Reserve (PCC) - recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, as provided for in the regulations; · Provision for redemptions and other amounts to be regularized (PVR) - this provision is recognized for the coverage of amounts related to redemptions to be regularized, returned premiums or funds, transfers requested but, for any reason, not yet transferred to the recipient insurance company or open private pension entity, and where premiums have been received but not quoted; · Provision for related expenses (PDR) - recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred or will occur. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 104

II - Premium Bonds: · Mathematical provision for premium bonds (PMC) - recognized until the event triggering the benefit occurs, and covers of the portion of the amounts collected for premium bonds; · Provision for redemption (PR) - recognized from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of financial settlement, or the date on which the evidence of payment of the obligation is received; · Provision for prize draws to be held (PSR) - recognized for each bond for which prize draws have been funded, but which, on the recognition date, had not yet been held; · Provision for prize draws payable (PSP) - recognized from the date when a prize draw is held until the date of financial settlement, or the date when the evidence of payment of the obligation is received; · Supplementary provision for prize draws (PCS) - recognized to supplement the provision for prize draws to be held. Used for coverage of possible shortfall on the expected amount of prize draws to be held; · Provision for administrative expenses (PDA) - recognized for the coverage of the expected amounts of administrative expenses for the premium bonds plans. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 105

a) Composition of the technical provisions

	Insurance		Pension plan		Premium bonds		Total	
	06/30/2020	12/31/2019	06/30/2020	12/31/2019	06/30/2020	12/31/2019	06/30/2020	12/31/2019
Unearned premiums (PPNG)	2,127	2,343	12	13	-	-	2,139	2,356
Mathematical provisions for benefits to be granted (PMBAC) and granted benefits (PMBC)	17	204	210,426	212,274	-	-	210,443	212,478
Redemptions and other unsettled amounts (PVR)	14	13	289	318	-	-	303	331
Financial surplus (PEF)	2	2	610	610	-	-	612	612
Unsettled claims (PSL)	523	571	52	47	-	-	575	618
Claims / events incurred but not reported (IBNR)	275	277	22	22	-	-	297	299
Administrative (PDA) and related expenses (PDR)	28	28	91	89	2	4	121	121
Mathematical provision for premium bonds (PMC) and redemption (PR)	-	-	-	-	3,481	3,434	3,481	3,434
Prize draws payable (PSP) and to be held (PSR)	-	-	-	-	12	12	12	12
Other provisions	134	134	269	271	-	-	403	405
Total technical provisions (a)	**3,120**	**3,572**	**211,771**	**213,644**	**3,495**	**3,450**	**218,386**	**220,666**

b) Assets guaranteeing technical provisions

	Insurance		Pension plan		Premium bonds		Total	
	06/30/2020	12/31/2019	06/30/2020	12/31/2019	06/30/2020	12/31/2019	06/30/2020	12/31/2019
Interbank investments – money market	**193**	**280**	**127**	**240**	**358**	**546**	**678**	**1,066**
Securities and derivative financial instruments	**2,075**	**2,483**	**212,875**	**214,700**	**3,350**	**3,088**	**218,300**	**220,271**
PGBL / VGBL fund quotas [1]	-	-	202,379	204,530	-	-	202,379	204,530
Government securities - Brazil	-	-	165,180	171,059	-	-	165,180	171,059
National treasury bills, Financial treasury bills and National treasury notes	-	-	150,229	157,162	-	-	150,229	157,162
Repurchase agreements	-	-	14,951	13,897	-	-	14,951	13,897
Corporate securities	-	-	29,946	29,032	-	-	29,946	29,032
Shares, Repurchase Agreements, Debentures, Bank Deposit Certificates and Promissory Notes	-	-	14,830	12,923	-	-	14,830	12,923
Financial bills	-	-	15,090	16,074	-	-	15,090	16,074
Other	-	-	26	35	-	-	26	35
PGBL / VGBL fund quotas	-	-	6,587	4,036	-	-	6,587	4,036
Other Bonds [2]	-	-	666	403	-	-	666	403
Other government securities and private securities	2,075	2,483	10,496	10,170	3,350	3,088	15,921	15,741
Receivables from insurance and reinsurance operations [3]	1,034	1,057	-	-	-	-	1,034	1,057
Credit rights	864	844	-	-	-	-	864	844
Other credit	170	213	-	-	-	-	170	213
Total Guarantee Assets (b)	**3,302**	**3,820**	**213,002**	**214,940**	**3,708**	**3,634**	**220,012**	**222,394**
Total Excess Coverage (b-a)	**182**	**248**	**1,231**	**1,296**	**213**	**184**	**1,626**	**1,728**

(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer's responsibility, are recorded as securities – trading securities, with a counter-entry to liabilitie in Pension plan technical provision accounts (Note 8a).

(2) Includes Derivative financial instruments, Share Loans and Accounts Receivable/Payable.

(3) Recorded under Other receivables and Other assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020

106

c) Financial and operating income

	Insurance						Pension plan						Premium bonds		Total	
	01/01 to 06/30/2020			01/01 to 06/30/2019			01/01 to 06/30/2020			01/01 to 06/30/2019			01/01 to 06/30/2020	01/01 to 06/30/2019	01/01 to 06/30/2020	01/01 to 06/30/2019
	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld				
Financial income	**25**	**-**	**25**	**87**	**-**	**87**	**42**	**-**	**42**	**218**	**-**	**218**	**(52)**	**40**	**15**	**345**
Financial revenues	33	-	33	96	-	96	380	-	380	9,226	-	9,226	39	132	452	9,454
Financial expenses	(8)	-	(8)	(9)	-	(9)	(338)	-	(338)	(9,008)	-	(9,008)	(91)	(92)	(437)	(9,109)
Operating income	**1,479**	**(7)**	**1,472**	**1,484**	**8**	**1,492**	**80**	**2**	**82**	**26**	**-**	**26**	**179**	**222**	**1,733**	**1,740**
Revenues from premiums and contributions	1,922	(7)	1,915	2,332	(13)	2,319	5,337	(2)	5,335	6,644	(2)	6,642	1,260	1,272	8,510	10,233
Changes in technical provisions	217	1	218	(181)	1	(180)	(5,206)	-	(5,206)	(6,572)	-	(6,572)	2	2	(4,986)	(6,750)
Expenses with claims, benefits, redemptions and prize draws	(651)	(1)	(652)	(647)	20	(627)	(48)	4	(44)	(44)	2	(42)	(1,092)	(1,056)	(1,788)	(1,725)
Selling expenses	(13)	-	(13)	(13)	-	(13)	(2)	-	(2)	(2)	-	(2)	-	(2)	(15)	(17)
Other operating revenues and expenses	4	-	4	(7)	-	(7)	(1)	-	(1)	-	-	-	9	6	12	(1)
Total income	**1,504**	**(7)**	**1,497**	**1,571**	**8**	**1,579**	**122**	**2**	**124**	**244**	**-**	**244**	**127**	**262**	**1,748**	**2,085**

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020

107

Note 9 - Contingent Assets and Liabilities, Provisions and Legal Obligations In the ordinary course of its business, ITAÚ UNIBANCO HOLDING CONSOLIDATED may be a party to legal proceedings to labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent Assets: There are no contingent assets recorded. b) Provisions and contingencies: The criteria to quantify of provisions for contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. A provision is recognized whenever the loss is classified as probable. Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision. I- Civil lawsuits In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plants implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related the economic plans, and ITAÚ UNIBANCO HOLDING CONSOLIDATED has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period. Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to increase the end of lawsuits. In May, 2020 the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and this term may be extended for another 30 months, subject to the reporting of the number of adhesions over the first period. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 108

II- Labor claims

Provisions for contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance and, pension plan supplement. These lawsuits are classified as follows:

Collective lawsuits: related to claims considered similar and with individual amounts that are not considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model which calculates the amount of the claims, and is reassessed taking into account court rulings. Provisions for contingencies are adjusted to reflect the amounts deposited into court as security for execution.

Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the amounts claimed. The probability of loss is estimated in accordance with the actual and legal characteristics of each lawsuit.

III- Other Risks

These are quantified and accrued on the basis of the value of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

Below are the changes in civil, labor and other risks provisions:

	06/30/2020				12/31/2019
	Civil	Labor	Other Risks	Total	Total
Opening balance - 01/01	**3,633**	**8,579**	**976**	**13,188**	**11,820**
(-) Provisions guaranteed by indemnity clause (Note 3n)	(216)	(980)	-	(1,196)	(1,183)
Subtotal	**3,417**	**7,599**	**976**	**11,992**	**10,637**
Adjustment / Interest	37	255	-	292	1,146
Changes in the period reflected in results (Note 10f and 10h)	385	1,079	(3)	1,461	4,289
Increase (*)	535	1,191		1,726	4,937
Reversal	(150)	(112)	(3)	(265)	(648)
Payment	(559)	(1,387)	-	(1,946)	(4,080)
Subtotal	**3,280**	**7,546**	**973**	**11,799**	**11,992**
(+) Provisions guaranteed by indemnity clause (Note 3n)	209	949	-	1,158	1,196
Closing balance (Note 10d)	**3,489**	**8,495**	**973**	**12,957**	**13,188**
Closing balance at 12/31/2019	**3,633**	**8,579**	**976**	**13,188**	

(*) At 12/31/2019 includes the effects of the Voluntary Severance Program.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 | 109

IV- Tax and social security obligations

Tax provisions correspond to the principal amount of taxes involved in administrative or judicial tax arguments, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the changes in the provisions:

	06/30/2020			12/31/2019
	Legal Obligation (Note 11c)	Tax Lawsuits (Note 10d)	Total	Total
Opening balance - 01/01	**4,835**	**3,431**	**8,266**	**6,793**
(-) Provisions guaranteed by indemnity clause (Note 3n)	-	(68)	(68)	(68)
Subtotal	**4,835**	**3,363**	**8,198**	**6,725**
Adjustment / Interest	49	76	125	779
Changes in the period reflected in results	26	(1)	25	843
Increase	37	24	61	1,135
Reversal	(11)	(25)	(36)	(292)
Payment	(1,379)	(99)	(1,478)	(151)
Subtotal	**3,531**	**3,339**	**6,870**	**8,196**
(+) Provisions guaranteed by indemnity clause (Note 3n)	-	70	70	70
Closing balance	**3,531**	**3,409**	**6,940**	**8,266**
Closing balance at 12/31/2019	**4,835**	**3,431**	**8,266**	

The main discussions related to Tax Lawsuits are described below:

- INSS – Non-compensatory Amounts – R$ 1,935: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the deposits in guarantee is R$ 805;

- PIS and COFINS – Calculation Basis – R$ 643: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposits in guarantee is R$ 616.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 | 110

c) Contingencies not provided for in the Balance Sheet Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of: I- Civil and Labor Claims In Civil Lawsuits with possible loss, total estimated risk is R$ 4,180 (R$ 4,266 at 12/31/2019), and in this total there are no amounts arising from interests in Joint Ventures. For Labor Claims with possible loss, estimated risk is R$ 348 (R$ 251 at 12/31/2019). II - Tax proceedings: The tax proceedings of possible loss totaled R$ 28,981, and the main cases are described below: · INSS – Non-compensatory Amounts – R$ 4,794: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options; · IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 4,174: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies; · ISS – Banking Activities – R$ 3,453: the levy and/or payment place of ISS for certain banking revenues are discussed; · IRPJ and CSLL – Goodwill – Deduction – R$ 3,379: the deductibility of goodwill for future expected profitability on the acquisition of investments; · PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 2,182: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations; · IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed – R$ 1,682: cases in which the liquidity and the certainty of credits offset are discussed; · IRPJ and CSLL – Disallowance of Losses – R$ 1,180: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision; · IRPJ and CSLL – Deductibility of Losses with Derivatives – R$ 651: the deductibility of losses calculated in the disposal of financial derivative contracts is being discussed. d) Accounts receivables – Reimbursement of provisions The receivables balance arising from reimbursements of contingencies totals R$ 941 (R$ 978 at 12/31/2019) (Note 10a), arising basically from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for Civil, Labor and Tax Claims. e) Guarantees of contingencies, provisions and legal obligations The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING CONSOLIDATED and basically consist of: Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 111

06/30/2020 12/31/2019 Civil Labor Tax Total Total Deposits in guarantee (Note 10a) 1,526 2,353 9,285 13,164 14,520 Quotas 631 375 83 1,089 1,148 Surety 63 67 3,185 3,315 3,223 Insurance bond 1,774 1,118 13,943 16,835 14,867 Guarantee by government securities 17 - 239 256 96 Total 4,011 3,913 26,735 34,659 33,854 ITAÚ UNIBANCO HOLDING CONSOLIDATED’s provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion. The legal advisors believe that ITAÚ UNIBANCO HOLDING CONSOLIDATED is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 112

Note 10 - Breakdown of accounts a) Other receivables - Sundry 06/30/2020 12/31/2019 Foreign exchange portfolio (Note 10b) 114,443 96,036 Trading and intermediation of securities 26,703 26,728 Deposits in guarantee for contingent liabilities, provisions and legal obligations (Note 9e) 13,164 14,520 Taxes and contributions for offsetting 10,127 10,993 Operations without credit granting characteristics, net of provisions 4,375 3,785 Income receivable 3,399 3,465 Sundry domestic 1,932 2,860 Receivables from insurance and reinsurance operations 1,198 1,347 Sundry foreign 787 646 Net amount receivables from reimbursement of provisions (Note 9d) 941 978 Assets of post-employment benefit plans (Note 19e) 701 717 Other 5,729 2,943 Total 183,499 165,018 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 113

b) Foreign exchange portfolio 06/30/2020 12/31/2019 Assets - other receivables (Note 10a) 114,443 96,036 Exchange purchase pending settlement – foreign currency 54,067 41,854 Bills of exchange and term documents – foreign currency 2 14 Exchange sale rights – local currency 60,893 54,424 (Advances received) – local currency (519) (256) Liabilities – other liabilities (Note 2a and Note 10d) 114,004 97,281 Exchange sales pending settlement – foreign currency 60,881 55,077 Liabilities from purchase of foreign currency – local currency 52,869 42,000 Other 254 204 Offsetting accounts 4,238 3,201 Outstanding import credits – foreign currency 2,037 1,641 Confirmed export credits – foreign currency 2,201 1,560 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 114

c) Prepaid expenses 06/30/2020 12/31/2019 Publicity and advertising 369 531 Commissions related to software maintenance 706 528 Commissions 252 266 Related to payroll loans 42 51 Related to insurance and pension plan 14 14 Related to vehicle financing 13 21 Other 183 180 Credit Card Operating Expenses 599 956 Legal Protection Insurance 129 116 Municipal Tax 70 11 Other 573 537 Total 2,698 2,945 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 115

d) Other liabilities - Sundry 06/30/2020 12/31/2019 Foreign exchange portfolio (Note 10b) 114,004 97,281 Payment Transactions 27,745 38,566 Tax and social security obligations (Note 11c) 8,306 12,411 Provisions for civil, labor, other risks and tax lawsuits (Note 9b) 16,366 16,620 Trading and intermediation of securities 14,084 18,060 Charging and collection of taxes and similar 5,373 232 Social and statutory 3,515 5,089 Transactions related to credit assignments (Note 6f) 1,549 2,451 Provisions for sundry payments 2,938 3,127 Sundry foreign 4,421 3,484 Sundry domestic 2,899 2,220 Personnel provision 2,150 1,646 Funds to be released 1,724 1,470 Obligations on official agreements and rendering of payment services 1,264 1,114 Provision financial guarantees provided (Note 6c) 981 859 Liabilities from post-employment benefit plans (Note 19e) 1,838 1,800 Other 1,731 1,461 Total 210,887 207,891 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 116

e) Commissions and Banking Fees 01/01 to 01/01 to 06/30/2020 06/30/2019 Credit and debit cards 6,665 7,665 Current account services 3,996 3,896 Asset management 3,848 3,355 Funds 3,518 3,006 Consortia 330 349 Credit operations and Financial guarantees provided 1,254 1,376 Credit operations 572 686 Financial guarantees provided 682 690 Collection services 911 953 Advisory services and Brokerage 1,247 860 Custody services 272 231 Other 1,005 965 Total 19,198 19,301 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 117

f) Personnel expenses 01/01 to 01/01 to 06/30/2020 06/30/2019 Compensation (4,834) (4,887) Employees’ profit sharing (1,894) (2,132) Welfare benefits (2,048) (1,942) Payroll charges (1,584) (1,617) Provision for labor claims and Dismissals (1,201) (1,182) Training (42) (87) Share-based payment (Note 15f) (97) (146) Total (11,700) (11,993) g) Other administrative expenses 01/01 to 01/01 to 06/30/2020 06/30/2019 Third party services (2,420) (2,245) Data processing and telecommunications (1,877) (2,152) Installations (1,545) (1,646) Depreciation and amortization (1,942) (1,734) Advertising, promotions and publicity (488) (620) Financial system services (421) (367) Security (355) (382) Transportation (182) (181) Materials (188) (169) Travel expenses (65) (120) Other (*) (1,565) (576) Total (11,048) (10,192) (*) At 06/30/2020 comprises R$ 1,047 related to donations for the initiative “Todos pela Saúde” (All for Health) (Note 22e). Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 118

h) Other operating expenses 01/01 to 01/01 to 06/30/2020 06/30/2019 Selling - credit cards (2,038) (2,204) Operations without no credit granting characteristics, net of provision (190) (245) Amortization of goodwill (254) (285) Provision for lawsuits (Note 9b) (401) (18) Civil (385) (75) Tax and social security obligations (19) (41) Other risks 3 98 Claims (244) (226) Refund of interbank costs (146) (151) Impairment – Intangible assets (2,149) - Other (859) (835) Total (6,281) (3,964) (*) The effects of impairment of goodwill and intangible assets of Itaú Corpbanca, net of tax effects and ownership interest of non-controlling shareholders total R$ (19). Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 119

Note 11 - Taxes ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income. Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge. Income tax 15.00% PIS (2) 0.65% Additional income tax 10.00% COFINS (2) 4.00% Social contribution on net income (1) 20.00% ISS up to 5.00% (1) Constitutional Amendment (EC) No. 103/2019: disseminated on November 12, 2019, it provides for the Social Security and other matters, also addressing the increase of the tax rate of Social Contribution on Net Income for banks set forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, that was changed to 20% as from March 1, 2020. For the other financial subsidiaries and equivalent companies, the tax rate remains at 15%, and for the non-financial ones at 9%. (2) For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%. a) Expenses for taxes and contributions I - Breakdown of Income tax and social contribution calculation: 01/01 to 01/01 to Due on operations for the period 06/30/2020 06/30/2019 Income before income tax and social contribution (8,758) 20,325 Charges (income tax and social contribution) at the rates in effect 3,941 (8,130) Increase / decrease in income tax and social contribution charges arising from: Equity income in associates and joint ventures 182 271 Foreign exchange variations on investments abroad 7,483 (291) Interest on capital 1,409 1,598 Other nondeductible expenses net of non taxable income (*) (20,211) 1,902 Income tax and social contribution expenses (7,196) (4,650) Related to temporary differences Increase / (reversal) for the period 21,642 (1,720) (Expenses) / Income from deferred taxes 21,642 (1,720) Total income tax and social contribution expenses 14,446 (6,370) (*) Includes temporary (additions) and exclusions. II - Tax expenses: 01/01 to 01/01 to 06/30/2020 06/30/2019 PIS and COFINS (1,168) (2,819) ISS (672) (652) Other (477) (312) Total (2,317) (3,783) The tax expenses of ITAÚ UNIBANCO HOLDING amount to R$ (137) (R$ (203) from 01/01 to 06/30/2019) and are mainly composed of PIS and COFINS. III -Tax effects of foreign exchange management of investments abroad In order to minimize the effects on income of foreign exchange variations on investments abroad, net of the respective tax effects, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out derivative transactions in foreign currency (hedging), as mentioned in Note 22b. The results of these transactions are included in the calculation base of income tax and social contribution, in accordance with their nature, but the foreign exchange variations on investments abroad are not included, pursuant to the tax legislation. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 120

b) Deferred taxes

I - The Deferred Tax Asset balance and its changes, segregated based on its origin and disbursements incurred, are represented by:

	Origin		Deferred Tax Assets			
	06/30/2020	12/31/2019	12/31/2019	Realization / Reversal	Increase	06/30/2020
Reflected in income			**44,171**	**(5,558)**	**26,974**	**65,587**
Provision for loan losses	72,603	59,790	25,941	(1,559)	7,198	31,580
Related to tax losses and social contribution loss carryforwards			2,142	-	5,000	7,142
Provision for profit sharing	2,680	5,174	2,162	(2,162)	1,171	1,171
Provision for devaluation of securities with permanent impairment	2,796	3,019	1,359	(330)	229	1,258
Adjustments to fair value of Trading securities and Derivative financial instruments	22,402	164	73	(73)	11,165	11,165
Adjustments of operations carried out on the futures settlement market	193	191	88	(88)	93	93
Goodwill on purchase of investments	1,355	1,356	353	(11)	12	354
Provisions	14,043	14,232	6,208	(910)	842	6,140
Civil lawsuits	3,279	3,418	1,413	(257)	199	1,355
Labor claims	7,355	7,383	3,251	(597)	597	3,251
Tax and social security obligations	3,409	3,431	1,544	(56)	46	1,534
Legal obligations	1,648	1,755	723	(75)	35	683
Provision related to health insurance operations	880	870	348	-	4	352
Other non-deductible provisions	13,035	10,938	4,774	(350)	1,225	5,649
Reflected in stockholders' equity			**1,762**	**(291)**	**1,378**	**2,849**
Adjustments to fair value of available for sale securities	2,984	107	47	-	1,375	1,422
Cash flow hedge	2,092	2,641	1,315	(274)	3	1,044
Post-employment benefits	852	891	400	(17)	-	383
Total (1)(2)	**137,563**	**101,128**	**45,933**	**(5,849)**	**28,352**	**68,436**
Social contribution for offsetting arising from Option established in article 8° of Provisional Measure n°. 2,158-35 of August 24, 2001			**63**	**(3)**	**-**	**60**

(1) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole.

(2) At 12/31/2019, deferred tax assets balance comprised its annual revaluation and effects caused by EC 103/2019 in tax rate of the Social Contribution on Net Income, which was increased from 15% to 20%, reaching the institutions set forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, totaling R$ 2,670.

For ITAÚ UNIBANCO HOLDING, deferred tax assets totaled R$ 1,937 (R$ 304 at 12/31/2019) and are mainly represented by Tax losses and social contribution loss carryforwards of R$ 1,597 (R$ 112 at 12/31/2019), Administrative provisions of R$ 179 (R$ 66 at 12/31/2019), Provisions for legal, Tax and social security risks of R$ 102 (R$ 71 at 12/31/2019), the realization of which is contingent upon the outcome of the respective lawsuits and Adjustments to fair value of available for sale securities of R$ 17 (R$ 17 at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 | 121

II - The provision for deferred income tax and social contribution and its changes are represented by: Realization / 12/31/2019 Increase 06/30/2020 Reversal Reflected in income 5,478 (3,106) 1,657 4,029 Depreciation in excess – leasing 202 (31) - 171 Adjustment of deposits in guarantee and provisions 1,531 (132) 7 1,406 Post-employment benefits 282 (90) 13 205 Adjustments to fair value of trading securities and derivative financial instruments 1,256 (1,256) 463 463 Adjustments of operations carried out on the future settlement market 1,460 (1,460) 1,063 1,063 Taxation of results abroad – capital gains 1 - - 1 Other 746 (137) 111 720 Reflected in stockholders’ equity 816 (346) 13 483 Adjustments to fair value of available for sale securities 807 (345) 13 475 Post-employment benefits 9 (1) - 8 Total 6,294 (3,452) 1,670 4,512 At ITAÚ UNIBANCO HOLDING, Provisions for Deferred Income Tax and Social Contribution totaled R$ 214 (R$ 205 at 12/31/2019) and are mainly represented by Adjustment of deposits in guarantee and provisions of R$ 6 (R$ 5 at 12/31/2019), Adjustments to fair value of trading securities and derivative financial instruments of R$ 7 (R$ 104 at 12/31/2019) and Temporary adjustments on differences between accounting GAAP in interest abroad of R$ 187 (R$ 91 at 12/31/2019). Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 122

III - The estimate of realization and present value of tax credits and social contribution to offset, arising from Provisional Measure 2,158-35 of 08/24/2001 and from the Provision for Deferred Income Tax and Social Contribution are:

Year of realization	Deferred tax assets						Social contribution for offsetting	%	Provision for deferred income tax and social contribution	%	Net deferred taxes	%
	Temporary differences	%	Tax loss/social contribution loss carryforwards	%	Total	%						
2020	6,778	11%	3,806	53%	10,584	16%	60	100%	(1,137)	25%	9,507	15%
2021	15,727	26%	992	14%	16,719	24%	-	0%	(487)	11%	16,232	25%
2022	20,557	33%	415	6%	20,972	31%	-	0%	(168)	4%	20,804	33%
2023	8,378	14%	328	5%	8,706	13%	-	0%	(123)	3%	8,583	13%
2024	2,661	4%	298	4%	2,959	4%	-	0%	(213)	4%	2,746	4%
After 2024	7,193	12%	1,303	18%	8,496	12%	-	0%	(2,384)	53%	6,112	10%
Total	**61,294**	**100%**	**7,142**	**100%**	**68,436**	**100%**	**60**	**100%**	**(4,512)**	**100%**	**63,984**	**100%**
Present Value (*)	**59,039**		**6,926**		**65,965**		**59**		**(4,227)**		**61,797**	

(*) The average funding rate, net of tax effects, was used to determine the present value.

Projections of future taxable income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and service fees and other factors, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below are not considered as an indication of future net income.

IV- At 06/30/2020, deferred tax assets not accounted for correspond to R$ 822 and result from Management's evaluation of their perspectives of realization in the long term (R$ 605 at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 | 123

c) Tax and social security obligations 06/30/2020 12/31/2019 Taxes and contributions on income payable 3,127 4,995 Other Taxes and Contributions payable 1,648 2,581 Legal obligations (Note 9b IV) 3,531 4,835 Total (Note 10d) 8,306 12,411 At ITAÚ UNIBANCO HOLDING, the balance of tax and social security obligations totals R$ 418 (R$ 201 at 12/31/2019) and is mainly comprised of Taxes and contributions on income payable and Other Taxes and Contributions payable of R$ 402 (R$ 185 at 12/31/2019). Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 124

Note 12 - Investiments - Change of investments - ITAÚ UNIBANCO HOLDING (1) Balance at 12/31/2019 Changes from 01/01 to 06/30/2020 Book value Equity in earnings of subisidiaries Changes in Changes in exchange Equity in exchange rates and Adjustments earnings of rates and Functional Investiment in marketable Balance at subsidiaries Companies Investiment Adjustments Unrealized Amortization Dividends Net Income / Adjustments Unrealized Corporate currency Stockholders’ Goodwill Total (3) Hedge - securities of (5) 06/30/2020 from 01/01 Hedge - to investor results of goodwill paid/accrued (Loss) for the to investor results Total (4) Events to equity Functional subsidiaries Functional criteria (2) period criteria (2) and other 06/30/2019 currency and other currency other than the other than the Real Real In Brazil 105,107 (202) 912 (83) - 105,734 - (306) 3,111 2,389 (5) 5,495 (901) (1,602) 10,000 118,420 11,877 Itaú Unibanco S.A. 86,858 (194) 830 (43) - 87,451 - (220) 2,599 2,398 (2) 4,995 (908) (1,402) 10,000 99,916 10,183 Banco Itaucard S.A. 11,239 (4) 7 (40) - 11,202 - (68) (364) (2) (2) (368) 4 (141) - 10,629 1,085 Banco Itaú BBA S.A. 2,866 (4) 64 - - 2,926 - (18) 464 (7) - 457 3 (61) - 3,307 319 Itaú Consult. de Valores Mobiliários e Part. S.A. 2,642 - - - - 2,642 - - 183 - - 183 - - - 2,825 148 Itaú Corretora de Valores S.A. 1,502 - 11 - - 1,513 - - 229 - (1) 228 - 2 - 1,743 141 Foreign 8,200 (435) - (9) 282 8,038 (23) (1,143) 13 - (4) 9 1,535 24 (701) 7,739 417 Itaú Corpbanca Chilean peso 3,689 (144) - - 282 3,827 (23) (168) (618) - (2) (620) 815 (1) - 3,830 30 Banco Itaú Uruguay S.A. Uruguayan peso 2,016 (182) - - - 1,834 - - 397 - - 397 416 24 - 2,671 307 BICSA Holdings, Ltd. Chilean peso 2,166 (78) - (9) - 2,079 - (933) 144 - (2) 142 236 - (701) 823 (10) OCA S.A. Uruguayan peso 329 (31) - - - 298 - (42) 90 - - 90 68 1 - 415 90 Grand total 113,307 (637) 912 (92) 282 113,772 (23) (1,449) 3,124 2,389 (9) 5,504 634 (1,578) 9,299 126,159 12,294 (1) Itaú Unibanco Holding S.A. - Cayman Branch, consolidated in these financial statements, has its functional currency equal to that of the controlling company. The exchange variation of this investment is R$ 485 (R$ (13) from 01/01 to 06/30/2019) and is allocated in the heading Securities and Derivative Financial Instruments in the Statement of Income; (2) Adjustment arising from the standardization of the investee’s financial statements according to the investor’s accounting policies; (3) Dividends approved and not paid are recorded as Dividends receivable; (4) The exchange variation of indirect investments in functional currency equal to the controlling company corresponds to R$ 17,220 (R$ (710) from 01/01 to 06/30/2019); (5) Corporate events arising from acquisitions, spin-offs, merges, takeovers, and capital increases or reductions. Net Income / Number of shares/quotas owned by Equity share in capital Stockholders’ Companies Capital (Loss) for the ITAÚ UNIBANCO HOLDING 06/30/2020 (%) equity period Common Preferred Quotas Voting Share In Brazil Itaú Unibanco S.A. 71,925 99,956 2,599 3,265,334,858 3,162,476,355 - 100.00 100.00 Banco Itaucard S.A. 5,428 10,672 (364) 237,962,639,781 1,277,933,118 - 99.99 99.99 Banco Itaú BBA S.A. 1,490 3,307 464 4,474,435 4,474,436 - 99.99 99.99 Itaú Consult. de Valores Mobiliários e Part. S.A. 1,400 2,825 183 548,954 1,097,907 - 100.00 100.00 Itaú Corretora de Valores S.A. 802 1,743 229 27,482,523 811,503 - 99.99 99.99 Foreign Itaú CorpBanca 12,433 15,910 (2,754) 115,039,610,411 - - 22.45 22.45 BICSA Holdings, Ltd. 990 834 144 - - 180,860,746 99.99 99.99 Banco Itaú Uruguay S.A. 581 2,672 398 4,465,133,954 - - 100.00 100.00 OCA S.A. 20 413 90 1,503,496,740 - - 100.00 100.00 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 125

Note 13 - Fixed assets

Fixed assets (*)	Fixed assets under construction	Real estate		Other fixed assets					Total
		Land	Buildings	Improvements	Installations	Furniture and equipment	Data processing systems	Other (communication, security and transportation)	
Annual depreciation rates			4%	10%	10% to 20%	10% to 20%	20% to 50%	10% to 20%	
Cost									
Balance at 12/31/2019	**733**	**898**	**2,970**	**2,498**	**1,730**	**1,169**	**7,148**	**1,335**	**18,481**
Acquisitions	208	1	2	27	37	16	319	61	671
Disposals	(35)	(25)	(54)	(122)	(8)	(19)	(217)	(12)	(492)
Exchange variation	-	5	20	166	23	75	140	12	441
Transfers	(124)	-	58	56	10	-	-	-	-
Other	(1)	(10)	(19)	9	(5)	(1)	237	12	222
Balance at 06/30/2020	**781**	**869**	**2,977**	**2,634**	**1,787**	**1,240**	**7,627**	**1,408**	**19,323**
Depreciation									
Balance at 12/31/2019	-	-	**(1,816)**	**(1,699)**	**(1,148)**	**(831)**	**(5,565)**	**(983)**	**(12,042)**
Depreciation expenses	-	-	(39)	(114)	(66)	(41)	(383)	(62)	(705)
Disposals	-	-	43	115	5	18	180	11	372
Exchange variation	-	-	(7)	(95)	(15)	(51)	(106)	(11)	(285)
Other	-	-	17	(9)	5	(31)	(216)	(12)	(246)
Balance at 06/30/2020	-	-	**(1,802)**	**(1,802)**	**(1,219)**	**(936)**	**(6,090)**	**(1,057)**	**(12,906)**
Impairment									
Balance at 12/31/2019	-	-	-	-	-	-	(27)	-	**(27)**
Increase	-	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-	-
Balance at 06/30/2020	-	-	-	-	-	-	**(27)**	-	**(27)**
Book value									
Balance at 06/30/2020	**781**	**869**	**1,175**	**832**	**568**	**304**	**1,510**	**351**	**6,390**
Balance at 12/31/2019	**733**	**898**	**1,154**	**799**	**582**	**338**	**1,556**	**352**	**6,412**

(*) The contractual commitments for the purchase of the fixed assets totaled R$ 52, achievable by 2020.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020

126

Note 14 - Goodwill and Intangible assets

	Goodwill and intagible from acquisition	Intangible assets [(1)]				Total
		Association for the promotion and offer of financial products and services	Software Acquired	Internally developed software	Other intangible assets [(2)]	
Annual amortization rates	Up to 20%	8%	20%	20%	10% to 20%	
Cost						
Balance at 12/31/2019	**10,894**	**2,508**	**5,751**	**5,716**	**2,917**	**27,786**
Acquisitions	281	-	506	834	252	1,873
Disposals	-	-	(87)	-	(23)	(110)
Exchange variation	1,736	247	679	-	231	2,893
Other	4	(8)	(26)	-	-	(30)
Balance at 06/30/2020	**12,915**	**2,747**	**6,823**	**6,550**	**3,377**	**32,412**
Amortization						
Balance at 12/31/2019	**(5,051)**	**(1,049)**	**(3,092)**	**(2,497)**	**(1,230)**	**(12,919)**
Amortization expenses [(3)]	(677)	(115)	(365)	(400)	(218)	(1,775)
Disposals	-	-	87	-	22	109
Exchange variation	(728)	(99)	(336)	-	(190)	(1,353)
Other	(4)	5	4	(12)	(3)	(10)
Balance at 06/30/2020	**(6,460)**	**(1,258)**	**(3,702)**	**(2,909)**	**(1,619)**	**(15,948)**
Impairment (Note 10h)						
Balance at 12/31/2019	-	-	**(171)**	**(370)**	-	**(541)**
Increase	(1,452)	(758)	-	-	-	(2,210)
Disposals	-	-	-	-	-	-
Exchange variation	-	-	-	-	-	-
Balance at 06/30/2020	**(1,452)**	**(758)**	**(171)**	**(370)**	-	**(2,751)**
Book value						
Balance at 06/30/2020	**5,003**	**731**	**2,950**	**3,271**	**1,758**	**13,713**
Balance at 12/31/2019	**5,843**	**1,459**	**2,488**	**2,849**	**1,687**	**14,326**

(1) The contractual commitments for the purchase of the new intangible assets totaled R$ 91 achievable by 2020.

(2) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.

(3) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (316) (R$ (248) from 01/01 to 06/30/2019) are disclosed in the expenses on financial operation.

ITAÚ UNIBANCO HOLDING CONSOLIDATED recognized impairment adjustments of intangible assets related to the Itaú Corpbanca's business combination. It considered the value in use for Cash Generating Units (CGU) in Chile and Colombia and the cash flow was based on the result for June 2020 and internal projects of result until 2025.

The adjustment of recoverable amount results from economic conditions at June 30, 2020, of Itaú Corpbanca's market capitalization, discount rates applicable and other changes in variables triggered by the current uncertain macroeconomic condition that, when combined, resulted in an amount of CGU lower than their book values. The discount rate adopted for the impairment test was determined at the cost of capital based on the CAPM model.

Impairment was recognized in the Consolidated Statement of Income under Other operating expenses (Note 10h).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 | 127

Note 15 – Stockholders’ equity a) Capital Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in an eventual transfer of control, assuring them a price equal to eighty per cent (80%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares. The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below: 06/30/2020 Number Common Preferred Total Amount Residents in Brazil at 12/31/2019 4,931,023,416 1,665,657,332 6,596,680,748 65,366 Residents abroad at 12/31/2019 27,266,943 3,180,187,657 3,207,454,600 31,782 Shares of capital stock at 12/31/2019 4,958,290,359 4,845,844,989 9,804,135,348 97,148 Shares of capital stock at 06/30/2020 4,958,290,359 4,845,844,989 9,804,135,348 97,148 Residents in Brazil at 06/30/2020 4,921,238,068 1,897,361,358 6,818,599,426 67,565 Residents abroad at 06/30/2020 37,052,291 2,948,483,631 2,985,535,922 29,583 Treasury shares at 12/31/2019 (1) - 58,533,585 58,533,585 (1,274) Result of delivery of treasure shares - (16,854,276) (16,854,276) 367 Treasury shares at 06/30/2020 (1) - 41,679,309 41,679,309 (907) Outstanding shares at 06/30/2020 4,958,290,359 4,804,165,680 9,762,456,039 Outstanding shares at 12/31/2019 4,958,290,359 4,787,311,404 9,745,601,763 (1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury, for subsequent cancellation or replacement in the market. Below is the average cost of treasury shares and their market price in reais. In 2020, there was none acquisition of treasury shares. 01/01 to 06/30/2020 Cost / Market value Common Preferred Average cost - 21.76 Market value at 06/30/2020 24.00 25.45 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 128

b) Dividends Shareholders are entitled to a minimum mandatory dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share). ITAÚ UNIBANCO HOLDING CONSOLIDATED monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share. I - Breakdown of dividends and interest on capital 06/30/2020 Statutory individual net income 6,715 Adjustments: (-) Legal reserve - 5% (336) Dividend calculation basis 6,379 Minimun mandatory dividend - 25% 1,595 Dividends and Interest on Capital Paid / Accrued 1,595 II – Stockholders’ yields Gross value WHT (With Gross Net per share (R$) holding tax) Paid / Prepaid - 5 monthly installments of paid dividends from February to June 2020 0.015 732 - 732 Accrued (Recorded in Other Liabilities – Social and Statutory) 663 (78) 585 Dividends - 1 monthly installment paid on 07/01/2020 0.015 146 - 146 Interest on capital 0.045 517 (78) 439 Total from 01/01 to 06/30/2020 1,395 (78) 1,317 Total from 01/01 to 06/30/2019 8,543 - 8,543 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 129

c) Capital reserves and profit reserves - ITAÚ UNIBANCO HOLDING

	06/30/2020	12/31/2019
Capital reserves	**1,829**	**1,979**
Premium on subscription of shares	284	284
Share-based payment plan	1,544	1,694
Reserves from tax incentives, restatement of equity securities and other	1	1
Profit reserves	**30,191**	**34,846**
Legal [1]	11,662	11,326
Statutory [2]	18,529	13,709
Special profit reserves [3]	-	9,811

(1) It purpose is to ensure the integrity of capital, compensate loss or increase capital.

(2) Its main purpose is to ensure the remuneration flow to shareholders.

(3) Refers to Dividends or Interest on Capital declared after 06/30/2020 and 12/31/2019.

d) Reconciliation of net income and stockholders' equity (Note 2b)

	Net income		Stockholders' equity	
	01/01 to 06/30/2020	01/01 to 06/30/2019	06/30/2020	12/31/2019
ITAÚ UNIBANCO HOLDING	**6,715**	**13,505**	**126,416**	**132,244**
Amortization of goodwill	253	112	(62)	(258)
Conversion adjustments of foreign investments (Note 3s)	(143)	(92)	3	1
Foreign exchange variations of investments	17	-	-	-
Hedge of net investments in foreign operations	(426)	(160)	3	1
Tax effects – hedge of net investments in foreign operations	266	68	-	-
ITAÚ UNIBANCO HOLDING CONSOLIDATED	**6,825**	**13,525**	**126,357**	**131,987**

e) Non-controlling interests

	Stockholders' equity		Income	
	06/30/2020	12/31/2019	01/01 to 06/30/2020	01/01 to 06/30/2019
Itaú CorpBanca	9,843	9,428	1,333	(84)
Itaú CorpBanca Colombia S.A.	527	403	(43)	(35)
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	553	487	(66)	(76)
Luizacred S.A. Soc. de Crédito, Financiamento e Investimento	430	420	(10)	(31)
Other	108	123	(29)	(31)
Total	**11,461**	**10,861**	**1,185**	**(257)**

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 | 130

f) Share-based payment ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process. The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders. Expenses on share-based payment plans are presented in the table below: 01/01 to 01/01 to 06/30/2020 06/30/2019 Partner Plan (Note 10f) (97) (146) Share-based plan (200) (217) Total (297) (363) l – Partner Plan The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations. The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date. The fair value of the consideration in shares is the market price at the grant date, less expected dividends. Change in the Partner Program 01/01 to 01/01 to 06/30/2020 06/30/2019 Quantity Quantity Opening balance 39,305,211 48,871,182 New 10,473,405 8,096,700 Delivered (11,408,109) (15,627,167) Cancelled (809,645) (865,922) Closing balance 37,560,862 40,474,793 Weighted average of remaining contractual life (years) 2.20 2.11 Market value weighted average (R$) 23.37 25.49 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 131

II - Variable Compensation In this plan, 50% of variable compensation of managers is paid in cash and 50% is paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third per year, will be contingent upon the executive’s permancence in the institution. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period. Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who should meet at least the performance and conduct requirements. The fair value of the share is the market price at its grant date. Change in share-based variable compensation 01/01 to 01/01 to 06/30/2020 06/30/2019 Quantity Quantity Opening balance 20,220,934 25,016,145 New 13,463,678 9,791,483 Delivered (10,574,321) (14,236,717) Cancelled (185,621) (57,273) Closing balance 22,924,670 20,513,638 Market value weighted average (R$) 33.52 37.55 Ill – Stock Option Plan (Simple Options) ITAÚ UNIBANCO HOLDING had a Stock Option Plan (“Simple Options”), which was discontinued, and the last options were vested in 2019. Simple options have the following characteristics: a) Exercise price: calculated as the average price of shares in the last three months of the year prior to the grant date. The prices determined are inflation-adjusted to the last business day of the month prior to the option exercise date in line with the IGP-M inflation index or, in its absence, an index to be determined internally, and must be paid according to the regulations for the settlement of trading on B3. b) Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally five years. Change in the Simple options plan 01/01 to 06/30/2020 01/01 to 06/30/2019 Weighted Weighted Quantity average Quantity average exercise price exercise price Opening balance - - 3,089,599 22.30 Options vested at the end of the period - - 3,089,599 22.30 Options: Canceled / Forfeited (*) - - (15,590) 29.51 Exercised - - (616,527) 21.95 Closing balance - - 2,457,482 22.79 Options vested at the end of the period - - 2,457,482 22.79 Range of exercise prices - 22.79 Weighted average of the remaining contractual life (in years) - 0.50 Market value weighted average (R$) - 36.85 (*) Refers to non-vesting based on the beneficiary’s decision. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 132

Note 16 – Related parties Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (Note 2b), have been eliminated and do not affect the consolidated statements. The principal unconsolidated related parties are as follows: · Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING; · The non-financial subsidiaries and joint ventures of ITAÚSA, in particular Duratex S.A., Itaúsa Empreendimentos S.A. (1) and Alpargatas S.A.; · Investments in associates and joint ventures, in particular Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A. and XP Inc.; · Pension Plans: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED, created exclusively for employees; · Associations: Associação Cubo Coworking Itaú – a partner entity of ITAÚ UNIBANCO HOLDING CONSOLIDATED its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; the produce and disseminate the resulting technical and scientific knowledge; the attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups; · Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure: Fundação Itaú para Educação e Cultura (2) – promotes education, culture, social assistance, defense and guarantee of rights, and strengthening of civil society. Instituto Itaú Cultural (3) – promotes and disseminates Brazilian culture in the country and abroad. Instituto Unibanco – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions. Instituto Unibanco de Cinema – promotes culture in general and provides access of low-income families to screenings of films, videos, video-laser discs etc, in theaters and movie clubs which it owns or manages including showings of popular movies, in particular Brazilian productions. Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities. (1) Entity merged into Itaúsa Investimentos Itaú S.A (2) New legal name of Fundação Itaú Social after merger of Instituto Itaú Cultural. (3) Entity merged into Fundação Itaú para Educação e Cultura. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 133

a) Transactions with related parties:

	ITAÚ UNIBANCO HOLDING					ITAÚ UNIBANCO HOLDING CONSOLIDATED				
	Annual rate	Assets / (Liabilities)		Revenues / (Expenses)		Annual rate	Assets / (Liabilities)		Revenues / (Expenses)	
		06/30/2020	12/31/2019	01/01 to 06/30/2020	01/01 to 06/30/2019		06/30/2020	12/31/2019	01/01 to 06/30/2020	01/01 to 06/30/2019
Interbank investments		**66,986**	**51,077**	**1,686**	**1,874**		**64**	**1,000**	**33**	**-**
Itaú Unibanco S.A. Nassau Branch	2.52% to 6.50%	57,232	33,188	1,251	771		-	-	-	-
Itaú Unibanco S.A. Grand Cayman Branch	5.83% to 6.31%	9,675	11,165	341	322		-	-	-	-
Other	2.15%	79	6,724	94	781	2.2%	64	1,000	33	-
Loan operations		**-**	**-**	**-**	**-**		**1,437**	**83**	**44**	**4**
Alpargatas S.A.		-	-	-	-	2.35% a 6% / CDI + 2%	797	30	35	1
Duratex S.A.		-	-	-	-	CDI + 1.45% / CDI + 3.15%	608	-	8	-
Other		-	-	-	-	113% CDI	32	53	1	3
Derivative financial instruments (assets and liabilities)		**-**	**-**	**-**	**(494)**		**138**	**99**	**4**	**-**
Investment funds		-	-	-	(494)		115	99	4	-
Alpargatas S.A.		-	-	-	-		23	-	-	-
Deposits		**-**	**-**	**-**	**(152)**		**-**	**-**	**-**	**(1)**
Other		-	-	-	(152)		-	-	-	(1)
Deposits received under securities repurchase agreements		**-**	**-**	**-**	**-**		**(1,223)**	**(374)**	**(18)**	**(6)**
Alpargatas S.A.		-	-	-	-	95% a 100% CDI	(705)	(4)	(6)	-
Duratex S.A.		-	-	-	-	76% a 95% CDI	(61)	(43)	(2)	(1)
Other		-	-	-	-	2.0% / 75% a 100.15% CDI	(457)	(327)	(10)	(5)
Funds from acceptances and issuance of securities		**(115)**	**-**	**-**	**-**		**-**	**-**	**-**	**-**
Itaú Unibanco S.A. Nassau Branch		(115)	-	-	-		-	-	-	-
Amounts receivable (payable) / Commissions and banking fees, Administrative expenses and/or Other operational		**(142)**	**(36)**	**(6)**	**(2)**		**(88)**	**(151)**	**18**	**(18)**
Fundação Itaú Unibanco - Previdência Complementar		-	-	-	-		(85)	(93)	25	27
ConectCar Soluções de Mobilidade Eletrônica S.A.		-	-	-	-		(23)	(46)	2	-
Olimpia Promoção e Serviços S.A.		-	-	-	-		(4)	(5)	(18)	(13)
Itaú Corretora de Valores S.A.		(1)	(1)	(7)	(3)		-	-	-	-
Itaú Unibanco S.A. Nassau Branch		(146)	(35)	1	4		-	-	-	-
Itaúsa Investimentos Itaú S.A.		-	-	-	-		1	1	5	(33)
Fundação Itaú para Educação e Cultura		-	-	-	-		19	-	-	-
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	-	-		-	-	3	3
Other		5	-	-	(3)		4	(8)	1	(2)
Rent		**-**	**-**	**-**	**-**		**-**	**-**	**(17)**	**(23)**
Fundação Itaú Unibanco - Previdência Complementar		-	-	-	-		-	-	(15)	(18)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	-	-		-	-	(2)	(4)
Other		-	-	-	-		-	-	-	(1)
Donation		**(750)**	**-**	**(900)**	**-**		**(750)**	**-**	**(1,000)**	**(35)**
Fundação Itaú para Educação e Cultura		(750)	-	(900)	-		(750)	-	(1,000)	(35)
Sponsorship		**-**	**-**	**-**	**-**		**17**	**29**	**(6)**	**-**
Associação Cubo Coworking Itaú		-	-	-	-		17	29	(6)	-

Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING CONSOLIDATED present Assets of R$ 56, Liabilities of R$ (6,650) and Result of R$ (36) (R$ 49, R$ (5,758) at 12/31/2019 and R$ (48) from 01/01 to 06/30/2019, respectively).

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for apportionment of common costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ (3) (R$ (4) from 01/01 to 06/30/2019) in view of the use of the common structure.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 | 134

b) Compensation and Benefits of Key Management Personnel Compensation and benefits attributed to Management Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING CONSOLIDATED in the period correspond to: 01/01 to 01/01 to 06/30/2020 06/30/2019 Fees (255) (275) Profit sharing (48) (173) Post-employment benefits (5) (5) Share-based payment plan (91) (134) Total (399) (587) Total amounts related to share-based payment plan, personnel expenses and post-employment benefits is detailed in Notes 15f, 10f and 19, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 135

Note 17 – Fair value of financial instruments

In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be achieved on immediate settlement of the instrument.

The following table summarizes the book values and estimated fair values for financial instruments:

		06/30/2020		12/31/2019	
		Book value	Fair value (*)	Book value	Fair value
Assets					
Cash and cash equivalents	(a)	85,428	85,428	62,152	62,152
Central Bank of Brazil Deposits	(a)	89,744	89,744	91,248	91,248
Money market	(a)	302,469	302,469	197,786	197,786
Interbank deposits	(b)	55,888	56,136	34,576	34,616
Trading securities	(c)	317,004	317,004	303,994	303,994
Available for sale securities	(c)	189,307	189,307	163,510	163,510
Held to maturity securities	(c)	55,849	58,408	36,106	39,215
Derivatives financial instruments	(c)	83,828	83,828	41,676	41,676
Loan, lease and other credit operations	(d)	656,497	666,182	582,158	591,429
(Provision for loan losses)		(48,286)	(48,286)	(38,888)	(38,888)
Liabilities					
Deposits	(b)	727,197	727,232	507,060	507,111
Deposits received under securities repurchase agreements	(a)	316,955	316,955	269,838	269,838
Funds from acceptances and issuance of securities	(b)	145,140	145,134	143,569	143,663
Borrowings and onlending	(b)	95,184	95,185	76,393	76,479
Derivatives financial instruments	(c)	89,137	89,137	47,815	47,815
Subordinated debts	(b)	74,838	74,868	59,462	61,428
Financial guarantees		981	981	859	859

(*) In the period, the result of Derivative Financial Instruments, as well as Adjustment to Fair Value of Securities (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 22d).

The methods and assumptions used to estimate the fair value are defined below:

a) **Cash and cash equivalents, Central Bank of Brazil Deposits, Money market and Deposits received under securities repurchase agreements -** The carrying amounts for these instruments are close to their fair values.

b) **Interbank deposits, Deposits, Funds from Acceptances and Issuance of Securities, Borrowings and Onlending and Subordinate Debts –** They are calculated by discounting estimated cash flows at market interest rates.

c) **Securities and Derivatives Financial instruments -** Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of prices quoted by the Brazilian Association of Financial and Capital Markets Entities (ANBIMA), the fair values of government securities are determined based on the interest rates provided by brokers. The fair values of corporate securities are calculated by discounting estimated cash flows at market interest rates. The fair values of shares are based on the prices quoted in the market. The fair values of derivative financial instruments were determined as follows:

- **Swaps:** The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors, mainly following swap prices on B3 for derivatives, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.).
- **Futures and Forwards:** Quotations on exchanges or using criteria identical to those applied to swaps.
- **Options:** Determined through mathematical models, such as Black-Scholes, using data, in general from Bloomberg, for implicit volatility, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities.
- **Credit Derivatives:** They are inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with and without credit risk.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 | 136

d) Loan, lease and other credit operations – Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount was considered to be close to their market value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor. Trading securities and Available for sale securities Level 1: Highly-liquid securities with prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, other foreign government securities, shares and debentures traded on stock exchanges and other securities traded in an active market. Level 2: When pricing information is not available for a specific security, valuation is usually based on prices quoted in the market for similar instruments, pricing information obtained from pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified at Level 2 of the fair value hierarchy and consist of certain Brazilian government securities, debentures, some government securities quoted in a less liquid market than for Level 1, and some share prices in investment funds. Derivatives included in Level 2 are credit default swaps, cross-currency swaps, interest rate swaps, simple options and some forwards, since information adopted by pricing models is immediately observable in actively quoted markets. The models used for these instruments are Black-Scholes, Garman & Kohlhagen, Monte Carlo and discounted cash flow. ITAÚ UNIBANCO HOLDING CONSOLIDATED does not hold positions in alternative investment funds or private equity funds. Level 3: When there is no pricing information in an active market, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses internally developed models, from curves generated according to a proprietary model. Level 3 classification includes some Brazilian government and private securities falling due after 2025 which are not usually traded in an active market. Derivatives with fair values classified in Level 3 of the fair value hierarchy are composed of exotic options, certain swaps indexed to non-observable inputs, and swaps with other products, such as swap with options or with verification, credit derivatives and futures of certain commodities. All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING CONSOLIDATED believes that all the method used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 137

Distribution by Levels

The following table presents the breakdown of fair value hierarchy levels.

	06/30/2020				12/31/2019			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Trading securities	101,354	215,565	85	317,004	87,925	215,591	478	303,994
Government securities - Brazil	87,736	7,172	-	94,908	79,927	3,444	-	83,371
Financial treasury bills	32,806	-	-	32,806	32,096	-	-	32,096
National treasury bills	15,780	-	-	15,780	17,628	-	-	17,628
National treasury notes	31,724	7,172	-	38,896	26,492	3,444	-	29,936
Brazilian external debt bonds	7,426	-	-	7,426	3,711	-	-	3,711
Government securities - abroad	6,408	-	-	6,408	1,576	-	-	1,576
Argentina	1,754	-	-	1,754	317	-	-	317
Chile	636	-	-	636	488	-	-	488
Colombia	1,441	-	-	1,441	409	-	-	409
United States	1,932	-	-	1,932	141	-	-	141
Italy	251	-	-	251	-	-	-	-
Mexico	15	-	-	15	58	-	-	58
Paraguay	3	-	-	3	2	-	-	2
Peru	15	-	-	15	9	-	-	9
Uruguay	361	-	-	361	152	-	-	152
Corporate securities	7,210	6,014	85	13,309	6,422	7,617	478	14,517
Shares	1,412	344	-	1,756	2,875	424	-	3,299
Bank deposit certificates	-	502	-	502	1	453	-	454
Real estate receivables certificates	-	-	85	85	-	-	396	396
Fund quotas	1,435	2,532	-	3,967	318	3,682	-	4,000
Credit rights	-	1,506	-	1,506	-	2,864	-	2,864
Fixed income	28	999	-	1,027	23	799	-	822
Variable income	1,407	27	-	1,434	295	19	-	314
Debentures	1,525	699	-	2,224	1,231	782	58	2,071
Eurobonds and other	2,838	-	-	2,838	1,997	79	6	2,082
Financial bills	-	1,714	-	1,714	-	2,101	-	2,101
Other	-	223	-	223	-	96	18	114
PGBL / VGBL fund quotas	-	202,379	-	202,379	-	204,530	-	204,530
Available for sale securities	128,008	59,222	2,077	189,307	100,878	53,142	9,490	163,510
Government securities - Brazil	61,835	1,186	183	63,204	58,105	853	192	59,150
Financial treasury bills	18	-	-	18	249	-	-	249
National treasury bills	16,751	-	-	16,751	18,517	-	-	18,517
National treasury notes	30,534	1,186	-	31,720	27,242	853	-	28,095
National treasury / securitization	-	-	183	183	-	-	192	192
Brazilian external debt bonds	14,532	-	-	14,532	12,097	-	-	12,097
Government securities - abroad	51,405	-	-	51,405	37,184	-	-	37,184
Germany	31	-	-	31	23	-	-	23
Chile	25,748	-	-	25,748	11,832	-	-	11,832
Colombia	3,841	-	-	3,841	3,877	-	-	3,877
Korea	2,880	-	-	2,880	3,427	-	-	3,427
Spain	5,060	-	-	5,060	4,984	-	-	4,984
United States	1,887	-	-	1,887	2,837	-	-	2,837
Italy	-	-	-	-	329	-	-	329
Mexico	8,356	-	-	8,356	7,552	-	-	7,552
Paraguay	2,820	-	-	2,820	1,781	-	-	1,781
Uruguay	782	-	-	782	542	-	-	542
Corporate securities	14,768	58,036	1,894	74,698	5,589	52,289	9,298	67,176
Shares	1,268	2,502	-	3,770	184	2,492	-	2,676
Rural product note	-	5,770	124	5,894	-	3,976	1,444	5,420
Bank deposit certificates	-	92	-	92	-	2,373	53	2,426
Real estate receivables certificates	-	-	1,070	1,070	-	-	1,243	1,243
Fixed income fund quotas	-	282	-	282	-	231	-	231
Debentures	9,417	36,103	700	46,220	3,813	35,415	6,011	45,239
Eurobonds and other	4,083	994	-	5,077	1,592	1,814	254	3,660
Mortgage notes	-	336	-	336	-	339	-	339
Promissory notes	-	10,933	-	10,933	-	4,712	282	4,994
Other	-	1,024	-	1,024	-	937	11	948

The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities.

	06/30/2020				12/31/2019			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	23	83,628	177	83,828	14	41,559	103	41,676
Swap contracts – Adjustment receivable	-	53,701	157	53,858	-	26,426	32	26,458
Option contracts	14	14,035	20	14,069	-	8,347	71	8,418
Forward contracts	-	3,106	-	3,106	-	2,012	-	2,012
Credit derivatives	-	122	-	122	-	167	-	167
NDF - Non Deliverable Forwards	-	12,099	-	12,099	-	4,446	-	4,446
Other derivative financial instruments	9	565	-	574	14	161	-	175
Liabilities	(27)	(88,980)	(130)	(89,137)	(7)	(47,723)	(85)	(47,815)
Swap contracts – Adjustment payable	-	(62,393)	(126)	(62,519)	-	(32,881)	(46)	(32,927)
Option contracts	(6)	(14,956)	(4)	(14,966)	-	(8,994)	(39)	(9,033)
Forward contracts	-	(1,910)	-	(1,910)	-	(754)	-	(754)
Credit derivatives	-	(328)	-	(328)	-	(40)	-	(40)
NDF - Non Deliverable Forwards	-	(9,356)	-	(9,356)	-	(4,971)	-	(4,971)
Other derivative financial instruments	(21)	(37)	-	(58)	(7)	(83)	-	(90)

There were no significant transfers between Level 1 and Level 2 during the period of 06/30/2020 and 12/31/2019. Transfers to and from Level 3 are presented in movements of Level 3.

Measurement of Level 2 fair value based on pricing services and brokers

To ensure that the fair value of these instruments is properly classified as Level 2, in-house analysis of information received are conducted, so as to understand the nature of inputs used by the service provider.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 | 138

Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary.

For financial instruments classified as Level 2, the pricing service or brokers were used to price securities substantially represented by:

- **Debentures:** When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by B3, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustrative non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters intended to eliminate outliers.

- **Financial Bills:** In order to mark Financial Bills to market, it is necessary to calculate its future value by projecting the notional issue value and its yields established by contract (fixed rate, floating rate or price index) and discounting the fixed curve in reais, obtained through DI Futures prices traded on B3.

- **Global and corporate securities:** The pricing process for these securities consists of capturing from 2 to 8 quotes from Bloomberg, depending on the asset. The method then compares the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. These prices are compared with information from purchase orders that the Institutional Treasury of ITAÚ UNIBANCO HOLDING CONSOLIDATED provides to Bloomberg. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. If it is higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The Institutional Treasury price is used as a reference only and never in the computation of the final price.

Level 3 recurring fair value measurements

The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure is periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base.

The most frequent cases of assets classified as Level 3 are justified by the discount factors used. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets. For swaps, the indexers for both legs are analyzed. There are some cases in which the input periods are shorter than the maturity of the derivative.

Recurring changes in fair value of Level 3

The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING CONSOLIDATED in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to other derivatives indexed to shares.

	Fair value at 12/31/2019	Total gains or losses (Realized/unrealized)		Purchases	Settlements	Transfers in and/or out of Level 3	Fair value at 06/30/2020	Total gains or losses (Realized/ unrealized)
		Recognized in income	Recognized in Other comprehensive income					
Trading securities	**478**	**(21)**	-	**260**	**(413)**	**(219)**	**85**	**(2)**
Corporate securities	**478**	**(21)**	-	**260**	**(413)**	**(219)**	**85**	**(2)**
Real estate receivable certificate	396	(14)	-	63	(360)	-	85	(2)
Debentures	58	-	-	115	(11)	(162)	-	-
Eurobonds and other	6	(9)	-	72	(12)	(57)	-	-
Other	18	2	-	10	(30)	-	-	-
Available for sale securities	**9,490**	**3,839**	**(4,595)**	**4,456**	**(1,550)**	**(9,563)**	**2,077**	**(1,308)**
Government securities - Brazil	**192**	**(249)**	**240**	-	-	-	**183**	**41**
Corporate securities	**9,298**	**4,088**	**(4,835)**	**4,456**	**(1,550)**	**(9,563)**	**1,894**	**(1,349)**
Rural product note	1,444	86	(134)	384	(283)	(1,373)	124	(53)
Bank deposit certificate	53	-	-	-	(53)	-	-	-
Real estate receivable certificate	1,243	(165)	(308)	300	-	-	1,070	(65)
Debentures	6,011	4,130	(4,363)	1,892	(656)	(6,314)	700	(1,231)
Eurobonds and other	254	34	(4)	269	(547)	(6)	-	-
Promissory notes	282	6	(28)	1,611	(11)	(1,860)	-	-
Other	11	(3)	2	-	-	(10)	-	-

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 | 139

	Fair value at 12/31/2019	Total gains or losses (Realized/Unrealized)		Purchases	Settlements	Transfers in and/or out of Level 3	Fair value at 06/30/2020	Total gains or losses (Realized/ unrealized)
		Recognized in income	Recognized in Other comprehensive income					
Derivatives - Assets	103	181	-	82	(178)	(11)	177	146
Swap contracts – Adjustment receivable	32	128	-	9	(2)	(10)	157	155
Option contracts	71	53	-	73	(176)	(1)	20	(9)
Derivatives - Liabilities	(85)	(126)	-	(42)	104	19	(130)	(119)
Swap contracts – Adjustment payable	(46)	(96)	-	(4)	-	20	(126)	(119)
Option contracts	(39)	(30)	-	(38)	104	(1)	(4)	-

Sensitivity Analysis of Level 3 Operations

The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Significant unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to substantial changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates or, asset prices, or in scenarios with varying shocks to prices and volatilities for nonlinear assets:

Sensitivity – Level 3 Operations		**06/30/2020**		**12/31/2019**	
		Impacts		**Impacts**	
Market risk factor groups	**Scenarios**	**Income**	**Stockholders' equity**	**Income**	**Stockholders' equity**
Interest rate	I	(0.1)	(0.9)	(0.3)	(2.1)
	II	(1.4)	(22.7)	(8.5)	(52.3)
	III	(2.7)	(45.0)	(17.0)	(103.8)
Shares	I	-	-	-	-
	II	-	-	-	-
Nonlinear	I	(15.5)	-	(22.6)	-
	II	(21.5)	-	(43.2)	-

The following scenarios are used to measure sensitivity:

Interest rate
Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario.

Shares
Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario.

Nonlinear
Scenario I: Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Scenario II: Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 | 140

Note 18 – Earnings per share a) Basic earnings per share Net income attributable to ITAÚ UNIBANCO HOLDING CONSOLIDATED’s shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares. 01/01 to 01/01 to 06/30/2020 06/30/2019 Net income attributable to owners of the parent company 6,825 13,525 Minimum non-cumulative dividends on preferred shares (105) (105) Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners (109) (109) Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners: 6,611 13,311 Common 3,360 6,779 Preferred 3,251 6,532 Total net income available to equity owners: Common 3,469 6,888 Preferred 3,356 6,637 Weighted average number of outstanding shares Common 4,958,290,359 4,958,290,359 Preferred 4,798,481,927 4,777,575,546 Basic earnings per share – R$ Common 0.70 1.39 Preferred 0.70 1.39 b) Diluted earnings per share Calculated similarly to the basic earnings per share; however, it includes the conversion of all preferred shares potentially dilutable in the denominator. 01/01 to 01/01 to 06/30/2020 06/30/2019 Net income available to preferred equity owners 3,356 6,637 Dividends on preferred shares after dilution effects 10 27 Net income available to preferred equity owners considering preferred shares after the dilution effect 3,366 6,664 Net income available to ordinary equity owners 3,469 6,888 Dividend on preferred shares after dilution effects (10) (27) Net income available to ordinary equity owners considering preferred shares after the dilution effect 3,459 6,861 Adjusted weighted average of shares Common 4,958,290,359 4,958,290,359 Preferred 4,826,762,713 4,816,454,169 Preferred 4,798,481,927 4,777,575,546 Incremental as per share-based payment plans 28,280,786 38,878,623 Diluted earnings per share – R$ Common 0.70 1.38 Preferred 0.70 1.38 Potential anti-dilution effects of shares under our share-based payment, excluded from the calculation of diluted earnings per share, totaled 365 preferred shares at 06/30/2020. There was no such effect at 06/30/2019. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 141

Note 19 – Post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, sponsors retirement plans to its employees.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new adhesions. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plans:

- Defined Benefit Plans (BD): plans which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and its cost is actuarially determined;

- Defined Contribution Plans (CD): are those plans which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid; and

- Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investment accumulated by the participant on the eligibility date.

Below is a list of benefit plans and their modalities:

Entity	Benefit Plan	Modality
Fundação Itaú Unibanco – Previdência Complementar - FIU	Supplementary Retirement Plan Supplementary Retirement Plan – Flexible Premium Annuity Franprev Benefit Plan 002 Benefit Plan Prebeg Benefit Plan UBB PREV Defined Benefit Plan Benefit Plan II Itaulam Basic Plan Itaucard Defined Benefit Plan Itaú Unibanco Main Retirement Plan	Defined Benefit
	Itaubanco Defined Contribution Plan Itaubank Retirement Plan Redecard Pension Plan	Defined Contribution
	Unibanco Pension Plan – Intelligent Future Itaulam Supplementary Plan Itaucard Variable Contribution Plan Itaú Unibanco Supplementary Retirement Plan	Variable Contribution
FUNBEP – Fundo de Pensão Multipatrocinado	Benefit Plan I	Defined Benefit
	Benefit Plan II	Variable Contribution

Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participants' accounts, according to the respective benefit plan regulations.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 | 142

a) Main Actuarial Assumptions

Actuarial assumptions of demographic and financial nature should reflect the best estimates about the variables that determine the post-employment benefit obligations.

The main demographic assumptions comprise: mortality table and turnover of active participants, while the main financial assumptions include: discount rate, future salary increases, growth of plan benefits and inflation.

	06/30/2020	06/30/2019
Discount rate (1)	7.64% p.a.	9.72% p.a.
Mortality table (2)	AT-2000	AT-2000
Turnover (3)	Itaú Experience 2008/2010	Itaú Experience 2008/2010
Future salary growth	4.00% to 7.12 % p.a.	4.00% to 7.12 % p.a.
Growth of the pension fund benefits	4.00% p.a.	4.00% p.a.
Inflation	4.00% p.a.	4.00% p.a.
Actuarial method	Projected Unit Credit	Projected Unit Credit

(1) Determined based on market yield relating to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.

(2) Correspond to those disclosed by SOA – "Society of Actuaries", that reflect a 10% increase in the probabilities of survival regarding the respective basic tables.

(3) Updated to the new expectation of mass behavior.

Retired plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actual assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk Management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils.

Benefits offered have long-term characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk.

- **Financial Risk** – the actuarial liability is calculated by adopting a discount rate different from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.

- **Inflation risk** – a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

- **Demographic Risk** – plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study preparedby an independent consulting company. The actuarial method used is the aggregate method, through which the plan costing Is defined by the difference between its equity coverage and the current value of its future liabilities. Observing the methodology established in the respective actuarial technical note. In the event deficit is verified in the concession period above the settlement limits set forth by the legislation in force, a debt agreement is entered into with the sponsor with financial guarantees.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 | 143

c) Asset management

The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an Active Market and Not Quoted in an Active Market:

Types	Fair value		% Allocation	
	06/30/2020	12/31/2019	06/30/2020	12/31/2019
Fixed income securities	**21,220**	**20,672**	**92.04%**	**90.93%**
Quoted in an active market	20,903	20,366	90.67%	89.59%
Non quoted in an active market	317	306	1.37%	1.34%
Variable income securities	**1,153**	**1,392**	**5.00%**	**6.12%**
Quoted in an active market	1,144	1,384	4.96%	6.09%
Non quoted in an active market	9	8	0.04%	0.03%
Structured investments	**76**	**65**	**0.33%**	**0.29%**
Quoted in an active market	-	-	0.00%	0.00%
Non quoted in an active market	76	65	0.33%	0.29%
Real estate	**529**	**529**	**2.30%**	**2.33%**
Loans to participants	**77**	**74**	**0.33%**	**0.33%**
Total	**23,055**	**22,732**	**100.00%**	**100.00%**

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 11 (R$ 11 at 12/31/2019), and real estate rented to Group companies, with a fair value of R$ 433 (R$ 445 at 12/31/2019).

d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. In the last 3 years, ITAÚ UNIBANCO HOLDING CONSOLIDATED used the percentage of 8.16% p.a. for medical inflation and the percentage of 3% p.a. for aging factor.

Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used.

e) Net amount recognized in the balance sheet

	06/30/2020			
	BD and CV Plans	CD Plans	Other post-employment benefits	Total
1 - Net assets of the plans	23,055	1,484	-	24,539
2 - Actuarial liabilities	(19,973)	-	(949)	(20,922)
3 - Asset ceiling (*)	(3,877)	(877)	-	(4,754)
4 - Net amount recognized in the balance sheet (1+2+3)	**(795)**	**607**	**(949)**	**(1,137)**
Amount recognized in Assets (Note 10a)	94	607	-	701
Amount recognized in Liabilities (Note 10d)	(889)	-	(949)	(1,838)

	12/31/2019			
	BD and CV Plans	CD Plans	Other post-employment benefits	Total
1 - Net assets of the plans	22,732	1,475	-	24,207
2 - Actuarial liabilities	(19,713)	-	(967)	(20,680)
3 - Asset ceiling (*)	(3,761)	(849)	-	(4,610)
4 - Net amount recognized in the balance sheet (1+2+3)	**(742)**	**626**	**(967)**	**(1,083)**
Amount recognized in Assets (Note 10a)	91	626	-	717
Amount recognized in Liabilities (Note 10d)	(833)	-	(967)	(1,800)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with Bacen Resolution nº 4,424/15.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 | 144

f) Change in the net amount recognized in the balance sheet:

06/30/2020	BD and CV plans				CD plans			Other post-employment benefit	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	22,732	(19,713)	(3,761)	(742)	1,475	(849)	626	(967)	(1,083)
Amounts recognized in income (1+2+3)	866	(803)	(144)	(81)	56	(32)	24	(39)	(96)
1 - Cost of current service	-	(52)	-	(52)	-	-	-	-	(52)
2 - Cost of past service	-	-	-	-	-	-	-	-	-
3 - Net interest [(1)(3)]	866	(751)	(144)	(29)	56	(32)	24	(39)	(44)
Amounts recognized in stockholders' equity (4+5+6)	23	(68)	28	(17)	-	4	4	-	(13)
4 - Effects on asset ceiling	-	-	28	28	-	4	4	-	32
5 - Remeasurements [(2)(3)]	-	-	-	-	-	-	-	-	-
6 - Exchange variation	23	(68)	-	(45)	-	-	-	-	(45)
Other (7+8+9+10)	(566)	611	-	45	(47)	-	(47)	57	55
7 - Receipt by allocation of funds	-	-	-	-	-	-	-	-	-
8 - Benefits paid	(611)	611	-	-	-	-	-	57	57
9 - Contributions and investments from sponsor	41	-	-	41	(47)	-	(47)	-	(6)
10 - Contributions from parcipants	4	-	-	4	-	-	-	-	4
Amounts at end of the period	23,055	(19,973)	(3,877)	(795)	1,484	(877)	607	(949)	(1,137)

12/31/2019	BD and CV plans				CD plans			Other post-employment benefit	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	18,808	(15,493)	(3,664)	(349)	1,604	(939)	665	(282)	34
Amounts recognized in income (1+2+3)	1,769	(1,514)	(355)	(100)	151	(91)	60	(459)	(499)
1 - Cost of current service	-	(75)	-	(75)	-	-	-	-	(75)
2 - Cost of past service	-	-	-	-	-	-	-	(418)	(418)
3 - Net interest [(1)(3)]	1,769	(1,439)	(355)	(25)	151	(91)	60	(41)	(6)
Amounts recognized in stockholders' equity (4+5+6)	3,239	(3,884)	258	(387)	(178)	181	3	(261)	(645)
4 - Effects on asset ceiling	-	-	384	384	-	176	176	-	560
5 - Remeasurements [(2)(3)]	3,245	(3,907)	(126)	(788)	(178)	5	(173)	(261)	(1,222)
6 - Exchange variation	(6)	23	-	17	-	-	-	-	17
Other (7+8+9+10)	(1,084)	1,178	-	94	(102)	-	(102)	35	27
7 - Receipt by allocation of funds	-	-	-	-	-	-	-	-	-
8 - Benefits paid	(1,178)	1,178	-	-	-	-	-	35	35
9 - Contributions and investments from sponsor	84	-	-	84	(102)	-	(102)	-	(18)
10 - Contributions from parcipants	10	-	-	10	-	-	-	-	10
Amounts at end of the period	22,732	(19,713)	(3,761)	(742)	1,475	(849)	626	(967)	(1,083)

(1) Corresponds to the amount calculated at 01/01/2020 based on the initial amount (Net Assets, Actuarial Liabilities and Asset Ceiling), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 7.64% p.a. (At 01/01/2019 the rate used was 9.72% p.a.).

(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate.

(3) The actual return on assets amounted to R$ 866 (R$ 5,014 at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 | 145

g) Defined benefit contribution

	Estimated contribution	Contributions made	
	2020	01/01 to 06/30/2020	01/01 to 06/30/2019
Pension plan - FIU	52	20	32
Pension plan - FUNBEP	5	3	4
Total	**57**	**23**	**36**

h) Maturity profile of defined benefit liabilities

	Duration (*)	2020	2021	2022	2023	2024	2025 to 2029
Pension plan - FIU	11.89	837	866	894	922	952	5,190
Pension plan - FUNBEP	10.69	425	439	454	469	483	2,582
Other post-employment benefits	9.25	26	26	26	26	26	126
Total		**1,288**	**1,331**	**1,374**	**1,417**	**1,461**	**7,898**

(*) Average duration of plan's actuarial liabilities.

i) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests are conducted in actuarial liabilities annually. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually carried out under the *ceteris paribus* condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

	BD and CV plans			Other post-employment benefits		
Main assumptions	**Present value of liability**	**Income**	**Stockholders' equity (*)**	**Present value of liability**	**Income**	**Stockholders' equity (*)**
Interest rate						
Increase by 0.5%	(977)	-	319	(36)	-	36
Decrease by 0.5%	1,104	-	(421)	41	-	(41)
Mortality rate						
Increase by 5%	(258)	-	88	(13)	-	13
Decrease by 5%	357	-	(94)	17	-	(17)
Medical inflation						
Increase by 1%	-	-	-	87	-	(87)
Decrease by 1%	-	-	-	(69)	-	69

(*) Net of effects of asset ceiling.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020

146

Note 20 – Information on foreign subsidiaries

ITAÚ UNIBANCO HOLDING CONSOLIDATED has subsidiaries abroad, subdivided into:

- Foreign branches: Itaú Unibanco S.A. – Grand Cayman Branch, Tokyo Branch, Itaú Unibanco S.A. Miami Branch, Nassau Branch, Itaú Unibanco Holding S.A. Grand Cayman Branch and Itaú CorpBanca New York Branch; only at 06/30/2019: Itaú Unibanco S.A. New York Branch; only at 06/30/2020 Itaú Unibanco S.A. Miami Branch.
- Latin America consolidated: basically compose of subsidiaries Banco Itaú Argentina S.A., Banco Itaú Uruguay S.A., Banco Itaú Paraguay S.A., Itaú CorpBanca and Itaú CorpBanca Colômbia S.A.;
- Other foreign companies: basically compose of subsidiaries Itaú Bank Ltd., ITB Holding Ltd. and Itau BBA International plc.

Further information on results of foreign units are available in the Management's Discussion and Analysis Report.

	Net income	
	01/01 to 06/30/2020	01/01 to 06/30/2019
Foreign branches	1,064	806
Latin America consolidated	288	875
Other foreign companies	263	290
Foreign consolidated	1,523	1,924

Note 21 – Risk, Capital Management and Fixed Assets Limits

a) Corporate Governance

ITAÚ UNIBANCO HOLDING CONSOLIDATED invests in sound processes for risk and capital management that permeates the whole institution and are the basis of all strategic decisions to ensure business sustainability.

These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING CONSOLIDATED's management by monitoring and analyzing risk and capital.

The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING CONSOLIDATED, are responsible for capital and risk management, and their decisions are monitored by the CGRC.

Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has collegiate bodies with capital and risk management responsibilities delegated to them, chaired by the Executive Vice-President of the Risk and Finance Department (ARF). To support this structure, ARF has departments to ensure, on an independent and centralized basis, that the institution's risks and capital are managed in compliance with defined policies and procedures.

b) Risk Management

Risk Appetite

The risk appetite of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on the Board of Director's statement:

"We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we insist on with strict ethical standards and regulatory compliance, seeking high and increasing returns, with low volatility, through lasting relationships with our customers, accurate risk pricing, widespread funding and proper use of capital."

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 | 147

Based on this statement, five dimensions have been defined (Capitalization, Liquidity, Composition of Earnings, Operating Risk and Reputation). Each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure. The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO (Chief Risk Officer). The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING CONSOLIDATED. Foremost among BACEN’s requirements for proper risk and capital management are the Risk Appetite Statement (RAS) and the implementation of a continuous, integrated risk management structure, the stress test program, the establishment of a Risk Committee, and the nomination at BACEN of a Chief Risk Officer (CRO), with roles and responsibilities assigned, and requirements for independence. Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING CONSOLIDATED for routine decision-making purposes are based on: · Sustainability and customer satisfaction: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, we are committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING CONSOLIDATED is committed to doing business that is good both for the customer and the institution itself; · Risk Culture: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business; · Risk pricing: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s acts and assumes risks in business which it knows and understands, avoiding those with which it is unfamiliar or that do not offer a competitive edge, and carefully assessing the risk-return ratio; · Diversification: ITAÚ UNIBANCO HOLDING CONSOLIDATED has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business; · Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING CONSOLIDATED to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services; · Ethics and respect for regulation: for ITAÚ UNIBANCO HOLDING CONSOLIDATED, ethics is non-negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution’s reputation. ITAÚ UNIBANCO HOLDING CONSOLIDATED has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk. These principles serve as a basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED’s guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks. I – Credit risk The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 148

The credit policy of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, and external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on. In compliance with CMN Resolution 4,557, of February 23, 2017, the document “Public Access Report – Credit Risk”, which includes the guidelines established by our credit risk control policy, can be viewed at www.itau.com.br/investor-relations, under Corporate Governance, Rules and Policies, Reports. II - Market risk The possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things, political, economic and market conditions, the portfolio profile and the ability to operate in specific markets. Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products. The National Monetary Council (CMN) has regulations governing the segregation of exposure to market risk into risk factors, such as: interest rate, exchange rate, equities and commodities. Brazilian inflation indexes are treated as a group of risk indicators and limits are managed in the same way as for the other indicators. The structure of limits and alerts obeys the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders’ equity, market liquidity, complexity and volatility, and the institution’s appetite for risk. In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED Note 5 – Securities and Derivative Financial Instruments (assets and liabilities). The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BACEN Circular 3,354, of June 27, 2007. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term. Market risk management is based on the following metrics: · Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; · Losses in stress scenarios: simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios); · Stop loss: metrics used to revise positions, should losses accumulated in a fixed period reach a certain level; · Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at fair value (MtM – Marked to Market); and Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 149

· Stressed VaR: statistical metric derived from the VaR calculation, with the purpose is of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics: · ÄEVE (Delta Economic Value of Equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates; · ÄNII (Delta Net Interest Income): difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates. In addition, sensitivity and loss control measures are also analyzed. They include: · Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at fair value, allocated at the maturity dates; · Sensitivity (DV01- Delta Variation): impact on the fair value of cash flows, when submitted to a one annual basis point increase in the current interest rates or index rate; · Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations. At June 30, 2020, ITAÚ UNIBANCO HOLDING CONSOLIDATED presented a Total VaR of R$ 197, with an decrease in relation to prior year (R$ 278 at 12/31/2019) due to lower exposure in interest rates. The document “Public Access Report – Market Risk“, which includes which includes our internal policy guidelines for market risk control, is not an integral part of the financial statements, but can be viewed at www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies, Reports. III – Liquidity risk The possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses. Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates. All activities are subject to verification by independent validation, internal control and audit areas. The document Public Access Report - Liquidity Risk, which includes our internal policy guidelines for liquidity risk control, is not an integral part of the financial statements, but can be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies, Reports. IV – Operating risk The possibility of losses from failures, defects or shortcomings in internal processes, people or systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk of inadequacies or defects in agreements signed by the institution, as well as sanctions for failing to comply with legal provisions and compensation to third parties for losses arising from the institution’s activities. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 150

The managers of executive areas use corporate methods developed and supplied by the internal controls, compliance and operating risk area. As part of governance of the risk management process, consolidated reports on risk monitoring, controls, action plans and operating losses are periodically presented to the business areas’ executives. In line with the principles of CMN Resolution 4,557, of February, 23, 2017, the document entitled “Public Access Report – Integrated Operational Risk Management and Internal Controls”, a summarized version of the institutional operating risk management policy, may be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies, Reports. V - Insurance, private pension and premium bonds risks The main risks related to Insurance, Private Pension and Premium Bonds portfolios are described below and defined in their respective chapters. · Underwriting risk: possibility of losses arising from insurance, pension plan and premium bonds operations contrary to the institution’s expectations of ITAÚ UNIBANCO HOLDING CONSOLIDATED, directly or indirectly associated with technical and actuarial bases adopted to calculate premiums, contributions and provisions; · Credit risk; · Market risk; · Liquidity risk; · Operating risk. These risks are managed independently, according to their special characteristics. VI – Social and Environmental Risk ITAÚ UNIBANCO HOLDING CONSOLIDATED understands social and environmental risk as the risk of potential losses due to exposure to social and environmental events arising from the performance of its activities. Mitigation actions of social and environmental risk are carried out through processes mappings, internal controls, monitoring new regulations on the subject, and recording occurrences in internal databases. In addition, risks identified, prioritized and actions taken complement the management of this risk in ITAÚ UNIBANCO HOLDING CONSOLIDATED. The social and environmental risk management is carried out by the first line of defense in its daily operations, supplemented by a specialized assessment of legal and risks control area. Business units also have their governance for approval of new products, including assessing the social and environmental risk, which ensures compliance in the new products and processes employed by the institution. Governance also includes the Social and Environmental Risk Committee, which is primarily responsible for guide institutional views of social and environmental risk exposure related to ITAÚ UNIBANCO HOLDING CONSOLIDATED activities. Further details on environmental and social risk, which is not an integral part of the financial statements, can be viewed at www.itau.com.br/investor-relations, section Reports / Pillar 3 and Global Systemically Important Banks / Risk and Capital Management – Pillar 3. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 151

c) Capital management governance

ITAÚ UNIBANCO HOLDING CONSOLIDATED is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans.

The capital statements were prepared in accordance with BACEN's regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS).

I - Composition of capital

The Referential Equity used to monitor the compliance with the operating limits imposed by BACEN, is the sum of three items, namely:

- **Common Equity Tier I:** the sum of capital, reserves and retained earnings, less deductions and prudential adjustments;
- **Additional Tier I Capital:** consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I;
- **Tier II Capital:** consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements.Together with the Common Equity Tier I and the Additional Tier I Capital, it makes up the Total Capital.

Composition of Referential Equity

	06/30/2020	12/31/2019
Stockholders' equity attributable to controlling interests	126,357	131,987
Non-controlling interests	11,390	11,110
Change in interest in subsidiaries in a capital transaction	63	259
Consolidated stockholders' equity (BACEN)	**137,810**	**143,356**
Common Equity Tier I prudential adjustments	(29,691)	(26,028)
Common Equity Tier I	**108,119**	**117,328**
Instruments Eligible to comprise Additional Tier I	17,981	11,266
Additional Tier I Prudential Adjustments	114	102
Additional Tier I Capital	**18,095**	**11,368**
Tier I (Common Equity Tier I + Additional Tier I Capital)	**126,214**	**128,696**
Instruments Eligible to comprise Tier II	14,360	11,833
Tier II Prudential Adjustments	76	67
Tier II	**14,436**	**11,900**
Referential Equity (Tier I + Tier II)	**140,650**	**140,596**

II - Risk-Weighted Assets (RWA)

For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures:

$$RWA = RWA_{CPAD} + RWA_{MINT} + RWA_{OPAD}$$

	06/30/2020	12/31/2019
Credit risk (RWA_{CPAD})[(1)]	922,909	784,730
Market risk (RWA_{MINT})[(2)]	25,237	25,002
Operational risk ($RWAP_{OPAD}$)[(3)]	92,476	81,568
Total risk-weighted assets	**1,040,622**	**891,300**

(1) Portion related to exposures to credit risk, calculated using the standardized approach.

(2) Portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circulars nº 3,646 and nº 3,674.

(3) Portion related to capital required for operational risk, calculated based on the standardized approach.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 | 152

The tables below present the breakdown of credit, market and operational risk weighted assets, respectively: Credit risk 06/30/2020 12/31/2019 Securities 52,820 54,715 Loan operations – Retail 134,391 139,522 Loan operations – Non-retail 326,007 274,324 Joint Liabilities - Retail 166 150 Joint Liabilities - Non-Retail 49,840 45,657 Loan commitments – Retail 39,849 37,700 Loan commitments – Non-retail 10,242 11,138 Derivatives – Future potential gain 5,754 4,787 Inermediation 2,774 2,422 Other exposures 301,066 214,315 Total 922,909 784,730 Market Risk 06/30/2020 12/31/2019 Market Risk Weighted Assets - Standard Aproach (RWAMPAD) 31,547 28,328 Operations subject to interest rate variation 28,054 24,724 Fixed rate denominated in reais 1,418 5,273 Foreign exchange coupon 14,598 13,118 Price index coupon 12,038 6,333 Operations subject to commodity price variation 1,631 1,087 Operations subject to stock price variation 369 1,162 Operations subject to risk exposures in gold, foreign currency and foreign exchange variation 1,493 1,355 Minimum Market Risk Weighted Assets - Standard Aproach (RWA ) (*) (a) 25,237 22,662 MPAD Market Risk Weighted Assets calculated based on internal methodology (b) 23,988 25,002 Reduction of Market Risk Weighted Assets due to Internal Models Aproach (6,310) (3,326) Market Risk Weighted Assets (RWAMINT) - maximum of (a) and (b) 25,237 25,002 (*) Calculated based on internal models, with maximum saving possibility of 20% of the standard model. At 06/30/2020, RWAMINT totaled R$ 25,237, that corresponds to the value of 80% of RWAMPAD, above the need of capital calculated through the internal methodology, which totaled R$ 23,988. At 12/31/2019, RWAMINT totaled R$ 25,002, which corresponds to the need of capital calculated through the internal methodology, higher than the value of 80% of RWAMPAD, which totaled R$ 22,662. Operational Risk 06/30/2020 12/31/2019 Operational Risk-Weighted Assets (RWAOPAD) 92,476 81,568 Retail 14,431 14,005 Commercial 28,718 27,536 Corporate finance 3,416 2,746 Negotiation and sales 23,490 15,430 Payments and settlement 8,696 8,802 Financial agent services 4,596 4,641 Asset management 8,806 8,101 Retail brokerage 323 307 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 153

III – Capital adequacy

The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The result of the last ICAAP – which was dated December 2019 – indicated that ITAÚ UNIBANCO HOLDING CONSOLIDATED has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution's equity position.

In order to ensure that ITAÚ UNIBANCO HOLDING CONSOLIDATED is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity, Tier I Capital and Basel ratios.

The Basel Ratio reached 13.5% at June 30, 2020, 2.3 p.p. lower than at December 31, 2019, mainly due to the foreign exchange impact, the provision of interest on capital, dividends referring to fiscal year 2019, and increase in risk-weighted assets, partially diminished by net income in the period and issuance of level 1 and level 2 debts.

Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a surplus over the required minimum Referential Equity of R$ 57,400 (R$ 69,292 at 12/31/2019), well above the ACP of R$ 23,414 (R$ 31,195 at 12/31/2019), and generously covered by available capital.

	06/30/2020				12/31/2019			
	Amount		Ratio		Amount		Ratio	
	Required	Current	Required	Current	Required	Current	Required	Current
Common Equity Tier I	46,828	108,119	4.5%	10.4%	40,108	117,328	4.5%	13.2%
Additional Tier I Capital	-	18,095	-	-	-	11,368	-	-
Tier I (Common Equity Tier I + Additional Tier I Capital)	**62,437**	**126,214**	**6.0%**	**12.1%**	**53,478**	**128,696**	**6.0%**	**14.4%**
Tier II	-	14,436	-	-	-	11,900	-	-
Referential Equity (Tier I + Tier II)	**83,250**	**140,650**	**8.0%**	**13.5%**	**71,304**	**140,596**	**8.0%**	**15.8%**
Amount Required for Additional Capital Buffers	23,414		2.25%		31,195		3.5%	

The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING CONSOLIDATED falls within the maximum limit of 50% of adjusted RE, established by BACEN. At 06/30/2020 , fixed assets ratio reached 25.8% (27.9% at 12/31/2019), showing a surplus of R$ 34,053 (R$ 31,104 at 12/31/2019).

Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/investor-relations, section Reports / Pillar 3 and Global Systemically Important Banks.

IV - Recovery Plan

In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System.

More details on the Recovery Plan can be viewed at www.itau.com.br/investor-relations , section "Reports / Pillar 3 and Global Systemically Important Banks / Risk and Capital Management – Pillar 3".

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 | 154

V - Stress testing The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING CONSOLIDATED’s results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation. For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557. In this process, the main potential risks to the economy are assessed based on the judgment of the bank’s team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING CONSOLIDATED and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, the basic interest rate and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area. Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived. The stress test is also an integral part of the ICAAP (Internal Capital Adequacy Process), the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities. This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution’s risk appetite metrics. VI – Leverage Ratio The Leverage Ratio is defined as the ratio of Capital Tier I to Total Exposure, calculated pursuant to BACEN Circular 3,748, of February 27, 2015. The purpose of this ratio is to be a simple measure of leverage not sensitive to risk, thus it does not consider weighting or mitigation factors. According to instructions in BACEN Circular Letter 3,706, of May 5, 2015, since October 2015 ITAÚ UNIBANCO HOLDING has sent the Leverage Ratio to BACEN, in accordance with Basel recommendations, on the basis of the ratio’s behavior for the period between 2011, when it was introduced, and 2017. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 155

Note 22 – Supplementary information a) Insurance policy - ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite the reduced risk exposure due to the low physical concentration of its assets, has a policy of insuring valuables and assets at amounts considered sufficient to cover possible losses. b) Foreign currency – The balances in Reais linked to the foreign currencies were as follows: 06/30/2020 12/31/2019 Permanent foreign investments 63,532 78,230 Net balance of other assets and liabilities indexed to foreign currency, (112,773) (145,611) including derivatives Net foreign exchange position (49,241) (67,381) The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations. c) Agreements for offsetting and settlement of liabilities within the scope of the National Financial System Offset agreements are in force in relation to derivative contracts, as well as agreements for the offsetting and settlement of receivables and payables pursuant to CMN Resolution 3,263, of February 24, 2005, the purpose of which is to enable the offsetting of credits and debits with the same counterparty, and where the maturity dates of receivables and payables can be brought forward to the date of an event of default by one of the parties or in the event of bankruptcy of the debtor. d) “Coronavirus” COVID-19 relief efforts On April 06, 2020, ITAÚ UNIBANCO HOLDING CONSOLIDATED held a conference call with its stockholders and the market in general to give an update on the measures implemented by the bank in the management of its operations and to support its employees, clients and society in view of the novel COVID-19 pandemic. ITAÚ UNIBANCO HOLDING CONSOLIDATED is monitoring the economic effects of this pandemic in Brazil and the other countries where it operates, which may adversely affect its results. At the beginning of the COVID-19 outbreak, the Institutional Crisis Management Committee was set up, which monitors, on a daily basis, the effects of the spread of the pandemic and its impacts on our operations, in addition to the government actions to mitigate the effects of this pandemic. The Brazilian Government, by means of the National Monetary Council and the Central Bank of Brazil, has been adopting measures to mitigate the impacts caused by COVID-19, particularly on loan transactions, funding operations, reduction of reserve requirements and capital-related issues. Accordingly, by the date of this disclosure, ITÁÚ UNIBANCO HOLDING CONSOLIDATED has identified: (a) an increase in loan and financing operations, particularly to companies; (b) increases in requests for renegotiations and extensions for loan operations; (c) impacts on the allowance for doubtful accounts and impairment of financial assets; (d) impacts on the pricing of its financial instruments arising from the high volatility in the markets and (e) an increase in funding operations. It is worth noting that ITAÚ UNIBANCO HOLDING CONSOLIDATED maintains its operational activities, even with the measures adopted to contain COVID-19, and continues to monitor and assess the identified impacts of this pandemic on its results, as well as its effects on critical estimates and judgments for the preparation of its Consolidated Financial Statements. The effects of COVID-19 on the Financial Statements are reflected in the notes: 5 – Securities and derivative financial instruments (assets and liabilities), 6 - Loan, lease and other credit operations and 17 – Fair value of financial instruments. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 156

e) A R$ 1 billion donation for the novel Coronavirus relief efforts in Brazil In April, 2020, ITAÚ UNIBANCO HOLDING CONSOLIDATED created the initiative “Todos pela Saúde” (All for Health) from the donation of R$ 1 billion, aiming at combating the novel Coronavirus and its effects on Brazilian society. “Todos Pela Saúde” will operate based on four axes of action: Informing, Protecting, Caring, and Resuming. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 157

www.pwc.com.br (A free translation of the original in Portuguese) Itaú Unibanco Holding S.A. Parent company and consolidated financial statements at June 30, 2020 and independent auditor’s report

(A free translation of the original in Portuguese) Independent auditor’s report To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Opinion We have audited the accompanying parent company financial statements of Itaú Unibanco Holding S.A. (“Bank”), which comprise the balance sheet as at June 30, 2020 and the statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the six-month period then ended, as well as the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. and its subsidiaries (“Consolidated”), which comprise the consolidated balance sheet as at June 30, 2020 and the consolidated statements of income, comprehensive income, changes in stockholders equity and cash flows for the six-month period then ended, and notes to the financial statements, including a summary of significant accounting policies. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and of Itaú Unibanco Holding S.A. and its subsidiaries as at June 30, 2020, and the financial performance and cash flows, as well as the consolidated financial performance and cash flows, for the six-month period then ended, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN). Basis for opinion We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the “Auditor’s Responsibilities for the Audit of the Parent Company and Consolidated Financial Statements” section of our report. We are independent of the Bank and of its subsidiaries in accordance with the ethical requirements established in the Accountant’s Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Key Audit Matters Key Audit Matters are those matters that, in our professional judgment, were of most significance in our 2020 half-year audit. Matters These matters were addressed in the context of our audit of the parent company and consolidated financial statements as a whole, and in forming our Why it is a opinion thereon, and we do not provide a separate opinion on Key Audit these matters. Matter How the matter was addressed PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 61005, T: +55 (11) 3674 2000, www.pwc.com.br

Itaú Unibanco Holding S.A. Our 2020 half-year audit was planned and performed considering that the operations of the Bank and the Consolidated did not present any significant changes in relation to the previous year, except for the impacts resulting from the COVID-19 pandemic in the operations. In this context, the Key Audit Matters remained substantially in line with those of the 2019 year end, but incorporating procedures to our audit approach in response to the current scenario of operations. Why it is a Key Audit Matter How the matter was addressed in the audit Provision for Loan Losses (Notes 3(f) and 6) The calculation of the provision for loan losses is Our audit procedures consider, among others: subject to Management’s judgment. The identification of situations relating to the Tests of the design and effectiveness of the recoverable value of receivables and the main controls used to calculate the provision determination of the provision for loan losses is a for loan losses, including: (i) totality and process that involves a number of assumptions integrity of the database; (ii) models and and factors, including the counterparty’s financial assumptions adopted by Management to condition, the expected future cash flows, the determine the recoverable value of the credit estimated amounts of recovery and realization of portfolio; (iii) monitoring and valuation of guarantees. guarantees; (iv) identification, approval, and monitoring of renegotiated transactions; and The utilization of different modeling techniques (v) processes established by Management to and assumptions could result in a different meet the standards of the Brazilian Central estimate of recoverable amounts. Furthermore, Bank (BACEN) and National Monetary Council managing the credit risk is complex and depends (CMN) in relation to the provision for loan on the completeness and integrity of the related losses, as well as the disclosures in notes to the database, including guarantees and financial statements. renegotiations as these are important aspects on determining the provision for loan losses. For the individually calculated provision for loan losses, we tested the relevant assumptions In addition, during the 1st half of 2020, due to the adopted to identify instances of impairment COVID-19 pandemic, several rules were issued by and the resulting rating of the debtors, as well the Brazilian as the expected future cash flows, underlying guarantees, and the estimates of recovery of others, rules were released regarding temporary overdue receivables. criteria for characterizing the restructuring of credit operations, management of credit risk and For the provision for loan losses calculated on a for the measurement of the provision for loan collective basis, we tested the models and losses. complementary criteria, including the model approval process and the validation of the Considering the matters mentioned above, this assumptions used to determine the loss and continued to be an area of focus in our audit. recovery estimates, as well as the consistency of the models with those applied in previous periods. Tests of the adequacy of the inputs for these models, and, when available, compared the data and assumptions used with market information. We believe that the criteria and assumptions adopted by Management in determining and recording the provision for loan losses are

Itaú Unibanco Holding S.A. Why it is a Key Audit Matter How the matter was addressed in the audit appropriate and consistent, in all material respects, in the context of the individual and consolidated financial statements taken as a whole. Measurement of the fair value of financial instruments with low liquidity and/or without active market (Notes 3(c), 3(d) and 5) The fair value measurement of financial Our audit procedures consider, among others: instruments with low liquidity and/or without an active market requires subjectivity, considering Testes of the design and the effectiveness of the that it depends on valuation techniques based on main controls established for the fair valuation internal models that involve Management’s of these financial instruments, as well as the assumptions for their valuation. In addition, approval of models and related disclosures. management of market risk is complex, especially during periods of high volatility as observed With the support of our specialists we analyzed during the 1st half of 2020 due to the COVID-19 the main methodologies used to fair value pandemic and when observable market prices or these financial instruments and the parameters are not available. These financial assumptions adopted by Management, by instruments are substantially comprised of comparing them with independent investments in securities issued by companies methodologies and assumptions. We and derivative contracts. reperformed, on a sampling basis, the fair valuation of certain operations and compared This continues as an area of focus of our audit the assumptions and methodologies used by since the utilization of different valuation Management with our knowledge about fair techniques and assumptions could lead to valuation practices, which are commonly materially different fair value estimates. adopted as well as evaluated the consistency of these methodologies with the ones applied in prior periods. We considered that the criteria and assumptions adopted by Management to measure the fair value of these financial instruments and derivatives are appropriate and consistent with the information disclosed in the financial statements. Information technology environment The Bank and its subsidiaries rely on their As part of our audit procedures, with the support technology structure to process their operations of our specialists, we assessed the information and prepare their financial statements. technology environment, including the automated Technology represents a fundamental aspect on controls of the application systems that are the Bank and its subsidiaries’ business evolution significant for the preparation of the financial and, over the last years, significant short and statements. long-term investments have been made in the information technology systems and processes. The procedures we performed comprised the combination of assessment and tests of relevant The technology structure, due to the history of controls and, when necessary, the tests of acquisitions and size of the related operations, is compensating controls, as well as the

Itaú Unibanco Holding S.A. Why it is a Key Audit Matter How the matter was addressed in the audit comprised of more than one environment with performance of tests related to the information different processes and segregated controls. In security, including the access management addition, during the 1st half of 2020, a substantial control segregation of duties and monitoring the part of the Bank and its subsidiaries’ teams operating capacity of technology infrastructure in carried out their activities remotely (home office), face of the new reality of business operation. which generated the need to adapt technology processes and infrastructure to maintain the The audit procedures applied resulted in continuity of operations. appropriate evidence that were considered in determining the nature, timing and extent of The lack of adequacy of the general controls of the other audit procedures. technology environment and of the controls that depend on technology systems may result in the incorrect processing of critical information used to prepare the financial statements, as well as risks related to information security and cybersecurity. Accordingly, this continued as an area of focus in our audit. Deferred tax assets (Note 3(p) and 11(b)) The deferred tax assets arising from temporary We confirmed our understanding and tested the differences, income tax losses carryforward and design and the effectiveness of the main controls negative basis of social contribution are recorded established by Management to calculate the to the extent Management considers probable deferred tax assets and the recording of such that the Bank and its subsidiaries will generate credits in accordance with the accounting future taxable profits sufficient to use these tax standards and specific requirements of BACEN credits. The projection of the future taxable and CMN, including the necessity of analysis of profits takes into account a number of subjective the perspectives for the realization of these assets, assumptions established by Management. via projections of future taxable profits, for the Bank and its subsidiaries. We continue to consider that this area requires audit focus, taking into account that using We compared the critical assumptions used for different assumptions in the projection of the the projection of the future results with future taxable profits, especially in the context of macroeconomic information disclosed by the impacts on results due to the COVID-19 market and with the historical data, in order to pandemic, could materially modify the expected support the consistency of these estimates. periods for realization of deferred tax assets, thus affecting the accounting records. With the support of our specialists in the tax area, we performed tests on the nature and amounts of the temporary differences, fiscal losses and negative bases of social contribution, subject to future tax deduction. We believe that the assumptions adopted by Management in the determination and recording of tax credits are appropriate and consistent with the disclosures in the explanatory notes, considering the individual and consolidated financial statements taken as a whole.

Itaú Unibanco Holding S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit
Realization of amounts recorded on goodwill and intangible assets (Notes 3(j), 3(k) and 14)	
The balances of goodwill and intangible assets are tested semiannually for impairment. These tests involve estimates and significant judgment, including the identification of cash-generation units. The determination of expected cash flows and the risk-adjusted interest rate for each cash-generating unit or group of cash-generating units requires the application of judgment as well as estimates by Management. We continue to consider this as an area of audit focus due to: (i) projection of future results, especially in times of crisis, in which the use of different assumptions can significantly modify the perspective of realization of these assets and the possible need to record impairment with consequent impact on the financial statements and (ii) the impact generated on the Bank's current results due to aspects related to the COVID-19 pandemic; (iii) the relevance of these accounts in the context of the financial statements.	We have tested the design and effectiveness of the main controls established, including the analysis of the assumptions and critical judgments used by Management, which already include impacts due to the COVID-19 pandemic. We tested the most relevant projections and assumptions for the determination of the impairment test of goodwill and intangible assets as prepared by Management, to assess the reasonableness of these realization estimates. We believe that the assumptions adopted by Management to evaluate the realization of intangible assets are appropriate and the disclosures in the notes to the financial statements are consistent with the information obtained, considering the individual and consolidated financial statements taken as a whole.
Provision for contingent liabilities (Notes 3(n) and 9)	
The Bank and its subsidiaries have contingent liabilities mainly arising from judicial and administrative proceedings, inherent to the normal course of their business, filed by third parties, former employees, and public agencies, involving civil, labor, tax, and social security matters. In general, the settlement of these proceedings takes a long time and involve not only discussions on the matter itself, but also complex process-related aspects, depending on the applicable legislation. In the civil and labor cases, there is the possibility of early termination of processes through agreements. During the 1st half of 2020, efforts continued to be made to sign the settlement instruments for the settlement of civil lawsuits related to economic plans, including the signature of an addendum to	We confirmed our understanding and tested the design and the effectiveness of the main controls used to identify, assess, monitor, measure, record, and disclose the provision for contingent liabilities, including the totality and the integrity of the database. We tested the models used to quantify judicial proceedings of civil and labor natures considered on a group basis. We were supported by our specialists in the labor, legal, and fiscal areas, according to the nature of each proceeding. Also, we performed external confirmation procedures with both internal and external lawyers responsible for the proceedings. We considered that the criteria and assumptions adopted by Management for determining the provision for contingent liabilities, as well as the information disclosedin the explanatory notes, considering the individual and consolidated

Itaú Unibanco Holding S.A. Why it is a Key Audit Matter How the matter was addressed in the audit the instrument of agreement between the clients financial statements taken as a whole. (represented by civil associations) and FEBRABAN to extend the agreement period by another 30 months. Besides the subjective aspects in determining the possibility of loss attributed to each case, the evolution of case law on certain causes is not always uniform. Considering the materiality of the amounts and the uncertainties and judgments involved, as described above, in determining, recording and disclosing the required items, we continue to consider this an area of audit focus. Others matters Statements of added value The parent company and consolidated statements of added value for the six-month period ended on June 30, 2020, prepared under the responsibility of the Bank’s management, which presentation is required by the Brazilian Corporate Law for listed companies and treated as supplementary information for purposes of BACEN, were submitted to audit procedures performed in conjunction with the audit of the financial statements. For the purposes of forming our opinion, we evaluated whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09, “Statement of Added Value”. In our opinion, these statements of added value have been properly prepared, in all material respects, in accordance with the criteria established in the Technical Pronouncement and are consistent with the parent company and consolidated financial statements taken as a whole. Other information accompanying the parent company and consolidated financial statements and the auditor’s report The Bank’s management is responsible for the other information which comprise the Management Report and the Management Discussion and Analysis Report. Our opinion on the parent company and consolidated financial statements does not cover the Management Report or the Management Discussion and Analysis Report, and we do not express any form of audit conclusion thereon. In connection with the audit of the parent company and consolidated financial statements, our responsibility is to read the Management Report and the Management Discussion and Analysis Report and, in doing so, consider whether these reports are materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appear to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report or in the Management Discussion and Analysis Report, we are required to report that fact. We have nothing to report in this regard.

Itaú Unibanco Holding S.A. Responsibilities of management and those charged with governance for the parent company and consolidated financial statements Management is responsible for the preparation and fair presentation of the parent company and consolidated financial statements in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by BACEN, and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the parent company and consolidated financial statements, Management is responsible for assessing the Bank’s ability to continue as going concerns, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so. Those charged with governance in the Bank and its subsidiaries are responsible for overseeing the financial reporting process. Auditor’s responsibilities for the audit of the parent company and consolidated financial statements Our objectives are to obtain reasonable assurance about whether the parent company and the consolidated financial statements, as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that the audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: Identify and assess the risks of material misstatement of the parent company and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries. Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management. Conclude on the appropriateness of Management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as going concerns. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the parent company and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank and its subsidiaries to cease to continue as going concern.

Itaú Unibanco Holding S.A. Evaluate the overall presentation, structure and content of the parent company and consolidated financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation. Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Consolidated to express an opinion on the parent company and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence and that we communicated to them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the parent company and consolidated financial statements of the half-year ended June 30, 2020 and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. São Paulo, August 3, 2020 PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 Emerson Laerte da Silva Contador CRC 1SP171089/O-3

ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 A Listed Company NIRE. 35300010230 SUMMARY OF THE AUDIT COMMITTEE REPORT FIRST SEMESTER OF 2020. The Audit Committee (Committee) is a statutory body reporting directly to the Board of Directors (Board) and functions in accordance with the provisions set forth in its Charter (available at: www.itau.com.br/investor-relations). It currently consists of six independent, full-time members, one of whom is a member of the Board, all of them elected in accordance with the criteria stipulated in the regulations of the National Monetary Council (CMN), the National Council for Private Insurance (CNSP), the Sarbanes-Oxley Act and the rules of the NYSE, in the two latter cases concerning what is applicable to Foreign Private Issuers. The Committee is the sole committee for the institutions authorized to function by the Central Bank of Brazil (BACEN) and for the companies supervised by the Superintendence for Private Insurance (SUSEP) that are part of the Itaú Unibanco Financial Conglomerate, which encompasses Itaú Unibanco and its direct and indirect subsidiaries (Conglomerate). The Committee has responsibility for overseeing internal control and risk management processes, and the activities carried out by the internal audit and the Conglomerate’s independent auditors. The Committee’s oversight activities are based on information received from Management, presentations submitted by the different business and support departments, the results of the work undertaken by the independent auditors, internal audit and those responsible for risk and capital management, internal controls and compliance, as well as on its own analyses resulting from direct observation. Management is responsible for preparing the Conglomerate’s financial statements and for establishing the necessary procedures to ensure the quality of the processes that produce the information used in preparing those statements and in generating financial reports. Management is also responsible for risk control and monitoring, supervising the corporate internal control activities and for ensuring compliance with legal and regulatory requirements. The mission of Internal Audit is to ascertain the quality and adherence of the internal control, risk and capital management systems, and compliance with defined policies and procedures, including those employed in preparing the accounting and financial reports. PricewaterhouseCoopers Auditores Independentes (PwC) is responsible for the independent audit of the individual and consolidated financial statements, and must certify whether these statements fairly represent, in all material aspects, the Conglomerate’s individual and consolidated financial positions and the individual and consolidated performance of its operations in accordance with Brazilian accounting practices and with international accounting standards issued by the International Accounting Standards Board (IASB). PwC is also responsible for auditing the financial statements of the Prudential Conglomerate. Additionally, the auditors must issue an annual opinion about the quality and efficacy of the internal control over financial reporting. Activities of the Committee During the period, the Committee monitored the actions taken by the Conglomerate arising from the new Coronavirus (Covid-19) crisis to ensure that proper governance and risk management was maintained. The Committee held virtual meetings, with changes and ad hoc rescheduling by incorporating into the agenda the new risks arising from Covid-19, receiving reports on how the business and support areas operate within the new context in order to ensure that the main risks were monitored. These actions included discussions with the technology and security areas about the infrastructure for supporting the operations in a remote environment. We believe that working in a virtual environment has enabled the Committee to properly monitor the issues under its responsibility, and fulfilling its duties. During the period, the Committee engaged in the following activities, among others: Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 158

Structure of Risk and Capital Management, Internal Controls and Compliance – Meetings were held with the internal control and operational risk, compliance, corporate security and business departments at which the Committee took note of the significant aspects involving the quality and effectiveness of the Conglomerate’s current internal control, risk and capital management systems, the processes to verify management’s compliance with legal and regulatory provisions and internal rules and regulations, including those associated with social and environmental risks, as well as the progress of risk appetite governance and risk culture. The role of the Compliance department in the Conglomerate’s key projects was discussed. The meetings held with different departments discussed the key issues within the current environment (Covid-19) including, among others: (i) risk management within the Covid-19 context; (ii) performance in terms of cyber security; (iii) creation of controls for emerging risks; (iv) working from home; (v) the performance of the anti-money laundering (AML) areas in the current risk scenario; and (v) key aspects monitored by Compliance in relation to the regulators and self-regulators. Finally, the Committee emphasized to the risk management areas the importance of documenting all decisions taken during the Covid-19 crisis, in addition to following-up on them. Independent Auditor – There is a regular communication channel with the independent auditor for discussing the scope, planning and results of their work, attention points and significant accounting issues, including those arising from the effects of Covid-19, to enable their members to base their opinion on the integrity of the financial statements and reports. Aspects involving the independent auditor’s assessment of the quality and adequacy of the internal control systems were presented and discussed with the Committee. The independent auditor advised the Committee that during the audit work on the individual and consolidated accounting statements, they did not identify aspects that could have a material impact on the regulatory capital, other regulatory indicators or on the information provided to the regulatory body. The Committee received from the independent auditor information about their system for reviewing the quality of the audit work and about the results of the quality reviews undertaken internally by PwC, by peers and by regulators, and also carried out the annual independent auditor review process. Internal Audit – Monthly meetings were held with the Internal Audit Executive Officer and with the departments comprising the Internal Audit (IA) of the Conglomerate to monitor the execution of the planning and the proposed changes, the results of the work undertaken, the main reports issued, conclusions and recommendations. During the semester, IA submitted to the Committee its strategy and modus operandi during the Covid-19 crisis period, highlighting how it has continued to engage remotely with the entire team through dynamic planning while addressing the emerging risks created by the crisis, as well as permanently reviewing its operations. Worthy of mention is the work involving cyber security, prevention of fraud and of information leaks, compliance with the rules of the Central Bank and other regulators within the context of Covid-19 and the risks in executing government programs. Financial Statements – The main criteria adopted in preparing the financial statements, as well as the notes thereto, the management report and the report of the independent auditor were presented by Management and the independent auditor to the Committee. Meetings were held with the departments responsible for monitoring the control environment of accounting processing and with the Finance department about significant issues involving the accounting statements. The Committee also monitored the preparation of and disclosures in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS), and the results of the Prudential Conglomerate’s financial statements were presented. The meetings with management and the Internal Audit discussed the main impacts on the financial statements (DFs), bearing in mind the economic environment and the resolutions issued by the Central Bank arising from Covid-19. Particular attention was given to the criteria and judgments adopted when making critical accounting estimates, estimated credit losses and impairment of other assets, bearing in mind the uncertainties arising from the current economic environment and still limited information about the impact of this on the recoverable value of the assets. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 159

Provision for doubtful debtors (PDD) – Given the postponement of the maturity of certain loans (rescheduled transactions), grace periods granted, differential rates and the extension of benefits, as well as the economic effects resulting from the Covid-19 crisis, special attention was given to the criteria used for constituting PDD. Management, internal audit and the independent auditors discussed the consistency over time in applying the criteria for calculating the PDD, the changes arising from the new information and the variations in the PDD in key segments. Todos pela Saúde – The Committee has been monitoring through the work undertaken by the control areas the actions related to donations made to the Itaú Foundation for Education and Culture (Foundation) in support of the Todos pela Saúde (All for Health) initiative. Consumer Issues – Meetings were held with the officers of business and support areas to monitor the control environment and the progress of issues affecting customers, following up on the quality of the action plans and the implementation deadlines. The Committee analyzed the report issued by the Ombudsman’s Department about its activities for the period ended December 31, 2019. Regulators – The Committee was informed about the results of inspections and the regulators’ observations and management’s response and received information from the IA and Compliance areas about the follow-up on issues raised by the regulators in Brazil and those of the International Units. Meetings were also held with supervisors of the Banking Supervision and of Conduct Supervision Departments of the Central Bank. The Committee monitored the on-going regulatory and normative changes, including those issued as a result of the impacts of Covid-19. Anti–Money Laundering and Fraud Prevention – Meetings were held with the departments responsible for presenting the risk-related indicators and how the main incidents were handled, and the Committee was also informed by internal audit and the risk areas about the outcome of their assessments of the anti-money laundering and fraud processes. The Committee has been monitoring the process for implementing new AML rules and regulations (Central Bank Circular 3978/20 and CVM Instruction 617/19), as well as the impacts of COVID-19 on AML activities, focusing on the risks of the current scenario and AML operations (monitoring and evaluation of atypicalit transactions). Business and Products – Annual meetings are held with officers responsible for the different business areas and product departments to present the governance and risk management structure and, more frequently, with the digital business/electronic channels, insurance and cards areas. Information Security – Monitoring data protection issues, including the implementation plans for adapting the Conglomerate to the requisites of the General Law on Data Protection (LGPD), as well as the assessments undertaken by the internal audit and risk areas referring to information security and cyber security issues. Meetings were held with the departments responsible to monitor the status of the implementation of Open Banking and the PiX instant payment system. International Units – The Committee monitored the aspects of risk management by foreign units, with a special emphasis on those that could impact the reputation of the Conglomerate, such as information security and anti-money laundering. In particular, it made recommendations and monitored the governance of those risks from head office. It also analyzed the Audit Committee’s activities in the light of the internal policies about their composition and role. During the period, the Committee held meetings with local executives and members of the audit committees of the units in Argentina, Colombia/Panama and Paraguay, as well as with those responsible for these businesses at the head office, to discuss the operations and internal controls, focusing on the Covid-19 crisis and the actions taken by the operations. Prior to the onset of the pandemic, members of the Committee visited the located in Europe, holding meetings with the business and support areas, local audit committees, and with the Internal Audit and Internal Controls areas. Committee members are effective members or participate as observers or guests in the audit committees of the foreign units. Other activities undertaken in the period – The Committee coordinates its activities with the Risk and Capital Management Committee, including participation by its president as an observer in that committee’s meetings. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 160

Monthly reports about its activities were presented to the Board, while quarterly meetings were held with the Co-chairmen of the Board and the Chief Executive Officer of Itaú Unibanco Holding S.A. to discuss significant issues arising from the work undertaken, including the Committee’s monitoring of the effects of Covid-19 on its areas of competence. To undertake its activities and carry out the procedures described above, the Committee held a total of 141 meetings over 29 days in the period between February 14 and July 29, 2020, all properly formalized in minutes. In the course of carrying out its work, the Committee did not identify incidents of fraud or non-compliance with rules and regulations or errors by the internal control, accounting and audit areas that could jeopardize the Conglomerate’s continuity. Conclusions Having duly considered its responsibilities and the natural limitations arising from the scope of its duties, and based on the activities undertaken in the period, the Committee concludes that: · The internal control systems, compliance policies and the risk and capital management structures are appropriate for the size and complexity of the Conglomerate and the approved risk appetite; · The coverage and quality of the Internal Audit work are satisfactory, and it operates with appropriate independence; · The significant accounting practices adopted by the Conglomerate are in line with those adopted in Brazil, including those required by the Central Bank of Brazil, and with the international accounting standards issued by the International Accounting Standards Board (IASB); and · The information provided by PricewaterhouseCoopers Auditores Independentes (PwC), on which the Committee bases its recommendations on the financial statements, is adequate. No situation having been identified that could impair the objectivity and the independence of the Independent Auditor. Based on the work and the assessments undertaken and taking into account the context and limitation of its duties, the Committee recommends the approval, by the Board of Directors, of the consolidated financial statements of Itaú Unibanco Holding S.A. for the six-month period ended June 30, 2020. São Paulo, August 03, 2020. Audit Committee Gustavo Jorge Laboissière Loyola – President Antônio Carlos Barbosa de Oliveira Antônio Francisco de Lima Neto Diego Fresco Gutierrez Maria Helena dos Santos Fernandes de Santana Rogério Paulo Calderón Peres Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 161

ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 Listed Company NIRE. 35300010230 OPINION OF THE FISCAL COUNCIL The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., after having examined the financial statements for the period from January to June 2020 and verified the accuracy of all items examined, and in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company’s capital structure, financial position and the activities conducted during the period, and they have the conditions to be submitted to the appreciation and approval of the Stockholders. São Paulo (SP), August 3, 2020. JOSÉ CARUSO CRUZ HENRIQUES President ALKIMAR RIBEIRO MOURA EDUARDO AZEVEDO DO VALLE Member Member Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 162

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 Financial Statements in BRGAAP as of June 30, 2020. The Officers responsible for the preparation of the consolidated and individual financial statements, in compliance with the provisions of article 29, paragraph 1, item II, and article 25, paragraph 1, items V and VI of CVM Instruction No. 480/2009 and/or in the heading and item V of article 4 of BACEN Circular No. 3.964/2019, represent that: a) they are responsible for the information included in this file; b) they have reviewed, discussed and agree with the opinions expressed in the report of independent auditors about these financial statements; and c) they have reviewed, discussed and agree with the Company’s financial statements. This file includes: . Management Report; . Balance Sheet; . Statement of Income; . Statement of Comprehensive Income; . Statement of Changes in Stockholders’ Equity; . Statement of Cash Flows; . Statement of Value Added; . Notes to the Financial Statements; . Report of Independent Auditors; . Opinion of the Fiscal Council. The statements referred to in this letter will be disclosed on this date at the following electronic address https://www.itau.com.br/relacoes-com-investidores > Results Center. Milton Maluhy Filho Alexsandro Broedel Lopes Managing Vice-President Executive Officer Gustavo Jorge Laboissière Loyola Chairman of the Audit Committee Arnaldo Alves dos Santos Accountant Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2020 163